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Palomar Holdings, Inc. and Subsidiaries INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-230346

PROSPECTUS

5,625,000 Shares

Common Stock

        This is the initial public offering of shares of common stock of Palomar Holdings, Inc. We are offering 5,625,000 shares of our common stock. The initial public offering price is $15.00 per share. For a detailed description of our common stock, see the section entitled "Description of Capital Stock".

        Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the Nasdaq Global Select Market ("Nasdaq") under the symbol "PLMR".

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startup Act and, as such, have elected to comply with certain reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company". We will also be a "controlled company" under the corporate governance standards of the Nasdaq Marketplace Rules and will be exempt from certain corporate governance requirements of the rules. See "Prospectus Summary—Our Sponsor and Controlled Company Status" and "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock".

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 18.

	Per Share	Total

Initial Public Offering Price	$15.00	$84,375,000

Underwriting Discount(1)	$1.05	$5,906,250

Proceeds Before Expenses(1)	$13.95	$78,468,750

(1)
We refer you to the section "Underwriting" of this prospectus for additional information regarding underwriting compensation.

        We have granted the underwriters an option for a period of 30 days following the date of this prospectus to purchase up to an additional 843,750 shares of common stock solely to cover over-allotments at the initial public offering price, less the underwriting discount.

        Neither the Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about April 22, 2019 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Barclays	J.P. Morgan	Keefe, Bruyette & Woods
A Stifel Company

Evercore ISI	William Blair	Sandler O'Neill + Partners, L.P.	SunTrust Robinson Humphrey

Prospectus dated April 16, 2019

        You should rely only on the information contained in this prospectus and any free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date. Our business, financial condition, results of operations and prospects may have changed since that date.

        Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

Market, Industry and Other Data

        We use market and industry data, forecasts and projections throughout this prospectus. We have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved.

Use of Non-GAAP Financial Information

        This prospectus contains certain financial measures and ratios that are not required by, or presented in accordance with, generally accepted accounting principles in the United States ("GAAP"). We refer to these measures as "non-GAAP financial measures." We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for our management and investors to facilitate operating performance comparisons from period to period.

        The non-GAAP financial measures we use herein are defined by us as follows:

        Underwriting revenue:    We define underwriting revenue as total revenue excluding net investment income and net realized and unrealized gains and losses on investments. Underwriting revenue represents revenue generated by our underwriting operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting revenue should not be viewed as a substitute for total revenue calculated in accordance with GAAP, and other companies may define underwriting revenue differently.

        Underwriting income:    We define underwriting income as income before income taxes excluding net investment income, net realized and unrealized gains and losses on investments, and interest expense. Underwriting income represents the pre-tax profitability of our underwriting operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting income should not be viewed as a substitute for pre-tax income calculated in accordance with GAAP, and other companies may define underwriting income differently.

        Adjusted net income:    We define adjusted net income as net income excluding the impact of expenses relating to various transactions that we consider to be unique and possibly non-recurring in nature. We did not have any adjustments to 2017 and 2016 net income. We use adjusted net income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted net income should not be viewed as a substitute for net income calculated in accordance with GAAP, and other companies may define adjusted net income differently.

        Adjusted return on equity:    We define adjusted return on equity as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending shareholder's equity during the period. We did not have any adjustments to 2017 and 2016 net income. We use adjusted return on equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on equity should not be viewed as a substitute for return on equity calculated in accordance with GAAP, and other companies may define adjusted return on equity differently.

        Tangible shareholder's equity:    We define tangible shareholder's equity as shareholder's equity less intangible assets. We use tangible shareholder's equity internally to evaluate the strength of our balance sheet and to compare returns relative to this measure. Tangible shareholder's equity should not be viewed as a substitute for shareholder's equity calculated in accordance with GAAP, and other companies may define tangible shareholder's equity differently.

        While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered supplemental in nature and is not meant to be a substitute for revenue or net income, in each case as recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. For more information regarding these non-GAAP financial measures and a reconciliation of such measures to comparable GAAP financial measures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures."

GLOSSARY OF SELECTED INSURANCE AND OTHER TERMS

        Admitted insurer—Formally licensed to operate by the insurance agency in the state where the company operates. Admitted insurance companies are subject to various state laws that govern organization, capitalization, policy forms, rate approvals and claims handling.

        Average annual loss ("AAL")—A loss statistic that reflects the expected loss per year, averaged over many years.

        Application programming interfaces ("APIs")—An application that enables software programs to communicate with each other.

        Case reserves—Losses and loss adjustment expense reserves established with respect to individual reported claims.

        Catastrophe—A severe loss, typically involving multiple claimants. Commonly known perils include earthquakes, hurricanes, tsunamis, hailstorms, tornados, severe winter weather, floods, fires, explosions, volcanic eruptions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.

        Cede; ceding company—When a party purchases reinsurance for its liability from another party, it "cedes" business to the reinsurer and is referred to as the "ceding company."

        Certificates of authority—A license granted by a state insurance department to operate as an admitted insurance company in that state.

        Combined ratio—The sum of the loss ratio and the expense ratio. The combined ratio of an insurance company is generally viewed as an indication of the underwriting profitability of that insurance company, but does not take into account the effect of investing activities on net income.

        Commissions—The fee paid to an agent or a broker for placing insurance or reinsurance, generally determined as a percentage of the written premium.

        Direct premiums written—Premiums written by an insurer during a given period.

        Excess & Surplus lines—Excess and surplus lines policies generally are not subject to regulations governing premium rates or policy language. Insurance companies are considered non-admitted in the states in which they offer excess and surplus lines products.

        Excess of Loss ("XOL") reinsurance—Reinsurance that indemnifies the insured against all or a specified portion of losses in excess of a specified dollar or percentage loss ratio amount.

        Expense ratio—The ratio of underwriting, acquisition and other underwriting expenses net of commissions and other income to net earned premiums.

        Facultative reinsurance—Facultative reinsurance is a specific reinsurance policy for which terms can be negotiated by the insurer and reinsurer.

        Financial strength rating—The opinion of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its financial obligations under its policies.

        Fronting—The practice of licensed insurance companies issuing insurance policies while transferring substantially all of the underlying risk to third parties in exchange for a fee.

        Geocode—The latitudinal and longitudinal location of a property based on its address, which an insurer may use to assess the distance to shore for hurricane-exposed risks and proximity to fault-lines for earthquake-exposed risks.

        Gross written premiums—Total premiums recorded on the books of an insurer at the time an insurance policy is issued, before deductions for premiums ceded to reinsurers.

        IBNR; incurred but not reported—Reserves for estimated loss and loss adjustment expenses that have been incurred by policyholders but not reported to the insurer or reinsurer, including unknown future developments on loss and loss adjustment expenses which are known to the insurer or reinsurer.

        Incurred losses—The total losses sustained by an insurance company under a policy or policies, whether paid, unpaid or not reported.

        Liquefaction potential—The likelihood of soil converting into liquid from solid form.

        Loss—Physical damage to property or bodily injury including loss of use or loss of income.

        Loss adjustment expenses—The expenses of settling claims, including field adjusting, cost containment, legal defense and other fees and the portion of general expenses allocated to claim settlement costs. Also known as claim adjustment expense.

        Loss development—Increases or decreases in previously recorded losses and loss adjustment expenses over a given period of time.

        Loss ratio—A ratio calculated by dividing losses and loss adjustment expenses by net premiums earned.

        Net written premiums—Gross written premiums for a given period less premiums ceded to reinsurers during such period.

        Net earned premiums—The earned portion of gross written premiums less the earned portion that is ceded to reinsurers during such period.

        Peak zone—The specific peril and geographic area that produce the highest concentration of risk for an insurance company.

        Perils—This term refers to the causes of possible loss in property insurance and reinsurance, such as earthquake, wind-storm, fire, hail, etc.

        Probable maximum loss ("PML")—The maximum amount of loss that an insurance company would expect to incur on a policy or collection of policies under ordinary circumstances, based on computer or actuarial modeling techniques. This is frequently measured as a probability over a given return period. For example, a 1 in 250 year PML represents the loss value that has a 0.4% annual probability of being exceeded, equating to a 1 in 250 year probability.

        Property insurance—Insurance that covers property when damage, theft or loss occurs.

        Program Administrator—An organization that provides a range of services to insurance companies including marketing, underwriting, policy administration and payment processing.

        Quota share reinsurance—A form of reinsurance in which the reinsurer assumes an agreed percentage of each risk being reinsured and shares all premiums and losses in accordance with the reinsured.

        Reinstatement premiums—A premium charged for the reinstatement of the amount of reinsurance coverage to its full amount reduced as a result of a reinsurance loss payment.

        Reinsurance—The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability

v

assumed by the reinsured under a policy or policies of insurance which it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.

        Retail agents—Insurance agents who place insurance on behalf of consumers and businesses.

        Reinsurance retention—The amount or portion of risk which an insurer or reinsurer retains or assumes for its own account. Losses, or a portion thereof, in excess of the retention level are paid by the reinsurer or a retrocessionnaire. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is all or a portion of a dollar amount of loss.

        Return on equity—Net income expressed on an annualized basis as a percentage of average beginning and ending shareholder's equity during the period.

        Spread of risk—The extent to which an insurance company, by selecting uniform, diversified and independent risks, in a sufficiently large number, can predict the losses thereon with reasonable accuracy.

        State guaranty funds—Funding mechanisms that are administered by a U.S. state to protect policyholders in the event that an insurance company defaults on benefit payments or becomes insolvent. The fund only protects beneficiaries of insurance companies that are licensed to sell in that state.

        Statutory accounting practices ("SAP")—Those accounting principles and practices, which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting.

        Third party administrators ("TPAs")—Organizations that process insurance claims for a separate entity.

        Underwriting—The process of evaluating, defining, and pricing insurance risks including, where appropriate, the rejection of such risks, and the acceptance of the obligation to pay the policyholder under the terms of the contract.

        Unearned premiums—The portion of gross written premium that has not been earned.

        Wholesale brokers—Intermediaries who negotiate contracts of insurance between retail agents and insurance companies, receiving a commission for placement and other services rendered.

 PROSPECTUS SUMMARY

        This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms "Palomar," "we," "us" and "our" refer to Palomar Holdings, Inc. and its consolidated subsidiaries and the terms "Genstar Capital" and "Sponsor" refer collectively to Genstar Capital and its affiliated companies. For the definitions of certain terms used in this prospectus and not defined herein, see "Glossary of Selected Insurance and Other Terms."

Who We Are

        We are a rapidly growing and profitable company focused on the provision of specialty property insurance. We focus on certain markets that we believe are underserved by other insurance companies, such as the markets for earthquake, wind and flood insurance. We provide specialty property insurance products in our target markets to both individuals and businesses. We use proprietary data analytics and a modern technology platform to offer our customers flexible products with customized and granular pricing on an admitted basis. We distribute our products through multiple channels, including retail agents, program administrators, wholesale brokers, and in partnership with other insurance companies. Our business strategy is supported by a comprehensive risk transfer program with reinsurance coverage that we believe provides both consistency of earnings and appropriate levels of protection in the event of a major catastrophe. Our management team combines decades of insurance industry experience across specialty underwriting, reinsurance, program administration, distribution, and analytics.

        Founded in 2014, we have significantly grown our business and have generated attractive returns. We have organically increased gross written premiums from $16.6 million for the year ended December 31, 2014, our first year of operations, to $154.9 million for the year ended December 31, 2018, a compound annual growth rate ("CAGR") of approximately 75%. Our return on equity and combined ratio were 20.9% and 71.6%, respectively, for the year ended December 31, 2018. During 2018, we experienced average monthly premium retention rates above 90% for our Residential Earthquake, Residential Flood and Hawaii Hurricane lines and approximately 84% overall across all lines of business, providing strong visibility into future revenue. In February 2014, Palomar Specialty Insurance Company was awarded an "A–" (Excellent) (Outlook Stable) rating from A.M. Best Company ("A.M. Best"), a leading rating agency for the insurance industry. In February 2019, A.M. Best affirmed our "A–" (Excellent) (Outlook Stable) rating for Palomar Specialty Insurance Company and affirmed our "A–" (Excellent) (Outlook Stable) group rating for Palomar Holdings, Inc. This rating reflects A.M. Best's opinion of our financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors.

        We believe that our market opportunity, distinctive products, and differentiated business model position us to profitably grow our business.

Our Business

        Our management team founded our company to address unmet needs that we perceived to exist in certain specialty property insurance markets. These markets have primarily been served by either large generalist insurance companies and state-managed entities applying "one-size-fits-all" pricing and policy forms across broad geographies, or excess and surplus ("E&S") companies offering relatively volatile pricing and coverage without the backing of state guaranty funds. We are an admitted insurance company, which means that, unlike our E&S competitors, our rates and policy forms have been approved by the insurance department of each state in which we sell our policies, thus providing a further level of security to policyholders through our backing from state guaranty funds. As a result, our products typically have lower taxes and fees. We believe that both our customers and distribution partners prefer the ease of use and security of admitted products with flexible coverages. Additionally, we believe that we can generate superior risk-adjusted returns through underwriting that better reflects our customers' underlying risk through a more granular approach to pricing than what is typically offered by standard carriers. We believe this market acceptance and return potential is evidenced by the fact that we have quickly and profitably grown to be the 6th largest writer of earthquake insurance in the state of California and are experiencing growth and increasing profitability across our other lines of business.

        Our primary lines of business include: Residential Earthquake, Commercial Earthquake, Specialty Homeowners, Commercial All Risk, Hawaii Hurricane, Residential Flood, and Real Estate Investor ("REI"). We seek to write a diverse mix of business by loss exposure, customer type, and geography in order to mitigate the potential impact of any single catastrophe event, reduce our cost of reinsurance, and position us to capitalize on emerging market opportunities. The following table outlines our lines of business and the market opportunities that they address:

Risk	Opportunity	Palomar Lines of Business
Earthquake

•

Competitors' products have limited options and are priced in broad territorial zones.

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Residential earthquake is an optional coverage that many homeowners choose not to purchase due to the high price and limited coverage options.

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Commercial earthquake coverage is often offered through the E&S market, which is not backed by state guaranty funds.

•

Our Residential and Commercial Earthquake products are priced at a granular level and offer flexible product features.

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Our Residential Earthquake products seek to expand the residential earthquake insurance market by attracting buyers who may not otherwise purchase protection.

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Our products are admitted and backed by state guaranty funds, which we believe makes them easier to sell.

Risk	Opportunity	Palomar Lines of Business
Wind

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Homeowners insurance on a national level is generally highly competitive; however, we believe there are specific markets with attractive return potential that many carriers avoid due to hurricane exposure.

•

We identified specific hurricane-exposed geographic markets in the Southeastern United States with limited admitted commercial insurance product offerings due to the perceived risk of windstorms.

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Our Specialty Homeowners products are offered in markets that we identified through detailed analysis of pricing dynamics and historical loss ratios.

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The majority of our Specialty Homeowners premium is generated through a fee-generating 'fronting' arrangement.

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For our Commercial All Risk products, we use detailed technical analysis to identify a subset of target occupancies and developed a proprietary risk pricing methodology that we believe enables us to select and price risk appropriately.

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Our Commercial All Risk policy covers fire and wind damage (wind includes hurricane, tornado, and hail storm).

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Our Commercial All Risk business generates fee income from underwriting on behalf of third parties.

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We currently do not write Florida property business due to what we perceive to be a currently unfavorable pricing and regulatory environment.

Hawaii Hurricane

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There are a limited number of highly rated insurers writing standalone residential hurricane business in Hawaii.

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Coverage is required for homeowners that carry a mortgage for their property in the state.

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Our Hawaii Hurricane products are preferred by local retail agents due to our "A–" rating and our easy to use technology platform.

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Coverage is only provided for named hurricanes, which eliminates our exposure to attritional losses.

Risk	Opportunity	Palomar Lines of Business
Residential Flood

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Flood represents one of the largest sources of property damage in the United States. However, we believe the current private market flood product offerings are scarce and outdated.

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Our primary competitor in this market is the National Flood Insurance Program ("NFIP"), which caps dwelling coverage at $250,000 and prices risks using broad territorial zones.

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Our Flood products offer property coverage up to $5 million and price risk at the specific geocode level.

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Our Flood products also provide broader coverage than the NFIP and have a more streamlined approval process with no required elevation certificate or waiting period.

Real Estate Investor

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There are limited options for small real estate investors to aggregate coverage for multiple properties.

•

We created a product that allows investors to expand or contract coverage for multiple properties on a single master policy.

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Our REI program provides property and liability coverage to owners of 1-4 dwelling investment property portfolios.

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Our wholly-owned managing general agent, Prospect General Insurance Agency, administers the program and writes on behalf of capacity provided by syndicates at Lloyd's of London.

        Since our founding, we have made substantial progress diversifying our business by product, market, and geography. In 2014, our first year of operations, all of our premiums were related to earthquake insurance. For the year ended December 31, 2018, 67% of our gross written premiums were related to earthquake insurance. For the same time period, 77% of our gross written premiums were attributable to residential business and 23% of gross written premiums were attributable to commercial business. For the year ended December 31, 2018, non-earthquake related premiums grew 31% while earthquake related premiums grew 28% versus the prior year. We are currently licensed in 25 states, with California and Texas representing our largest exposures with 53.0% and 21.0% of our gross written premiums for the year ended December 31, 2018, respectively. We have applications for certificates of authority submitted in four states with plans to enter additional states in the future. Our business strategy is to continue diversifying our book of business by extending our geographic reach and expanding our product portfolio. The following charts illustrate our business mix by product, residential versus commercial markets, and geography for the year ended December 31, 2018:

        We employ a highly granular and analytical underwriting process to assess each insurance policy that we write, and we ensure that the risk characteristics of business assumed through our channel partnerships are consistent with our underwriting of direct business. Our systems enable us to underwrite all of our residential business automatically within minutes by leveraging our proprietary modeling techniques to analyze data at the geocode or ZIP code level. For example, our 2016 Residential Earthquake rate and policy form filing with the Washington State Office of the Insurance Commissioner has over 20,000 distinct pricing zones that take into account nuanced regional differences in soil types, liquefaction potential, and distance from known faults. In contrast, we believe most competing earthquake insurance rate filings in Washington are based on broad territorial pricing zones across the entire state. In our commercial products, we balance automation with human expertise and controls to underwrite more complex risks. Because the data we collect through our underwriting process is highly granular, we are able to utilize detailed portfolio analytics to actively manage aggregation of policies and to ensure an appropriate dispersion of risks across our full portfolio.

        We purchase a significant amount of reinsurance from a diverse group of third parties which we believe enhances our business by reducing our exposure to potential catastrophe losses and volatility in our underwriting performance. This in turn provides us with greater visibility into our earnings. As of January 1, 2019 our reinsurance program featured excess of loss reinsurance, quota share reinsurance, insurance linked securities, and per risk reinsurance protection from a panel of more than 80 highly rated reinsurers and capital markets investors. Many of our reinsurance contracts have multi-year terms and additional features, such as prepaid reinstatements and expanded coverage windows for catastrophe events, that we believe provide us with significant protection and flexibility should market conditions change. Effective January 1, 2019, we retain $5 million of risk per earthquake and wind event, inclusive of any amounts retained through our Bermuda reinsurance subsidiary, and our reinsurance program currently provides for coverage up to $850 million for earthquake events, subject to customary exclusions, with coverage in excess of our estimated peak zone 1 in 250 year probable maximum loss ("PML") event and our A.M. Best requirement. Furthermore, our earthquake policies do not provide coverage for fire damage arising from an earthquake. In addition, we maintain reinsurance coverage equivalent or better to 1 in 250 year PML for our other lines.

Our Competitive Strengths

        We believe that our competitive strengths include:

        Focus on capturing market share and expanding underserved markets.    We focus on specialty property insurance markets that we believe are underserved, and where we believe we can capture market share and expand the market to new customers. In our target markets, there are few direct competitors who focus exclusively on specialty property risks. With our specialized knowledge of these risks and our customized products, pricing and risk management, we believe we can better serve these markets than our competitors. Furthermore, we are able to expand our markets by creating products that attract insureds who previously had not obtained coverage. Our focus and expertise have enabled us to rapidly increase our market share; for example, we have grown into the 6th largest writer of earthquake insurance in California. In markets with similar characteristics, we are experiencing growth and increasing profitability across our other lines of business. We believe that our focus on addressing the needs of specialty property markets provides us with a competitive advantage.

        Differentiated products built with the customer in mind.    We have invested significant time and resources into developing what we believe are innovative and unique product offerings to address customer needs within our target markets. Our products generally offer our customers the certainty of admitted insurance products with flexible features that are not typical of standard products in our markets. By offering our customers the ability to choose deductibles and other a la carte coverage options, we believe we have created products that are attractive both to those who have existing coverages with our competitors, and to those who have not historically bought insurance in our target markets. Furthermore, since our products have been approved by individual state regulators and have been supported by proprietary pricing models since inception, we believe that our products are not easily replicable, particularly by existing carriers who would face the burden of gathering data, building new models and revising existing rates and policy forms with regulators. Finally, our policy forms and ratings methodology provide us with significant flexibility to manage coverage options and pricing. During 2018, we experienced average monthly premium retention rates above 90% for our Residential Earthquake, Residential Flood and Hawaii Hurricane lines and 84% overall across all lines of business, providing strong visibility into future revenue.

        Analytically driven, disciplined and scalable underwriting.    Our underwriting approach combines decades of specialty property underwriting experience of our management team with sophisticated, customized modeling tools we have developed that utilize extensive geospatial and actuarial data across all of our lines of business. Our proprietary models enable automated pricing of risks at the geocode or ZIP code level, in contrast to our competitors who we believe use less granular analytics and more manual underwriting processes. For example, we believe that our Commercial All Risk product has the only filing in the admitted market that produces location-level wind pricing, enabling us to price wind risk more accurately than competitors who establish wind pricing at the county or zonal level. Our analytical pricing framework is embedded in all facets of our business and is incorporated into our filings, pricing, underwriting and risk management. We believe that our analytically-driven underwriting approach has been the foundation of our ability to generate attractive risk-adjusted underwriting margins.

        Multi-channel distribution model.    Our open architecture distribution framework allows us to attract and underwrite business from multiple channels. We work with a wide variety of retail agents, program administrators, and wholesale brokers. We serve over 20 insurance companies as a specialty property partner either by issuing companion policies or providing reinsurance for their in-force risks that fit our strict underwriting parameters. The breadth and flexibility of our distribution model allows us to generate premium from many different parts of the insurance ecosystem and to rapidly take advantage of changing market conditions.

        Sophisticated and conservative risk transfer program.    We manage our exposure to catastrophe events through several risk mitigation strategies, including the purchase of reinsurance. We believe that our reinsurance program provides appropriate levels of protection and superior visibility into our earnings. We believe our current reinsurance program provides coverage well in excess of our theoretical losses from any recorded historical event. We regularly model our hypothetical losses from historically significant catastrophes, including the 1906 San Francisco and 1994 Northridge earthquakes. Under our current reinsurance program, should an event equivalent to either of these two events recur, our hypothetical net loss would be capped at our current net retention of $5 million, equivalent to 5.2% of our total shareholder's equity as of December 31, 2018, inclusive of any amounts retained through our Bermuda reinsurance subsidiary. While we only select reinsurers whom we believe to have acceptable credit and a minimum A.M. Best rating of "A–", if our reinsurers are unable to pay the claims for which they are responsible, we ultimately retain primary liability to our policyholders. In addition, at each reinsurance treaty renewal, we consider any plans to change the underlying insurance coverage we offer, our current capital, our risk appetite, and the cost and availability of reinsurance coverage, which may vary from time to time. In addition to the magnitude of coverage, we believe our reinsurance program provides us with significant protection and stability during potential periods of market volatility due to our use of staggered, multi-year contracts, and features such as prepaid reinstatements and expanded coverage windows for catastrophe events and our diverse panel of more than 80 highly-rated reinsurers and capital markets investors. Given that our reinsurance purchases are driven primarily by our peak zone earthquake exposure, as we scale and diversify our book of business into uncorrelated geographies and perils, we have been able to secure multi-peril coverage that reduces the cost of reinsurance per dollar of risk.

        Emphasis on the use of technology and analytics across our business.    As a recently formed insurance company, we have built a proprietary operating platform that employs best practices derived from our management team's extensive prior experience. Our technology platform is not burdened by outdated legacy technology and process which may be utilized by older insurance companies. In building our platform, we have emphasized automated processes that use granular data and analytics consistently across all aspects of our business. Our internally developed Palomar Automated Submission System ("PASS") acts as our interface with retail agents and wholesale brokers. PASS serves as the conduit to our policy administration system that integrates policy issuance, underwriting, billing and portfolio analytics. Our platform enables us to rapidly quote and bind policies via automated processing, and also to run detailed risk-management analytics for internal and external constituents including distribution partners, carrier partners and reinsurers. We believe that this real-time access to data and analytics provides us with an advantage in distributing our products, managing our risk, and purchasing reinsurance.

        Entrepreneurial and highly experienced management team and board.    Our management team is highly qualified, with an average of more than twenty years' of relevant experience in insurance, reinsurance and capital markets. We are led by our Chief Executive Officer, Mac Armstrong, who prior to founding Palomar was President of Arrowhead General Insurance Agency, a wholly owned subsidiary of Brown & Brown Insurance, Inc. ("Arrowhead"), a leading program administrator in the property and casualty insurance industry. Many of our management team members, including Mac Armstrong, Heath Fisher, our President and Co-Founder, and Christopher Uchida, our Chief Financial Officer and Corporate Secretary, have a long history of working together. For example, while at Arrowhead, Mac Armstrong worked closely with Christopher Uchida, who served as Executive Vice President and Chief Accounting Officer. As owners of approximately 7.3% of our outstanding common stock following the completion of this offering, we believe our management team has closely aligned interests with our stockholders. Additionally, our Board of Directors is comprised of accomplished industry veterans who bring decades of experience from their prior roles working in insurance and financial services companies.

Our Strategy

        We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns. Our strategy involves:

        Expand our presence in existing markets.    We compete in lines of business and states that represented over $20 billion in total written premiums during 2017. By comparison, we generated $154.9 million of gross written premiums for the year ended December 31, 2018. We believe that our differentiated product offerings will enable us to continue growing in our existing markets by (i) gaining market share from competitors who have less flexible product offerings; (ii) continuing to expand our strong distribution network; and (iii) increasing the total addressable market by providing attractive products to customers who previously elected not to purchase coverage.

        Extend our geographic reach and product portfolio.    We are currently licensed in 25 states that represented over $20 billion in total written premiums during 2017. We have applied for certificates of authority in four additional states that we believe would increase our addressable market by over 50% within our existing product lines alone. In addition, we continue to evaluate additional lines of business that will harness our core competencies and where we believe we can generate attractive risk-adjusted returns. Our research and development efforts are exemplified through the initial growth of our Commercial All Risk and Flood products.

        Maintain our distinctive combination of industry leading profitability and growth.    Our analytically informed risk selection and disciplined underwriting guidelines enable us to identify segments of the market that are both underserved and mispriced. As a result, we are able to generate an attractive underwriting profit through expanding the addressable market and winning market share with our distinctive products. For the year ended December 31, 2018, our return on equity was 20.9%. Additionally, we will look to achieve industry leading combined ratios to ensure we are achieving attractive risk-adjusted returns. As we seek premium growth, we intend to remain disciplined in our pricing, underwriting, and risk management processes, including closely managing our net PML, average annual loss ("AAL") and spread of risk. We will remain focused on lines of business with attractive pricing dynamics and a favorable risk / return profile, and we will not participate in markets that we believe are commoditized or where our business model cannot add incremental value.

        Maintain a diversified book of business.    We currently write a book of specialty property insurance that is diversified by underlying loss exposure, customer type and geography. Our major product lines and exposures are uncorrelated, such that events contributing to a loss in one line of business are unlikely to generate material losses in our other lines of business. The diversification of our book of business improves our risk-adjusted returns, reduces our reinsurance cost per dollar of premium, insulates us from swings in any single insurance or reinsurance market, and allows us to capitalize on market shifts opportunistically. As we grow, we intend to maintain a diversified book of business to continue to capitalize on these advantages.

        Leverage our underwriting, analytics, and risk transfer acumen to generate fee income.    We generate fee income in multiple ways including: underwriting on behalf of other insurance companies, fronting arrangements, and quota share reinsurance. Our multi-channel distribution model produces attractive business in excess of what we can prudently hold on our own balance sheet. As a result, we have an increasing number of partnerships where we write policies on behalf of other insurance and reinsurance companies who pay us a ceding commission to access the business. We believe these partnerships are an important validation of the intellectual property and expertise we have developed. We also act as a fronting carrier in certain lines of business where we cede substantially all of the risk and earn a fee for providing access to our A.M. Best rated balance sheet and admitted products. We believe this strategy enables us to scale our business more quickly and profitably and provides a growing and valuable fee stream to complement our profitable underwriting operations.

        Continue to purchase conservative reinsurance coverage, while optimizing for risk-adjusted returns.    We believe that protecting our earnings and balance sheet through the use of reinsurance is critical to our business to help ensure that we are able to meet obligations to our policyholders and other constituents, and to generate strong returns for our stockholders. We plan to maintain a conservative, robust reinsurance program to help ensure that we are adequately protected against potential catastrophe losses. Our goal is to protect our earnings, and we constructed our current reinsurance program to mitigate losses and ensure profitability in a severe catastrophe. As we grow, we expect that we will benefit from increased scale and diversification of risk in our business, and we plan to optimize our reinsurance program continuously by adjusting terms, structure, pricing, and participants in an effort to maximize our risk-adjusted returns.

        Strengthen and harness our strong and growing capital base.    The markets we currently serve are capital intensive, and as a recently established entrant, we compete with larger, more longstanding insurers. Nevertheless, we were awarded an "A–" (Excellent) (Outlook Stable) rating from A.M. Best at our formation, which we believe has been a source of competitive differentiation in certain markets where we operate. As we continue to demonstrate profitable underwriting operations and generate additional equity, we believe we will have access to more distribution sources that are typically reluctant to refer business to startup insurance companies. Notably, we believe that surpassing five years of underwriting operations and exceeding $100 million in total shareholder's equity are both important thresholds for potential distribution partners, and meeting these thresholds may enable us to generate business through those partners.

        Continue to invest in proprietary technology assets that deepen our competitive advantage.    We believe that the success of our business is centered upon our relentless commitment to apply technology to improve our business. For example, we have dedicated software developers focused on building application programming interfaces ("APIs"), which enable seamless integration into the point of sale systems of our partner carriers and distribution partners. This integration increases the ease of use for our partners, embeds us within their systems, and facilitates real-time sharing of information between our distribution, underwriting, and risk management functions. We will continue to evaluate and invest in proprietary and third-party technology assets, which deepen our competitive advantage, strengthen our operations and improve our returns.

Recent Developments

Preliminary Financial Information

        The preliminary unaudited financial information discussed below consist of estimates derived from our internal books and records and have been prepared by, and are the responsibility of, management. Neither Ernst & Young LLP nor any other independent auditor has audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary unaudited financial information. Accordingly, neither Ernst & Young LLP nor any other independent auditor expresses an opinion or any other form of assurance with respect thereto.

        The preliminary estimates discussed below are subject to the completion of financial closing procedures, final adjustments and other developments which may arise between now and the time the financial results for our first quarter are finalized. Therefore, actual results may differ materially from these estimates, and all of the preliminary estimates are subject to change. In addition, preliminary unaudited financial information for our quarter ended March 31, 2019 are not necessarily indicative of operating results for any future period. Further, the preliminary unaudited financial information for the quarter ended March 31, 2019 have been prepared by our management based only upon information available to it as of the date hereof and have not been prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants for the preparation or presentation of financial information.

Gross Written Premiums

        For the three month period ended March 31, 2019, we had gross written premiums of approximately $52.0-54.5 million, including the assumption of approximately $6.6 million of in-force premium through a new residential earthquake carrier partnership as described below. Excluding the impact of this assumed premium, our gross written premiums for the quarter increased by approximately 33-41% in comparison to the same period in the year prior.

Tangible Book Value

        As of March 31, 2019, our tangible book value was approximately $99.0-101.0 million, including the one-time cash distribution totaling approximately $5.1 million to our then-sole stockholder, GC Palomar Investor LP made in March 2019.

Catastrophe Activity in the Quarter ended March 31, 2019

        While there were several catastrophic events that occurred in the United States during the quarter ended March 31, 2019, most notably severe flooding in the Midwestern United States, our policies in force did not have exposure to any major catastrophe during the period. As such we do not expect to incur material losses from catastrophes during the quarter ended March 31, 2019.

New Residential Earthquake Carrier Partnership

        During the quarter ended March 31, 2019, we entered into a new partnership agreement with a homeowners insurer that commenced on March 1, 2019. The partnership was established following an extensive assessment that included policy level pricing review and the implementation of underwriting guidelines that adhered to our underwriting standards. This residential earthquake partnership entails the assumption of a diversified book of residential earthquake business via an assumed reinsurance agreement whereby we assume risk and all in-force premium as well as new and renewal policies. This partnership reinforces the distinctive value that we offer to insurance carriers seeking to transfer certain classes of risk. Carrier partnerships remain a strategic focus and a differentiated distribution channel for us.

Cash Distribution and Modification of Management Incentive Plan

        In connection with the domestication transactions (see "—History" for a description of the domestication transactions), in March 2019, we made a one-time cash distribution totaling approximately $5.1 million to our then-sole stockholder, GC Palomar Investor LP, enabling it to distribute funds to GC Palomar Investor LP's partners, including Genstar Capital, in order to allow such partners to satisfy tax obligations incurred as a result of the domestication transactions. See "—History." Additionally, on March 15, 2019, the 2014 Management Incentive Plan was modified by eliminating the requirement of a liquidity event to occur for the holders of its Class P units to realize value. All Class P units were modified such that the vesting of each Class P unit holder's awards was accelerated and their Class P distribution percentages were determined. This modification resulted in a stock compensation charge and corresponding increase to additional paid-in capital of $23.0 million for the quarter ended March 31, 2019.

Summary Risk Factors

        Our business is subject to numerous risks and uncertainties, including those in the section entitled "Risk Factors" and elsewhere in this prospectus. These risks include, but are not limited to, the following:

  •
  Claims arising from unpredictable and severe catastrophe events could reduce our earnings and shareholder's equity and limit our ability to underwrite new insurance policies;

  •
  The inability to purchase third-party reinsurance or otherwise expand our catastrophe coverage in amounts we desire on commercially acceptable terms or on terms that adequately protect us;

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  Our risk management and loss limitation methods, including estimates and models, may fail to adequately manage our exposure to losses from catastrophe events and our losses could be material higher than our expectations;

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  A decline in our financial strength rating may adversely affect the amount of business we write;

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  In the event that the reinsurance we purchase is inadequate or a reinsurer is unable or unwilling to make timely payments, our operating results would be adversely impacted;

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  Our business is concentrated in California and Texas and we are exposed more significantly to California and Texas loss activity and regulatory environments;

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  The potential loss of one or more key executives or an inability to attract and retain qualified personnel could adversely affect our results of operations;

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  We rely on a select group of brokers and program administrators to manage the distribution of a significant portion of our Residential Earthquake, Commercial Earthquake, Specialty Homeowners and Hawaii Hurricane products. Two program administrators with which we have long-standing relationships represented approximately 67.7% of our gross written premiums in 2018, and such relationships may not continue;

  •
  Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition or results of operations;

  •
  There is intense competition for business in our industry;

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  The failure of our information technology and telecommunications systems could adversely affect our business;

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  Any failure to protect our intellectual property rights could impair our ability to protect our intellectual property, proprietary technology platform and brand, or we may be sued by third parties for alleged infringement of their proprietary rights;

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  The ability for Genstar Capital to exert significant influence over us and our corporate decisions through its controlling ownership interest, including by virtue of the two directors who have relationships with Genstar Capital and the Stockholders Agreement that we intend to enter into with Genstar Capital prior to the consummation of this offering (the "Stockholders Agreement"); and

  •
  The inability to freely operate our business due to the restrictions included in our debt agreements for our $20.0 million of outstanding Floating Rate Senior Secured Notes.

Our Sponsor, Controlled Company Status and Stockholders Agreement

        We are majority owned by Genstar Capital. Genstar Capital is a leading private equity investment firm headquartered in San Francisco, California. Founded in 1988, Genstar Capital has raised $9.7 billion in capital and has demonstrated a track record of building successful middle market companies in targeted sectors.

        Following this offering, Genstar Capital will control approximately 64.0% of our common stock (or 61.6% if the underwriters exercise their over-allotment option). As a result, Genstar Capital will control any action requiring the general approval of our stockholders, including the election of our Board of Directors (which will control our management and affairs), the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. In addition, Genstar Capital will exert significant control over us through the Stockholders Agreement, pursuant to which Genstar Capital will have the right to nominate a percentage of our directors corresponding to Genstar Capital's then-current ownership, up to a total of 50% of our directors. The Stockholders Agreement will also specify that we must obtain Genstar Capital's prior written consent to undertake certain corporate actions, including (i) amendments or modifications to our or our subsidiaries' organizational documents in a manner that adversely affects Genstar Capital, (ii) making any payment or declaration of any dividend or other distribution on any shares of our common stock, (iii) merging or consolidating with or into any other entity, or transferring all or substantially all of our or our subsidiaries' assets, taken as a whole, to another entity, or entering into or agreeing to undertake any transaction that would constitute a "Change of Control" as defined in our or our subsidiaries' credit facilities or note indentures, (iv) effecting any acquisitions or dispositions other than in the ordinary course of business exceeding $15 million in any single transaction or an aggregate amount of $30 million in any series of transactions during a calendar year, (v) undertaking any liquidation, dissolution or winding up, and (vi) changing the size of the Board of Directors. Because Genstar Capital will control more than 50% of the voting power of our common stock, we will be considered a "controlled company" under the Nasdaq Marketplace Rules. As such, we are permitted, and have elected, to opt out of compliance with certain corporate governance requirements. Accordingly, stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Marketplace Rules. See "Risk Factors—We are a "controlled company" within the meaning of the Nasdaq Marketplace Rules. As a result, we qualify for, and intend to continue to rely on, exemptions from corporate governance requirements that provide protection to stockholders of other companies."

        In March 2019, we made a one-time cash distribution totaling approximately $5.1 million to our then-sole stockholder, GC Palomar Investor LP, enabling it to distribute funds to its partners, including Genstar Capital, in order to allow such partners to satisfy tax obligations incurred as a result of the domestication transactions. See "—History."

History

        We are an insurance holding company that was originally incorporated under the laws of the Cayman Islands in October 2013. In March 2019, we (i) implemented a domestication pursuant to Section 388 of the Delaware General Corporation Law and Section 206 of the Companies Law (2018 Revision), as amended, of the Cayman Islands pursuant to which we became a Delaware corporation and no longer subject to the laws of the Cayman Islands, (ii) modified the Class P units and Plan as described below, (iii) effected a 17,000,000 for one forward stock split and (iv) caused our then-sole shareholder, GC Palomar Investor LP, to distribute all of the post-split shares of our common stock to its various partners and other interest holders, including to Genstar Capital and its affiliates. We collectively refer to these transactions as the "domestication transactions." In March 2019, we made a one-time cash distribution totaling approximately $5.1 million to GC Palomar Investor LP enabling it to distribute funds to its partners, including Genstar Capital, in order to allow such partners to satisfy tax obligations incurred as a result of the domestication transactions. Additionally, on March 15, 2019, the 2014 Management Incentive Plan was modified by eliminating the requirement of a liquidity event to occur for the holders of its Class P units to realize value. All Class P units were modified such that the vesting of each Class P unit holder's awards was accelerated and their Class P distribution percentages were determined. This modification resulted in a stock compensation charge and corresponding increase to additional paid-in capital of $23.0 million for the quarter ended March 31, 2019.

Implications of Being an Emerging Growth Company

        The Jumpstart Our Business Startups Act ("the JOBS Act") was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as "emerging growth companies". We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of exemptions from various public reporting requirements, including (i) the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (ii) requirements related to compliance with new or revised accounting standards, (iii) requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, (iv) the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments, (v) if adopted by the Public Company Accounting Oversight Board (United States), mandatory audit firm rotation requirements and (vi) requirements to supplement the auditor's report with additional information about the audit and our financial statements. We may choose to take advantage of some, but not all, of these reduced burdens. We may take advantage of these exemptions until we are no longer an emerging growth company.

        We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; (ii) the date we qualify as a "large accelerated filer" with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

        For risks related to our status as an emerging growth company, see the disclosure elsewhere in this prospectus under the caption "Risk Factors" below.

Corporate Information

        We launched our principal operations in 2014.

        We were originally incorporated under the laws of the Cayman Islands in October 2013 and domesticated as a Delaware corporation on March 14, 2019. In connection with the domestication transactions, we issued 17,000,000 shares of common stock in exchange for the one common share held by our then-sole shareholder, GC Palomar Investor LP, who distributed the shares of common stock proportionally to its partners, including to Genstar Capital and its affiliates.

        Our principal executive offices are located at 7979 Ivanhoe Avenue, Suite 500, La Jolla, California, 92037, and our telephone number is (619) 567-5290. Our website address is www.PalomarSpecialty.com. The information on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider any such information as part of this prospectus or in deciding whether to purchase our common stock.

 The Offering

Common Stock Offered	5,625,000 shares
Common Stock Outstanding After this Offering	22,625,000 shares
Underwriters' Option to Purchase Additional Shares of Common Stock	843,750 shares
Use of Proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $75.2 million, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds to us from this offering to make contributions to the capital of Palomar Specialty Insurance Company, one of our insurance subsidiaries, in order to grow our business and for other general corporate purposes. We presently intend to contribute approximately $25.0 million to $40.0 million to Palomar Specialty Insurance Company. We do not intend to contribute capital to any of our other subsidiaries. In addition, we intend to use $20.5 million to repay our outstanding Floating Rate Senior Secured Notes. See "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.

Dividend Policy

We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our Board of Directors considers relevant. See "Dividend Policy" for further information.

Voting Rights

Shares of common stock are entitled to one vote per share. See "Description of Capital Stock". Assuming no exercise of the underwriters' option to purchase additional shares, following this offering, outstanding shares of common stock held by our executive officers, directors and holders of more than 5% of our capital stock will represent approximately 72.1% of the voting power of our outstanding capital stock.

Controlled Company

Immediately following completion of this offering, Genstar Capital will control approximately 64.0% of the total voting power of our outstanding common stock. As a result, Genstar Capital will be able to control the outcome of all matters submitted to a vote of our stockholders, including, for example, the election of directors, amendments to our certificate of incorporation and mergers or other business combinations. See "Description of Capital Stock". In addition, we currently intend to avail ourselves of the controlled company exemption under the Nasdaq Marketplace Rules, and so you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Listing	Our common stock has been approved for listing on Nasdaq under the symbol "PLMR".
Risk Factors

You should read the section entitled "Risk Factors" beginning on page 18 and the other information included in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

        The total number of shares of our common stock that will be outstanding after this offering, and after giving effect to the domestication transactions, includes 17,000,000 shares, and excludes, as of December 31, 2018:

  •
  2,400,000 shares of common stock reserved for issuance under our 2019 Equity Incentive Plan, including options to purchase shares of common stock and restricted stock unit awards representing an aggregate amount of 990,393 shares of common stock, that our Compensation Committee granted to employees and non-employee directors following the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and pricing of this offering. The option awards will vest monthly over a two to four year period with a one year cliff and the restricted stock unit awards will vest annually; and

  •
  240,000 shares of common stock under our 2019 Employee Stock Purchase Plan.

        Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional 843,750 shares of common stock from us to cover the underwriters' over-allotment option.

Summary Consolidated Financial and Other Data

        The following tables present our summary consolidated financial and other data as of and for the periods indicated.

        The summary consolidated statements of operations data for the fiscal years ended December 31, 2018, 2017 and 2016, and the summary consolidated balance sheet data as of December 31, 2018, 2017 and 2016 are derived from our annual consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period.

        You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the captions "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and results for any interim period below are not necessarily indicative of results for the full year.

	Years ended December 31,
	2018	2017	2016
	($ in thousands)
Revenue:
Gross written premiums	$154,891	$120,234	$82,287
Ceded written premiums	(82,949)	(46,951)	(29,636)

Net written premiums	71,942	73,283	52,651
Net earned premiums	69,897	55,545	40,322
Commission and other income	2,405	1,188	260

Total underwriting revenue(1)	72,302	56,733	40,582
Losses and loss adjustment expenses	6,274	12,125	7,292
Acquisition expenses	28,224	25,522	17,340
Other underwriting expenses	17,957	15,146	10,153

Underwriting income(1)	19,847	3,940	5,797
Interest expense	(2,303)	(1,745)	(1,634)
Net investment income	3,238	2,125	1,615
Net realized and unrealized (losses) gains on investments	(2,569)	608	499

Income before income taxes	18,213	4,928	6,277
Income tax (benefit) expense	(6)	1,145	(337)

Net income	18,219	3,783	6,614

Adjustments
Expenses associated with IPO and tax restructuring	1,110	—	—
Expenses associated with retirement of surplus notes	495	—	—

Adjusted net income(1)	19,824	3,783	6,614

Key Financial and Operating Metrics
Return on equity	20.9%	5.0%	9.6%
Adjusted return on equity(1)	22.7%	5.0%	9.6%
Loss ratio	9.0%	21.8%	18.1%
Expense ratio	62.6%	71.1%	67.5%
Combined ratio	71.6%	92.9%	85.6%

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of the non-GAAP financial measures in accordance with GAAP.

	December 31,
Selected Balance Sheet Data	2018	Pro Forma 2018 (unaudited)(1)	2017	2016
	(in thousands)
Total investments	$147,391		$125,499	$104,821
Cash and cash equivalents	9,525		10,780	9,755
Premium receivable	18,633		15,087	11,242
Deferred policy acquisition costs	14,052		15,161	10,654
Reinsurance recoverable	14,562		14,632	1,543
Prepaid reinsurance premium	18,284		3,175	1,648
Other assets	8,687		4,021	5,469

Total assets	231,134		188,355	145,132
Accounts payable and other accrued liabilities	9,245	14,364	6,497	4,259
Reserve for losses and loss adjustment expenses	16,061		17,784	4,778
Unearned premiums	79,130		61,976	42,710
Ceded premium payable	10,607		5,069	1,582
Other liabilities	720		1,528	1,721
Long-term notes payable	19,079		17,087	16,973

Total liabilities	134,842	139,961	109,941	72,023
Total shareholder's equity	96,292	91,173	78,414	73,109

(1)
See Financial Statements, Note 2, Significant Accounting Policies, "Unaudited Pro Forma Balance Sheet Information" for description of the adjustments made to the historical balance sheet to arrive at the pro forma information.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the financial and other information contained in this prospectus, including our consolidated financial statements and related notes. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial also may become important factors that affect us.

 Risks Related to Our Business and Industry

Claims arising from unpredictable and severe catastrophe events, including those caused by global climate change, could reduce our earnings and shareholder's equity and limit our ability to underwrite new insurance policies.

        Our insurance operations expose us to claims arising out of unpredictable catastrophe events, such as earthquakes, hurricanes, windstorms, floods and other severe events. Furthermore, the actual occurrence, frequency and magnitude of such events are uncertain. While there can be no certainty surrounding the timing and magnitude of earthquakes, some observers believe that significant shifts in the tectonic plates, including the San Andreas Fault, may occur in the future. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate. Climate change may increase the frequency and severity of extreme weather events. This effect has led to conditions in the ocean and atmosphere, including warmer-than-average sea-surface temperatures and low wind shear that increase hurricane activity. Hurricane activity typically increases between June and November of each year, though the actual occurrence and magnitude of such events is uncertain. The occurrence of a natural disaster or other catastrophe loss could materially adversely affect our business, financial condition, and results of operations. Additionally, any increased frequency and severity of such weather events, including hurricanes, could have a material adverse effect on our ability to predict, quantify, reinsure and manage catastrophe risk and may materially increase our losses resulting from such catastrophe events.

        The extent of losses from catastrophes is a function of both the frequency and severity of the insured events and the total amount of insured exposure in the areas affected. The frequency and severity of catastrophes are inherently unpredictable and the occurrence of one catastrophe does not make the occurrence of another catastrophe more or less likely. Increases in the replacement cost and concentrations of insured property, the effects of inflation, and changes in cyclical weather patterns may increase the severity of claims from catastrophe events in the future. Claims from catastrophe events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year, which could materially adversely affect our financial condition, possibly to the extent of eliminating our total shareholder's equity. For example, Hurricane Harvey in August 2017 caused our gross losses and loss adjustment expenses to increase 66% from the prior year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our ability to underwrite new insurance policies could also be materially adversely impacted as a result of corresponding reductions in our capital. In addition, a natural disaster could materially impact the financial condition of our policyholders, resulting in loss of premiums.

        Effective January 1, 2019, we retain $5 million of risk per earthquake and wind event, inclusive of any amounts retained through our Bermuda reinsurance subsidiary, and our reinsurance program currently provides for coverage up to $850 million for earthquake events, subject to customary exclusions, with coverage in excess of our estimated peak zone 1 in 250 year PML event and in excess of our A.M. Best requirement. While we only select reinsurers whom we believe to have acceptable credit and a minimum A.M. Best rating of "A–", if our reinsurers are unable to pay the claims for which they are responsible, we ultimately retain primary liability. Furthermore, our earthquake policies do not provide coverage for fire damage arising from an earthquake. In addition, we maintain reinsurance coverage equivalent or better to 1 in 250 year PML for our other lines. While we believe this risk transfer program insulates us from volatility in our earnings, one severe catastrophe event could result in claims that substantially exceed the limits of our reinsurance coverage.

We may be unable to purchase third-party reinsurance or otherwise expand our catastrophe coverage in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and this inability may materially adversely affect our business, financial condition and results of operations.

        We purchase a significant amount of reinsurance from third parties that we believe enhances our business by reducing our exposure to potential catastrophe losses and reducing volatility in our underwriting performance, providing us with greater visibility into our future earnings. Reinsurance involves transferring, or ceding, a portion of our risk exposure on policies that we write to another insurer, the reinsurer, in exchange for a premium. We primarily use treaty reinsurance, consisting of catastrophe excess of loss ("XOL") coverage, and, on a limited basis, facultative reinsurance coverage. Treaty coverage refers to a reinsurance contract that is applied to a group or class of business where all the risks written meet the criteria for that class. Facultative coverage refers to a reinsurance contract on individual risks as opposed to a group or class of business.

        Our catastrophe XOL treaties are divided into layers, many of which are placed using alternating 24-month contracts. From time to time, market conditions have limited, and in some cases prevented, insurers from obtaining the types and amounts of reinsurance they consider adequate for their business needs. As a result, we may not be able to purchase reinsurance in the areas and for the amounts we desire or on terms we deem acceptable or at all. In addition to limit purchased from traditional reinsurers, we have expanded our catastrophe XOL coverage to incorporate collateralized protection from the insurance linked securities ("ILS") market. In May 2017, we closed a $166 million 144A catastrophe bond offering completed through Torrey Pines Re Ltd., a special purpose insurer in Bermuda, that provides fully collateralized protection over a three-year risk period. We may seek to expand our catastrophe XOL coverage through similar bond offerings in the future but there can be no assurances that we will be able to complete such offerings on acceptable terms, if at all. If we are unable to renew our expiring contracts, enter into new reinsurance arrangements on acceptable terms or expand our catastrophe coverage through future bond offerings or otherwise, our loss exposure could increase, which would increase our potential losses related to catastrophe events. If we are unwilling to bear an increase in loss exposure, we could have to reduce the level of our underwriting commitments, both of which could materially adversely affect our business, financial condition and results of operations.

        Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the reinsurance contracts we enter into with them. As a result, we, like other insurance companies, write insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses.

We utilize several risk management and loss limitation methods, including relying on estimates and models. If these methods fail to adequately manage our exposure to losses from catastrophe events, our losses could be materially higher than our expectations, and our business, financial condition, and results of operations could be materially adversely affected.

        Our approach to risk management relies on subjective variables that entail significant uncertainties. We manage our exposure to catastrophe losses by analyzing the probability and severity of the occurrence of catastrophe events and the impact of such events on our overall underwriting and investment portfolio. We monitor and mitigate our exposure through a number of methods designed to minimize risk, including underwriting specialization, modeling and data systems, data quality control, strategic use of policy deductibles and regular review of aggregate exposure and probable maximum loss reports, which report the maximum amount of losses that one would expect based on computer or actuarial modeling techniques. These estimates, models, data and scenarios may not produce accurate predictions; consequently, we could incur losses both in the risks we underwrite and to the value of our investment portfolio.

        In addition, output from our risk modeling software is based on third-party data that we believe to be reliable. The estimates and assumptions we use are dependent on many variables, such as loss adjustment expenses, insurance-to-value, storm or earthquake intensity, building code compliance and demand surge, which is the temporary inflation of costs for building materials and labor resulting from increased demand for rebuilding services in the aftermath of a catastrophe. Accordingly, if the estimates and assumptions used in our risk models are incorrect or if our risk models prove to be an inaccurate forecasting tool, the losses we might incur from an actual catastrophe could be materially higher than our expectation of losses generated from modeled catastrophe scenarios, and our business, financial condition, and results of operations could be materially adversely affected. In addition, our third-party data providers may change the estimates or assumptions that we use in our risk models and/or their data may be inaccurate. Changes in these estimates or assumptions or the use of inaccurate third-party data could cause our actual losses to be materially higher than our current expectation of losses generated by modeled catastrophe scenarios, which in turn could materially adversely affect our business, financial condition, and results of operations.

        We run many model simulations in order to understand the impact of these assumptions on a catastrophe's loss potential. Furthermore, there are risks associated with catastrophe events, which are either poorly represented or not represented at all by catastrophe models. Each modeling assumption or un-modeled risk introduces uncertainty into probable maximum loss estimates that management must consider. These uncertainties can include, but are not limited to, the following:

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  The models do not address all the possible hazard characteristics of a catastrophe peril (e.g., the precise path and wind speed of a hurricane);

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  The models may not accurately reflect the true frequency of events;

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  The models may not accurately reflect a risk's vulnerability or susceptibility to damage for a given event characteristic;

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  The models may not accurately represent loss potential to insurance or reinsurance contract coverage limits, terms and conditions; and

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  The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impacts on insurance claim payments during or following a catastrophe event.

        As a result of these factors and contingencies, our reliance on assumptions and data used to evaluate our entire risk portfolio and specifically to estimate a probable maximum loss is subject to a high degree of uncertainty that could result in actual losses that are materially different from our probable maximum loss estimates and our financial results could be adversely affected.

A decline in our financial strength rating may adversely affect the amount of business we write.

        Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best, as an important means of assessing the financial strength and quality of insurers. In setting its ratings, A.M. Best performs quantitative and qualitative analysis of a company's balance sheet strength, operating performance and business profile. A.M. Best financial strength ratings range from "A++" (Superior) to "F" for insurance companies that have been publicly placed in liquidation. As of the date of this prospectus, A.M. Best has assigned a financial strength rating of "A–" (Excellent) (Outlook Stable) to us. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company's ability to meet its obligations to policyholders and such ratings are not evaluations directed to investors and are not a recommendation to buy, sell or hold our common stock or any other securities we may issue. A.M. Best's analysis includes comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best periodically reviews our financial strength rating and may revise it downward or revoke it at A.M. Best's discretion based primarily on its analyses of our balance sheet strength (including capital adequacy and loss adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such analyses include, but are not limited to:

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  If we change our business practices from our organizational business plan in a manner that no longer supports A.M. Best's rating;

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  If unfavorable financial, regulatory or market trends affect us, including excess market capacity;

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  If our losses exceed our loss reserves;

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  If we have unresolved issues with government regulators;

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  If we are unable to retain our senior management or other key personnel;

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  If our investment portfolio incurs significant losses; or

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  If A.M. Best alters its capital adequacy assessment methodology in a manner that would adversely affect our rating.

        These and other factors could result in a downgrade of our financial strength rating. A downgrade or withdrawal of our rating could result in any of the following consequences, among others:

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  Causing our current and future distribution partners and insureds to choose other, more highly-rated competitors;

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  Increasing the cost or reducing the availability of reinsurance to us; or

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  Severely limiting or preventing us from writing new and renewal insurance contracts.

        In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate or will increase the capital and other requirements employed in the rating organizations' models for maintenance of certain ratings levels. We can offer no assurance that our rating will remain at its current level. It is possible that such reviews of us may result in adverse ratings consequences, which could have a material adverse effect on our financial condition and results of operations.

Our reinsurers may not pay claims on a timely basis, or at all, which may materially adversely affect our business, financial condition and results of operations.

        Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Our current reinsurance program is designed to limit our risk retention to $5 million of risk per earthquake and wind event, inclusive of any amounts retained through our Bermuda reinsurance subsidiary, and provide coverage up to $850 million for earthquake events, subject to customary exclusions. However, particularly in the event of a major catastrophe our reinsurers may not pay claims made by us on a timely basis, or they may not pay some or all of these claims. For example, reinsurers may default in their financial obligations to us as the result of insolvency, lack of liquidity, operational failure, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements or other reasons. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law and consider including any amounts deemed uncollectible from the reinsurer in a reserve for uncollectible reinsurance. As of December 31, 2018, we had $14.6 million of aggregate reinsurance recoverables. These risks could cause us to incur increased net losses, and, therefore, adversely affect our financial condition.

Our business is concentrated in California and Texas and, as a result, we are exposed more significantly to California and Texas loss activity and regulatory environments.

        Our policyholders and insurance risks are currently concentrated in California and Texas, which generated 53.0% and 21.0% of our gross written premiums, respectively, for the year ended December 31, 2018. Any single, major catastrophe event, series of events or other condition causing significant losses in California or Texas could materially adversely affect our business, financial condition and results of operations. Additionally, unfavorable business, economic or regulatory conditions in these states may result in a significant reduction of our premiums or increase our loss exposure. We are exposed to business, economic, political and regulatory risks due to this concentration that are greater than the risks faced by insurance companies that conduct business over a more extensive geographic area.

        Changes in California or Texas political climates could result in new or changed legislation affecting the property and casualty insurance industry in general and insurers writing residential earthquake and wind coverage in particular.

We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.

        We depend on our ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about our business. The pool of talent from which we actively recruit is limited and may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. In particular, our future success is substantially dependent on the continued service of our co-founder, chairman and Chief Executive Officer, Mac Armstrong, and our Chief Financial Officer, Christopher Uchida. Should any of our key executives terminate their employment with us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate, which could adversely affect our results of operations.

We rely on a select group of brokers and program administrators, and such relationships may not continue.

        The distribution networks of our products are multi-faceted and distinct to each line of business. Our relationship with our brokers or program administrators may be discontinued at any time. Even if the relationships do continue, they may not be on terms that are profitable for us. We distribute a significant portion of our Residential Earthquake, Commercial Earthquake, Specialty Homeowners and Hawaii Hurricane products through longstanding relationships with two program administrators. Each of the four products managed by the program administrators operates as a separate program that is governed by an independent, separately negotiated agreement with unique terms and conditions, including geographic scope, key men provisions, economics and exclusivity. These programs also feature separate managerial oversight and leadership, policy administration systems and retail agents originating policies. In total, these four programs accounted for $104.9 million or 67.7% of our gross written premiums for the year ended December 31, 2018. This amount includes our Value Select Residential Earthquake program, which represents the majority of our Residential Earthquake premium and is administered through a mutually exclusive program administrator agreement with Arrowhead for the states of California, Oregon and Washington. The termination of a relationship with one or more significant brokers or program administrators could result in lower gross written premiums and could have a material adverse effect on our results of operations or business prospects.

Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.

        There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a policyholder may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our policyholders. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in California could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions.

        These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

Competition for business in our industry is intense.

        We face competition from other specialty insurance companies, standard insurance companies and underwriting agencies that are larger than we are and that have greater financial, marketing, and other resources than we do. Some of these competitors also have longer operating history and more market recognition than we do in certain lines of business. In addition, we compete against state or other publicly managed enterprises including the California Earthquake Authority ("CEA"), the National Flood Insurance Program and the Texas Wind Insurance Association. If the CEA decided to provide coverage to non-CEA member carriers or lessened the capital requirements for membership, we would face additional competition in our markets, and our operating results could be adversely affected. Furthermore, it may be difficult or prohibitively expensive for us to implement technology systems and processes that are competitive with the systems and processes of these larger companies.

        In particular, competition in the insurance industry is based on many factors, including price of coverage, the general reputation and perceived financial strength of the company, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of our underwriting team in the particular lines of insurance and reinsurance we seek to underwrite. In recent years, the insurance industry has undergone increasing consolidation, which may further increase competition.

        A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. These developments include:

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  An increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry; and

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  The deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers.

        We may not be able to continue to compete successfully in the insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our ability to price our products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition so limits our ability to transact business, our operating results could be adversely affected.

The failure of our information technology and telecommunications systems could adversely affect our business.

        Our business is highly dependent upon our information technology and telecommunications systems, including our underwriting system. We rely on these systems to interact with brokers and insureds, to underwrite business, to prepare policies and process premiums, to perform actuarial and other modeling functions, to process claims and make claims payments, and to prepare internal and external financial statements and information. Some of these systems may include or rely on third-party systems not located on our premises or under our control. Events such as natural catastrophes, terrorist attacks, industrial accidents or computer viruses may cause our systems to fail or be inaccessible for extended periods of time. While we have implemented business contingency plans and other reasonable plans to protect our systems, sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business.

        Our operations depend on the reliable and secure processing, storage, and transmission of confidential and other data and information in our computer systems and networks. Computer viruses, hackers, employee misconduct, and other external hazards could expose our systems to security breaches, cyber-attacks or other disruptions. In addition, we routinely transmit and receive personal, confidential and proprietary data and information by electronic means and are subject to numerous data privacy laws and regulations enacted in the jurisdictions in which we do business.

        While we have implemented security measures designed to protect against breaches of security and other interference with our systems and networks, our systems and networks may be subject to breaches or interference. Any such event may result in operational disruptions as well as unauthorized access to or the disclosure or loss of our proprietary information or our customers' data and information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors, reputational harm or other damage to our business. In addition, the trend toward general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Even if we successfully protect our technology infrastructure and the confidentiality of sensitive data, we could suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.

Any failure to protect our intellectual property rights could impair our ability to protect our intellectual property, proprietary technology platform and brand, or we may be sued by third parties for alleged infringement of their proprietary rights.

        Our success and ability to compete depend in part on our intellectual property, which includes our rights in our proprietary technology platform and our brand. We primarily rely on copyright, trade secret and trademark laws, and confidentiality agreements with our employees, customers, service providers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Additionally, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

        Our success depends also in part on our not infringing on the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. In the future, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing on such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Because we provide our program administrators with specific quoting and binding authority, if any of them fail to comply with pre-established guidelines, our results of operations could be adversely affected.

        We market and distribute certain of our insurance products through program administrators that have limited quoting and binding authority and that in turn sell our insurance products to insureds through retail agents and wholesale brokers. These program administrators can bind certain risks without our initial approval. If any of these program administrators fail to comply with our underwriting guidelines and the terms of their appointments, we could be bound on a particular risk or number of risks that were not anticipated when we developed the insurance products or estimated losses and loss adjustment expenses. Such actions could adversely affect our results of operations.

Because our business depends on insurance brokers and program administrators, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results.

        Certain premiums from policyholders, where the business is produced by brokers, are collected directly by the brokers and forwarded to our U.S. insurance subsidiary. In certain jurisdictions, when the insured pays its policy premium to its broker for payment on behalf of our U.S. insurance subsidiary, the premium might be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premium from that broker. Consequently, we assume a degree of credit risk associated with the brokers with which we work. We review the financial condition of potential new brokers before we agree to transact business with them. Although the failure by any of our brokers to remit premiums to us has not been material to date, there may be instances where our brokers collect premiums but do not remit them to us and we may be required under applicable law to provide the coverage set forth in the policy despite the related premiums not being paid to us.

        Because the possibility of these events occurring depends in large part upon the financial condition and internal operations of our brokers, we monitor broker behavior and review financial information on an as-needed basis. If we are unable to collect premiums from our brokers in the future, our underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected.

Our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects.

        We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, including our third party claims administrators ("TPAs"), the effectiveness of our management, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition, results of operations, and prospects.

        In addition, if we do not manage our TPAs effectively, or if our TPAs are unable to effectively handle our volume of claims, our ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work which, in turn, could adversely affect our operating margins.

We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the software we license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect our business.

        Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

        Additionally, the software powering our technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition, and results of operations.

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.

        Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets, and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending, and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, and our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.

        We underwrite a significant portion of our insurance in California and Texas. Any economic downturn in either state could have an adverse effect on our financial condition and results of operations.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

        Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments that is managed by a professional investment advisory management firm in accordance with our investment policy and routinely reviewed by our Investment Committee. Our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities.

        Our primary market risk exposures relate to changes in interest rates and equity prices. Future increases in interest rates could cause the values of our fixed maturity securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed maturity securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed maturity securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

        The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

        Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

        We also invest in marketable equity securities, generally through mutual funds and exchange-traded funds. These securities are carried on the balance sheet at fair market value and are subject to potential losses and declines in market value. Our equity invested assets totaled $25.2 million as of December 31, 2018.

        Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the National Association of Insurance Commissioners ("NAIC"), the Oregon Division of Financial Regulation and the California Department of Insurance.

        Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

We could be forced to sell investments to meet our liquidity requirements.

        We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and loss adjustment expense reserves to provide sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates, and credit issues with individual securities.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

        In September 2018, we issued $20.0 million aggregate principal amount of Floating Rate Senior Secured Notes due 2028 to several qualified institutional buyers. Our Floating Rate Senior Secured Notes mature on September 6, 2028 and bear interest at a rate, reset quarterly, equal to the three month treasury rate plus 6.50% per annum, payable quarterly. The indenture governing our outstanding notes contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and certain of our subsidiaries' ability to, among other things:

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  pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

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  make certain investments;

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  sell or transfer assets;

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  create liens;

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  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

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  enter into certain transactions with our affiliates.

        Under the indenture governing our outstanding notes, we are required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and there can be no assurance that we will continue to meet those ratios. A breach of any of these covenants could result in a default under our indenture. Upon the occurrence of an event of default under the indenture governing our outstanding notes, the holders of the notes could elect to declare all amounts outstanding under the indenture to be immediately due and payable. If our cash flows and capital resources are insufficient to fund our debt service obligations or if we are otherwise unable to repay the notes when due, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

        Our U.S. insurance company subsidiary, Palomar Specialty Insurance Company, is subject to extensive regulation in Oregon, its state of domicile, California, where it is commercially domiciled, and to a lesser degree, the other states in which it operates. Our Bermuda reinsurance subsidiary, Palomar Specialty Reinsurance Company Bermuda Ltd. ("Palomar Re"), is subject to regulation in Bermuda. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of investors or stockholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, capital and surplus requirements, investment and underwriting limitations, affiliate transactions, dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations could further limit our discretion or make it more expensive to conduct our business. State insurance regulators and the Bermuda Monetary Authority (the "BMA"), also conduct periodic examinations of the affairs of insurance and reinsurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense constraints that could adversely affect our ability to achieve some or all of our business objectives.

        Our U.S. insurance subsidiary is part of an "insurance holding company system" within the meaning of applicable California and Oregon statutes and regulations. As a result of such status, certain transactions between our U.S. insurance subsidiary and one or more of their affiliates, such as a tax sharing agreement or cost sharing arrangement, may not be effected unless the insurer has provided notice of that transaction to the California Department of Insurance or the Oregon Division of Financial Regulation, as applicable, at least 30 days prior to engaging in the transaction and the California Department of Insurance or the Oregon Division of Financial Regulation, as applicable, has not disapproved such transaction within the 30-day time period. These prior notification requirements may result in business delays and additional business expenses. If our U.S. insurance subsidiary fails to file a required notification or fail to comply with other applicable insurance regulations in California or Oregon, we may be subject to significant fines and penalties and our working relationship with the California Department of Insurance or the Oregon Division of Financial Regulation, as applicable, may be impaired.

        In addition, state insurance regulators have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, state insurance regulators could preclude or temporarily suspend us from carrying on some or all of our activities or could otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could interfere with our operations and require us to bear additional costs of compliance, which could adversely affect our ability to operate our business.

        Our U.S. insurance subsidiary is subject to risk-based capital requirements, based upon the "risk based capital model" adopted by the NAIC, and other minimum capital and surplus restrictions imposed under Oregon and California law. These requirements establish the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property and casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net written premium. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our U.S. insurance subsidiary to maintain regulatory authority to conduct our business. See also "Regulation—Required Licensing."

        Our Bermuda reinsurance subsidiary is subject to regulation from the European Union. The European Union adopted the Economic Substance Act 2018 and the Economic Substance Regulations 2018 (together, the "ES Requirements"). As an insurance company, our Bermuda subsidiary conducts a relevant activity and will be subject to the ES Requirements. As a result, our Bermuda subsidiary may be required to change or increase our business operations in Bermuda in order to meet the new requirements. The timeframe for implementation and compliance with the ES Requirements is challenging, with compliance required with effect from July 1, 2019.

        On March 12, 2019, Bermuda was included on a list of non-cooperative tax jurisdictions by the European Commission. The European Commission has proposed, but not implemented, sanctions for jurisdictions on this non-cooperative list such as restrictions on the European Fund for Sustainable Development, the European Fund for Strategic Investment and the External Lending Mandate from channeling funds through entities listed in such jurisdictions. Additionally, European Union Member States may apply sanctions at the national level against the listed jurisdictions. These measures may include increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions.

We may become subject to additional government or market regulation, which may have a material adverse impact on our business.

        Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements, and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies. In addition, the Bermuda reinsurance regulatory framework has become subject to increased scrutiny in many jurisdictions. As a result, the BMA has implemented and imposed additional requirements on the companies it regulates, which requirements could adversely impact the operations of our reinsurance subsidiary.

Changes in tax laws as a result of the enactment of recent tax legislation could impact our operations and profitability.

        Legislation commonly known as the Tax Cuts and Jobs Act (the "Tax Act") was signed into law on December 22, 2017. The Tax Act made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. In the case of individuals, the tax brackets have been adjusted, the top federal income rate has been reduced to 37%, special rules have reduced taxation of certain income earned through pass-through entities and various deductions have been eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year, decreasing the mortgage interest deduction on new homes to $750,000 and eliminating the home equity line of credit interest deduction for loans that are not considered home acquisition debt.

        Changes in these deductions may affect taxpayers in states with high residential home prices and high state and local taxes, such as California, and may also negatively impact the housing market. This in turn may negatively impact our growth in these markets if there is lower demand in the housing market as a consequence of the Tax Act.

If states increase the assessments that Palomar Specialty Insurance Company is required to pay, our business, financial condition and results of operations would suffer.

        Certain jurisdictions in which Palomar Specialty Insurance Company is admitted to transact business require property and casualty insurers doing business within that jurisdiction to participate in insurance guaranty associations. These organizations pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. They levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. States may also assess admitted companies in order to fund their respective department of insurance operations. Some states permit member insurers to recover assessments paid through full or partial premium tax offset or in limited circumstances by surcharging policyholders.

        Palomar Specialty Insurance Company is licensed to conduct insurance operations on an admitted basis in 25 states and has applied for state approval for licenses in four additional states. As Palomar Specialty Insurance Company grows, our share of any assessments in each state in which it underwrites business on an admitted basis may increase. We paid assessments of $9,587 in 2017 and $1.1 million in 2018. The increase in assessments paid during 2018 was primarily due to amounts assessed by the Texas Windstorm Insurance Association and Texas Fair Plan Association relating to Hurricane Harvey, with such amounts recovered from our reinsurers. We cannot predict with certainty the amount of future assessments, because they depend on factors outside our control, such as insolvencies of other insurance companies as well as the occurrence of significant catastrophes similar to Hurricane Harvey. Generally speaking, assessments are covered by our catastrophe XOL treaties and, to the extent we have experienced a net loss from an event in excess of our net retention, assessments would be recovered from our reinsurers with no additional expense to us. However, although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Significant assessments could result in higher than expected operating expenses and have a material adverse effect on our business, financial condition or results of operations. In addition, while some states permit member insurers to recover assessments paid through full or partial premium tax offset or, in limited circumstances, by surcharging policyholders, there is no certainty that offsets or surcharges will be permitted in connection with any future assessments.

Because we are a holding company and substantially all of our operations are conducted by our insurance subsidiaries, our ability to pay dividends and service our debt obligations depends on our ability to obtain cash dividends or other permitted payments from our insurance subsidiaries.

        The continued operation and growth of our business will require substantial capital. Accordingly, after the completion of this offering, we do not intend to declare and pay cash dividends on shares of our common stock in the foreseeable future. See "Dividend Policy." Because we are a holding company with no business operations of our own, our ability to pay dividends to stockholders and meet our debt payment obligations largely depends on dividends and other distributions from our insurance subsidiaries, Palomar Specialty Insurance Company and Palomar Re. State insurance laws, including the laws of Oregon and California, and the laws of Bermuda restrict the ability of Palomar Specialty Insurance Company and Palomar Re, respectively, to declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. The maximum dividend distribution absent the approval or non-disapproval of the insurance regulatory authority in Oregon and California is limited by Oregon law at ORS 732.576 and California law at Cal. Ins. Code 1215.5(g). Dividend payments are further limited to that part of available policyholder surplus that is derived from net profits on our business. State insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that dividends up to the maximum amounts calculated under any applicable formula would be permitted. Moreover, state insurance regulators that have jurisdiction over the payment of dividends by Palomar Specialty Insurance Company may in the future adopt statutory provisions more restrictive than those currently in effect.

        Our Bermuda reinsurance subsidiary is highly regulated and is required to comply with various conditions before it is able to pay dividends or make distributions to us. Bermuda law, including the Insurance Act 1978, as amended ("Insurance Act") and the Companies Act 1981, as amended ("Companies Act") impose restrictions on our Bermuda reinsurance subsidiary's ability to pay dividends to us based on solvency margins and surplus and capital requirements. These restrictions, and any other future restrictions adopted by the BMA, could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to us by our Bermuda reinsurance subsidiary without affirmative approval of the BMA.

        Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions pursuant to our debt agreements, our indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking immediate cash dividends should not purchase our common stock.

Our operating results have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.

        Our operating results are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency of occurrence or severity of catastrophe or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected premium retention rates of our existing policies and contracts, adverse investment performance, and the cost of reinsurance coverage.

        In particular, we seek to underwrite products and make investments to achieve favorable returns on tangible shareholder's equity over the long term. In addition, our opportunistic nature and focus on long-term growth in tangible equity may result in fluctuations in gross written premiums from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

We may act based on inaccurate or incomplete information regarding the accounts we underwrite.

        We rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information.

Our employees could take excessive risks, which could negatively affect our financial condition and business.

        As an insurance enterprise, we are in the business of binding certain risks. The employees who conduct our business, including executive officers and other members of management, underwriters, product managers and other employees, do so in part by making decisions and choices that involve exposing us to risk. These include decisions such as setting underwriting guidelines and standards, product design and pricing, determining which business opportunities to pursue, and other decisions. We endeavor, in the design and implementation of our compensation programs and practices, to avoid giving our employees incentives to take excessive risks. Employees may, however, take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor employees' business decisions and prevent them from taking excessive risks, these controls and procedures may not be effective. If our employees take excessive risks, the impact of those risks could have a material adverse effect on our financial condition and business operations.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

        Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to fund future operating requirements and cover claim losses, we may need to raise additional funds through financings or curtail our growth. Many factors will affect the amount and timing of our capital needs, including our growth rate and profitability, our claims experience, and the availability of reinsurance, market disruptions, and other unforeseeable developments. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. In any case, such securities may have rights, preferences and privileges that are senior to those of the shares of common stock offered hereby. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.

We may not be able to manage our growth effectively.

        We intend to grow our business in the future, which could require additional capital, systems development and skilled personnel. However, we must be able to meet our capital needs, expand our systems and our internal controls effectively, allocate our human resources optimally, identify and hire qualified employees and effectively incorporate the components of any businesses we may acquire in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

If actual renewals of our existing contracts do not meet expectations, our written premium in future years and our future results of operations could be materially adversely affected.

        Most of our contracts are written for a one-year term. In our financial forecasting process, we make assumptions about the rates of renewal of our prior year's contracts. The insurance and reinsurance industries have historically been cyclical businesses with intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write a renewal because of pricing conditions, our written premium in future years and our future operations would be materially adversely affected.

We may change our underwriting guidelines or our strategy without stockholder approval.

        Our management has the authority to change our underwriting guidelines or our strategy without notice to our stockholders and without stockholder approval. As a result, we may make fundamental changes to our operations without stockholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in the section titled "Business" or elsewhere in this prospectus.

The effects of litigation on our business are uncertain and could have an adverse effect on our business.

        As is typical in our industry, we continually face risks associated with litigation of various types, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, other members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business.

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

        Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, shareholder's equity and other relevant financial statement line items.

        Our U.S. insurance subsidiary, Palomar Specialty Insurance Company, is required to comply with statutory accounting principles ("SAP"). SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.

We rely on the use of credit scoring in pricing and underwriting certain of our insurance policies and any legal or regulatory requirements that restrict our ability to access credit score information could decrease the accuracy of our pricing and underwriting process and thus decrease our ability to be profitable.

        We use credit scoring as a factor in pricing and underwriting decisions where allowed by state law. Consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against some groups of people and are calling for laws and regulations to prohibit or restrict the use of credit scoring in underwriting and pricing. Laws or regulations that significantly curtail or regulate the use of credit scoring, if enacted in a large number of states in which we operate, could impact the integrity of our pricing and underwriting processes, which could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and make it harder for us to be profitable over time.

 Risks Related to This Offering and Ownership of Our Common Stock

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. After completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition and therefore we will need to have the ability to prepare financial statements that comply with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, to the extent that we are no longer an "emerging growth company" as defined in the JOBS Act, our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404 and provide internal audit services.

        The Sarbanes-Oxley Act and the Dodd-Frank Act, as well as new rules subsequently implemented by the SEC and Nasdaq, have increased regulation of, and imposed enhanced disclosure and corporate governance requirements on, public companies. Our efforts to comply with these evolving laws, regulations and standards will increase our operating costs and divert management's time and attention from revenue-generating activities.

        These changes will also place significant additional demands on our finance and accounting staff and on our financial accounting and information systems. We may need to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors' fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

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  prepare and file periodic reports and distribute other stockholder communications, in compliance with the federal securities laws and requirements of Nasdaq;

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  define and expand the roles and the duties of our Board of Directors and its committees;

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  institute more comprehensive compliance and investor relations functions; and

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  evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

        We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business. The increased costs will decrease our net income and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as executive officers.

        In addition, if we fail to implement the required controls with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired. If we do not implement the required controls in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or Nasdaq. Any such action could harm our reputation and the confidence of investors in, and clients of, our company and could negatively affect our business and cause the price of our shares of common stock to decline.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed and the market price of our common stock may be negatively affected.

        As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404(b) of the Sarbanes-Oxley Act, which will require annual assessments by management of the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ended December 31, 2019. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404(b) of Sarbanes-Oxley until such time as we no longer qualify as an emerging growth company. See also "—We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors." Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial internal control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements.

        During the course of our assessment, we may identify deficiencies that we are unable to remediate in a timely manner. Testing and maintaining our internal control over financial reporting may also divert management's attention from other matters that are important to the operation of our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(b) of Sarbanes-Oxley. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. Moreover, any material weaknesses or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information or our common stock listing on Nasdaq to be suspended or terminated, which could have a negative effect on the trading price of our common stock.

We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

        We are an "emerging growth company," and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the IPO; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

        We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions while we are an emerging growth company. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

        Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We plan to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are a "controlled company" within the meaning of the rules and regulations of Nasdaq. As a result, we qualify for, and intend to continue to rely on, exemptions from corporate governance requirements that provide protection to stockholders of other companies.

        After completion of this offering, Genstar Capital will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the Nasdaq Marketplace Rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with some corporate governance requirements, including:

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  the requirement that a majority of our Board of Directors consist of "independent directors";

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

        Following this offering, we intend to continue to utilize certain of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance standards of the Nasdaq Marketplace Rules.

        In addition, Nasdaq has developed listing standards regarding compensation committee independence requirements and the role and disclosure of compensation consultants and other advisers to the compensation committee that, among other things, requires:

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  compensation committees be composed of independent directors, as determined pursuant to new independence requirements;

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  compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

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  compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, independence factors, including factors that examine the relationship between the consultant or advisor's employer and us.

        As a controlled company, we will not be subject to these compensation committee independence requirements.

There is no existing market for our common stock, and you cannot be certain that an active trading market will develop or a specific share price will be established.

        Prior to this offering, there has been no public market for shares of our common stock. Our common stock has been approved for listing on Nasdaq under the symbol "PLMR." We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on such exchange or otherwise or how liquid that market might become. If an active and liquid trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile.

Our operating results and stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.

        Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to significant fluctuations after this offering in response to the factors described in this "Risk Factors" section and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:

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  market conditions in the broader stock market;

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  actual or anticipated fluctuations in our quarterly financial and operating results;

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  introduction of new products or services by us or our competitors;

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  issuance of new or changed securities analysts' reports or recommendations;

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  results of operations that vary from expectations of securities analysis and investors;

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  short sales, hedging and other derivative transactions in our common stock;

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  guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

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  strategic actions by us or our competitors;

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  announcement by us, our competitors or our acquisition targets;

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  sales, or anticipated sales, of large blocks of our stock, including by our directors, executive officers and principal stockholders;

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  additions or departures in our Board or Directors, senior management or other key personnel;

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  regulatory, legal or political developments;

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  public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

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  litigation and governmental investigations;

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  changing economic conditions;

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  changes in accounting principles;

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  any indebtedness we may incur or securities we may issue in the future;

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  default under agreements governing our indebtedness;

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  exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;

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  changes in our credit ratings;

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  exchange rate fluctuations; and

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  other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

        The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock.

        In addition, the stock markets, including Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management's attention and resources or harm our business.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Upon completion of this offering, we will have outstanding an aggregate of approximately 22,625,000 shares of our common stock, assuming no exercise of the underwriters' option to purchase additional shares. Of these shares, 5,625,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by our directors, executive officers or any of our affiliates, as that term is defined in Rule 144 under the Securities Act. All remaining shares of common stock outstanding following this offering will be "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We intend to grant registration rights to Genstar Capital with respect to shares of our common stock. Any shares registered pursuant to the registration rights agreement that we expect to amend and restate in connection with this offering described in "Certain Relationships and Related Party Transactions" will be freely tradable in the public market following a 180-day lock-up period as described below. Sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and may make it more difficult for us to sell equity or equity-linked securities in the future at a time and at a price that we deem necessary or appropriate.

        In connection with this offering, our directors, executive officers, and all of our stockholders have each agreed to enter into "lock-up" agreements with the underwriters and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any shares of our common stock for 180 days after the date of this prospectus, subject to certain customary exceptions without the prior consent of the representatives of the underwriters. Although we have been advised that there is no present intention to do so, the representatives may, in their sole discretion, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See "Underwriting." Possible sales of these shares in the market following the waiver or expiration of such agreements could exert significant downward pressure on our stock price.

        We expect that upon the consummation of this offering, our Board of Directors and our stockholders will have approved the 2019 Equity Incentive Plan and the 2019 Employee Stock Purchase Plan that will permit us to issue, among other things, stock options, restricted stock units and restricted stock to eligible employees (including our named executive officers), directors and advisors, as determined by the compensation committee of the Board of Directors. We intend to file a registration statement under the Securities Act, as soon as practicable after the consummation of this offering, to cover the issuance of shares upon the exercise of awards granted, and of shares granted, under the 2019 Equity Incentive Plan and the 2019 Employee Stock Purchase Plan. As a result, any shares issued under the 2019 Equity Incentive Plan and the 2019 Employee Stock Purchase Plan after the consummation of this offering also will be freely tradable in the public market. If equity securities are granted under the 2019 Equity Incentive Plan and the 2019 Employee Stock Purchase Plan and it is perceived that they will be sold in the public market, then the price of our common stock could decline.

        Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.

Investors in this offering will suffer immediate and substantial dilution.

        The initial public offering price is substantially higher than the net stockholders' tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities divided by our shares of common stock outstanding immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution in net tangible book value per share after consummation of this offering. You may experience additional dilution upon future equity issuances. See "Dilution."

The issuance of additional stock, our stock incentive plans or otherwise will dilute all other stockholdings.

        After this offering, based upon the initial public offering price of $15.00 per share, we will have an aggregate of 474,735,000 shares of common stock authorized but unissued and not reserved for issuance under our equity incentive plans, options granted to our directors, employees and consultants, or otherwise, assuming no exercise of the underwriters' option to purchase additional shares. We may issue all of these shares without any action or approval by our stockholders. The issuance of additional shares could be dilutive to existing holders.

Genstar Capital will be able to exert significant influence over us and our corporate decisions.

        Immediately following the completion of this offering, Genstar Capital is expected to own, in the aggregate, approximately 64.0% of our outstanding common stock (or approximately 61.6% if the underwriters exercise their option to purchase additional shares in full). So long as Genstar Capital owns a significant amount of our outstanding common stock, Genstar Capital will be able to exert significant voting influence over us and our corporate decisions, including any matter requiring stockholder approval regardless of whether others believe that the matter is in our best interests. For example, Genstar Capital will be able to exert significant influence over the vote in any election of directors and any amendment of our charter. Genstar Capital may act in a manner that advances their best interests and not necessarily those of other stockholders, including investors in this offering, by, among other things:

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  delaying, preventing or deterring a change in control of us;

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  entrenching our management or our Board of Directors; or

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  influencing us to enter into transactions or agreements that are not in the best interests of all stockholders.

        In connection with this offering, we will enter into the Stockholders Agreement with Genstar Capital. The Stockholders Agreement specifies that we will not take certain significant actions specified therein without the prior written consent of Genstar Capital, including, but not limited to, (i) amendments or modifications to our or our subsidiaries' organizational documents in a manner that adversely affects Genstar Capital, (ii) making any payment or declaration of any dividend or other distribution on any shares of our common stock, (iii) merging or consolidating with or into any other entity, or transferring all or substantially all of our or our subsidiaries' assets, taken as a whole, to another entity, or entering into or agreeing to undertake any transaction that would constitute a "Change of Control" as defined in our or our subsidiaries' credit facilities or note indentures, (iv) other than in the ordinary course of business with vendors, customers and suppliers, entering into or effecting any (A) acquisition by us or any of our subsidiaries of the equity interests or assets of any person, or the acquisition by us or any of our subsidiaries of any business, properties, assets, or person, in one transaction or a series of related transactions or (B) disposition of assets of us or any of our subsidiaries or the shares or other equity interests of any of our subsidiary, in each case where the amount of consideration for any such acquisition or disposition exceeds $15 million in any single transaction, or an aggregate amount of $30 million in any series of transactions during a calendar year, (v) undertaking any liquidation, dissolution or winding up, and (vi) changing the size of the Board of Directors. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

        The concentration of ownership could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may ultimately affect the market price of our common stock. In addition, the requirement to obtain Genstar Capital's prior consent for certain transactions, including acquisitions and dispositions, may adversely impact our ability to operate our business or take advantage of certain opportunities.

Our Stockholders Agreement will provide Genstar Capital with the right to nominate up to 50% of our directors.

        Under the Stockholders Agreement, Genstar Capital has the right, but not the obligation, to nominate (a) 50% of our directors, as long as Genstar Capital beneficially owns 50% or more of our outstanding common stock, (b) 40% of our directors, as long as Genstar Capital beneficially owns 40% or more, but less than 50% of our outstanding common stock, (c) 30% of our directors, as long as Genstar Capital beneficially owns 30% or more, but less than 40% of our outstanding common stock, (d) 20% of our directors, as long as Genstar Capital beneficially owns 20% or more, but less than 30% of our outstanding common stock, (e) 10% of our directors, as long as Genstar Capital beneficially owns 10% or more, but less than 20% of our outstanding common stock, in each case rounded up to the nearest whole number of directors. If Genstar Capital is able to exert significant influence over our Board of Directors as a result of their nomination rights pursuant to the Stockholders Agreement, our other stockholders may have limited ability to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial.

Two of our directors have relationships with Genstar Capital, which may cause conflicts of interest with respect to our business.

        Following this offering, two of our directors will be affiliated with Genstar Capital. Our Genstar Capital-affiliated directors have fiduciary duties to us and, in addition, have duties to Genstar Capital. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and Genstar Capital, whose interests may be adverse to ours in some circumstances.

Our certificate of incorporation provides that Genstar Capital has no obligation to offer us corporate opportunities.

        Genstar Capital and the members of our Board of Directors who are affiliated with Genstar Capital, by the terms of our certificate of incorporation, will not be required to offer us any corporate opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. We, by the terms of our certificate of incorporation, expressly renounce any interest in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. Our certificate of incorporation cannot be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment. Genstar Capital is in the business of making investments in portfolio companies and may from time to time acquire and hold interests in businesses that compete with us, and Genstar Capital has no obligation to refrain from acquiring competing businesses. Any competition could intensify if an affiliate or subsidiary of Genstar Capital were to enter into or acquire a business similar to ours. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Genstar Capital to itself, its portfolio companies or its other affiliates instead of to us.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion in the application of the net proceeds from the sale of shares by us in this offering, including for any of the purposes described in the section entitled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the sale of shares by us in this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from the sale of shares by us in this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.

        Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us even if such a change in control would increase the value of our common stock and prevent attempts by our stockholders to replace or remove our current Board of Directors or management.

        We will have a number of anti-takeover devices that will be in place prior to the completion of this offering that will hinder takeover attempts and could reduce the market value of our common stock or prevent sale at a premium. Our anti-takeover provisions:

  •
  will permit the Board of Directors to establish the number of directors and fill any vacancies and newly created directorships;

  •
  will provide that our Board of Directors will be classified into three classes with staggered, three year terms and that directors may only be removed for cause in the event Genstar Capital no longer beneficially owns a majority of our common stock;

  •
  will require super-majority voting to amend provisions in our certificate of incorporation and bylaws;

  •
  will include blank-check preferred stock, the preference, rights and other terms of which may be set by the Board of Directors and could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise benefit our stockholders;

  •
  will eliminate the ability of our stockholders to call special meetings of stockholders;

  •
  will specify that special meetings of our stockholders can be called only by our Board of Directors, the chairman of our Board of Directors, or our chief executive officer;

  •
  will prohibit stockholder action by other than unanimous written consent, in the event Genstar Capital no longer beneficially owns a majority of our common stock;

  •
  will provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum;

  •
  will prohibit cumulative voting in the election of directors; and

  •
  will establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

        In addition, as a Delaware corporation, we will be subject to Section 203 of the Delaware General Corporation Law in the event Genstar Capital no longer beneficially owns a majority of our common stock. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock (excluding Genstar Capital), from merging or combining with us for a period of time.

Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following civil actions:

  •
  any derivative action or proceeding brought on our behalf;

  •
  any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents or our stockholders;

  •
  any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware;

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  any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; or

  •
  any action asserting a claim governed by the internal affairs doctrine.

        However, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, this provision applies to Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision, if enforced, may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business and our industry. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Applicable insurance laws may make it difficult to effect a change of control.

        Under applicable Oregon and California insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner's consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Oregon and California insurance laws and regulations pertaining to changes of control apply to both the direct and indirect acquisition of ten percent or more of the voting stock of an Oregon-domiciled or California-domiciled insurer. Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of Palomar Holdings, Inc. and would trigger the applicable change of control filing requirements under Oregon and California insurance laws and regulations, absent a disclaimer of control filing and its acceptance by the Oregon and California Insurance Departments. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Palomar Holdings, Inc., including through transactions that some or all of the stockholders of Palomar Holdings, Inc. might consider to be desirable. See also "Regulation—Changes of Control."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may", "will", "should", "expects", "plans", "anticipates", "could", "intends", "target", "projects", "contemplates", "believes", "estimates", "predicts", "would", "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs and other similar matters. These forward-looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

        Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:

  •
  claims arising from unpredictable and severe catastrophe events could reduce our earnings and shareholder's equity and limit our ability to underwrite new insurance policies;

  •
  the inability to purchase third-party reinsurance or otherwise expand our catastrophe coverage in amounts that are commercially acceptable to us or on terms that adequately protect us;

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  the inherent uncertainty of models resulting in actual losses that are materially different than our estimates;

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  a decline in our financial strength rating adversely affecting the amount of business we write;

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  reinsurance counterparty credit risk;

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  the concentration of our business in California and Texas;

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  the potential loss of one or more key executives or an inability to attract and retain qualified personnel adversely affecting our results of operations;

  •
  our reliance on a select group of brokers;

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  the failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, having a material adverse effect on our financial condition or results of operations;

  •
  unexpected changes in the interpretation of our coverage or provisions;

  •
  adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity resulting in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, affecting our growth and profitability;

  •
  the performance of our investment portfolio adversely affecting our financial results;

  •
  being forced to sell investments to meet our liquidity requirements;

  •
  the limitations and restrictions placed upon our business by our debt agreements;

  •
  extensive regulation adversely affecting our ability to achieve our business objectives or the failure to comply with these regulations adversely affecting our financial condition and results of operations;

  •
  we may become subject to additional government or market regulation;

  •
  the possibility that states could increase the assessments that Palomar Specialty Insurance Company is required to pay;

  •
  the ability to pay dividends and service our debt obligations being dependent on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary;

  •
  fluctuation and variance in our operating results;

  •
  the possibility that we act based on inaccurate or incomplete information regarding the accounts we underwrite;

  •
  our employees, underwriters and other associates taking excessive risks;

  •
  our inability to obtain future additional capital or obtaining additional capital on unfavorable terms;

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  the failure of our information technology and telecommunications systems;

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  our inability to protect our trademarks or other intellectual property rights;

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  our inability to maintain, or errors in, our third-party and open source licensed software;

  •
  the inability to manage our growth effectively;

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  the intense competition for business in our industry;

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  the failure of renewals of our existing contracts to meet expectations could affect our written premiums in the future;

  •
  our inability to underwrite risks accurately and charge competitive yet profitable rates to our policyholders;

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  the effects of litigation having an adverse effect on our business;

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  changes in accounting practices;

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  our failure to accurately and timely pay claims;

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  legal or regulatory requirements that restrict our ability to access credit score information for purposes of pricing and underwriting our insurance policies;

  •
  increased costs as a result of being a public company;

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  the failure to maintain effective internal controls in accordance with Sarbanes-Oxley; and

  •
  the ability of Genstar Capital to exert significant influence over us and our corporate decisions.

        We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned "Risk Factors" and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

        In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $75.2 million, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to be received by us will be approximately $87.0 million, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds to us from this offering to make contributions to the capital of Palomar Specialty Insurance Company, one of our insurance subsidiaries, in order to grow our business and for other general corporate purposes. We presently intend to contribute approximately $25.0 million to $40.0 million to Palomar Specialty Insurance Company. We do not intend to contribute capital to any of our other subsidiaries. In addition, we intend to use approximately $20.5 million (comprised of $20.0 million in face amount and a 2% prepayment premium) to repay our outstanding Floating Rate Senior Secured Notes, which mature on September 6, 2028. We intend to use the remainder of the net proceeds for working capital and other general corporate purposes.

        This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

 DIVIDEND POLICY

        We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of restrictions on their ability to pay dividends to us.

 CAPITALIZATION

        The following table sets forth cash and cash equivalents, as well as our capitalization, as of December 31, 2018:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to: (i) a $5.1 million dividend payable accrual and corresponding reduction in retained earnings for a one-time cash distribution made in March 2019 to enable the Company's sole shareholder, GC Palomar Investor LP, to distribute funds to its partners to satisfy the tax obligation incurred in connection with the domestication transactions, and (ii) a $23.0 million stock compensation charge related to the modification and acceleration of the vesting of certain employees' Class P unit awards in GC Palomar Investor LP, which is reflected as an increase in addition paid-in capital and corresponding reduction to retained earnings; and

  •
  on a pro forma as adjusted basis to give effect to: (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of 5,625,000 shares of common stock in our initial public offering, and the receipt of the net proceeds from our sale of these shares at an initial public offering price of common stock of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2018
	Actual	Pro forma	Pro forma as adjusted
		(unaudited)
	(in thousands, except shares and per share data)
Cash and cash equivalents	$9,525	$9,525	$84,753

Liabilities and shareholder's equity:
Liabilities:
Long-term notes payable	$19,079	$19,079	$19,079

Shareholder's equity:
Common stock, $0.0001 par value, 500,000,000 shares authorized and 17,000,000 shares issued and outstanding actual and pro forma; 22,625,000 shares issued and outstanding pro forma as adjusted	2	2	2
Additional paid-in capital	68,498	91,459	166,687
Accumulated other comprehensive (loss) income	(563)	(563)	(563)
Retained earnings	28,355	275	275

Total shareholder's equity	96,292	91,173	166,401

Total capitalization	$115,371	$110,252	$185,480

DILUTION

        If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of December 31, 2018, after giving effect to the domestication transactions, we had a historical net tangible book value of $95.5 million, or $5.62 per share of common stock. Our net tangible book value represents total tangible assets less total liabilities, all divided by the number of shares of common stock outstanding on such date.

        After giving effect to the sale of 5,625,000 shares of common stock in this offering at an initial public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at December 31, 2018 would have been approximately $170.8 million, or $7.55 per share. This represents an immediate increase in as adjusted net tangible book value of $1.93 per share to existing stockholders and an immediate dilution of $7.45 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share		$15.00
Historical net tangible book value per share as of December 31, 2018	$5.62

Increase in pro forma as adjusted net tangible book value per share attributable to new investors	1.93

Pro forma as adjusted net tangible book value per share after this offering		7.55

Dilution per share to investors in this offering		$7.45

        If the underwriters fully exercise their option to purchase additional shares to cover over-allotments, if any, pro forma as adjusted net tangible book value after this offering would increase to approximately $7.78 per share, and there would be an immediate dilution of approximately $7.22 per share to investors in this offering.

        We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions as part of our planned growth strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

        The above table and discussion includes 17,000,000 shares of common stock outstanding as of December 31, 2018, after giving effect to the domestication transactions, and excludes:

  •
  2,400,000 shares of common stock reserved for issuance under our 2019 Equity Incentive Plan, including options to purchase shares of common stock and restricted stock unit awards representing an aggregate amount of 990,393 shares of common stock, that our Compensation Committee granted to employees and non-employee directors following the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part and pricing of this offering. The option awards will vest monthly over a two to four year period with a one year cliff and the restricted stock unit awards will vest annually;

  •
  240,000 shares of common stock under our 2019 Employee Stock Purchase Plan; and

  •
  the exercise of the underwriters' option to purchase additional shares to cover over-allotments, if any.

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables present our selected consolidated financial and other data as of and for the periods indicated.

        The selected consolidated statements of operations data for the fiscal years ended December 31, 2018, 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016 are derived from our annual consolidated financial statements. Our historical results are not necessarily indicative of the results that should be expected in any future period.

        You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the captions "Summary Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Years ended December 31,
	2018	2017	2016
	($ in thousands)
Revenue:
Gross written premiums	$154,891	$120,234	$82,287
Ceded written premiums	(82,949)	(46,951)	(29,636)

Net written premiums	71,942	73,283	52,651
Net earned premiums	69,897	55,545	40,322
Commission and other income	2,405	1,188	260

Total underwriting revenue(1)	72,302	56,733	40,582
Losses and loss adjustment expenses	6,274	12,125	7,292
Acquisition expenses	28,224	25,522	17,340
Other underwriting expenses	17,957	15,146	10,153

Underwriting income(1)	19,847	3,940	5,797
Interest expense	(2,303)	(1,745)	(1,634)
Net investment income	3,238	2,125	1,615
Net realized and unrealized (losses) gains on investments	(2,569)	608	499

Income before income taxes	18,213	4,928	6,277
Income tax (benefit) expense	(6)	1,145	(337)

Net income	18,219	3,783	6,614

Adjustments
Expenses associated with IPO and tax restructuring	1,110	—	—
Expenses associated with retirement of surplus notes	495	—	—

Adjusted net income(1)	19,824	3,783	6,614

Key Financial and Operating Metrics
Return on equity	20.9%	5.0%	9.6%
Adjusted return on equity(1)	22.7%	5.0%	9.6%
Loss ratio	9.0%	21.8%	18.1%
Expense ratio	62.6%	71.1%	67.5%
Combined ratio	71.6%	92.9%	85.6%

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of the non-GAAP financial measures in accordance with GAAP.

	December 31,
Selected Balance Sheet Data	2018	Pro Forma 2018 (unaudited)(1)	2017	2016
	(in thousands)
Total investments	$147,391		$125,499	$104,821
Cash and cash equivalents	9,525		10,780	9,755
Premium receivable	18,633		15,087	11,242
Deferred policy acquisition costs	14,052		15,161	10,654
Reinsurance recoverable	14,562		14,632	1,543
Prepaid reinsurance premium	18,284		3,175	1,648
Other assets	8,687		4,021	5,469

Total assets	231,134		188,355	145,132
Accounts payable and other accrued liabilities	9,245	14,364	6,497	4,259
Reserve for losses and loss adjustment expenses	16,061		17,784	4,778
Unearned premiums	79,130		61,976	42,710
Ceded premium payable	10,607		5,069	1,582
Other liabilities	720		1,528	1,721
Long-term notes payable	19,079		17,087	16,973

Total liabilities	134,842	139,961	109,941	72,023
Total shareholder's equity	96,292	91,173	78,414	73,109

(1)
See Financial Statements, Note 2, Significant Accounting Policies, "Unaudited Pro Forma Balance Sheet Information" for description of the adjustments made to the historical balance sheet to arrive at the pro forma information

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion of our historical results of operations and our liquidity and capital resources should be read together with the consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, this prospectus contains "forward-looking statements." You should review the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" sections of this prospectus for factors and uncertainties that may cause our actual future results to be materially different from those in our forward-looking statements. Forward-looking statements in this prospectus are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Overview

        We are a rapidly growing and profitable company focused on the provision of specialty property insurance. We focus on certain markets that we believe are underserved by other insurance companies, such as the markets for earthquake, wind and flood insurance. We provide specialty property insurance products in our target markets to both individuals and businesses. We use proprietary data analytics and a modern technology platform to offer our customers flexible products with customized and granular pricing on an admitted basis. We distribute our products through multiple channels, including retail agents, program administrators, wholesale brokers, and in partnership with other insurance companies. Our business strategy is supported by a comprehensive risk transfer program with reinsurance coverage that we believe provides both consistency of earnings and appropriate levels of protection in the event of a major catastrophe. Our management team combines decades of insurance industry experience across specialty underwriting, reinsurance, program administration, distribution, and analytics.

        Founded in 2014, we have significantly grown our business and have generated attractive returns. We have organically increased gross written premium from $16.6 million for the year ended December 31, 2014, our first year of operations, to $154.9 million for the year ended December 31, 2018, a CAGR of approximately 75%. Our return on equity and combined ratio were 20.9% and 71.6%, respectively, for the year ended December 31, 2018. During 2018, we experienced average monthly premium retention rates above 90% for our Residential Earthquake, Residential Flood and Hawaii Hurricane lines and approximately 84% overall across all lines of business, providing strong visibility into future revenue. In February 2019, A.M. Best affirmed our "A–" (Excellent) (Outlook Stable) rating for Palomar Specialty Insurance Company and affirmed our "A–" (Excellent) (Outlook Stable) group rating for Palomar Holdings, Inc. This rating reflects A.M. Best's opinion of our financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors.

Components of Our Results of Operations

Gross Written Premiums

        Gross written premiums are the amounts received or to be received for insurance policies written or assumed by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our gross written premiums in any given period is generally influenced by:

  •
  New business submissions;

  •
  Binding of new business submissions into policies;

  •
  Renewals of existing policies; and

  •
  Average size and premium rate of bound policies.

Ceded Written Premiums

        Ceded written premiums are the amount of gross written premiums ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. Ceded written premiums are earned over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded written premiums is impacted by the level of our gross written premiums and any decision we make to increase or decrease limits, retention levels and co-participations.

Net Earned Premiums

        Net earned premiums represent the earned portion of our gross written premiums, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements. Our insurance policies generally have a term of one year and premiums are earned pro rata over the term of the policy.

Commission and Other Income

        Commission and other income consists of commissions earned on policies written on behalf of third party insurance companies and where we have no exposure to the insured risk and certain fees earned in conjunction with underwriting policies.

Losses and Loss Adjustment Expenses

        Losses and loss adjustment expenses represent the costs incurred for losses. These expenses are a function of the size and term of the insurance policies we write and the loss experience associated with the underlying coverage. In general, our losses and loss adjustment expenses are affected by:

  •
  The occurrence, frequency and severity of catastrophe events such as earthquakes, hurricanes and floods in the areas where we underwrite polices relating to these perils;

  •
  Our net reinsurance recoverables;

  •
  The volume and severity of non-catastrophe attritional losses;

  •
  The mix of business written by us;

  •
  The geographic location and characteristics of the policies we underwrite;

  •
  Changes in the legal or regulatory environment related to the business we write;

  •
  Trends in legal defense costs; and

  •
  Inflation in housing and construction costs.

        Losses and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Losses and loss adjustment expenses may be paid out over a period of years.

Acquisition Expenses

        Acquisition expenses are principally comprised of the commissions we pay retail agents, program administrators and wholesale brokers, net of ceding commissions we receive on business ceded under certain reinsurance contracts. In addition, acquisition expenses include premium-related taxes. Acquisition expenses related to each policy we write are deferred and amortized to expense in proportion to the premium earned over the policy life.

Other Underwriting Expenses

        Other underwriting expenses represent the general and administrative expenses of our insurance operations including employee salaries and benefits, technology costs, office rent, and professional services fees such as legal, accounting, and actuarial services.

Interest Expense

        Interest expense consists primarily of interest expense on our surplus notes through September 2018 and our Floating Rate Senior Secured Notes after September 2018.

Net Investment Income

        We earn investment income on our portfolio of invested assets. Our invested assets are primarily comprised of fixed maturity securities, and may also include cash and cash equivalents, and equity securities. The principal factors that influence net investment income are the size of our investment portfolio, the yield on that portfolio and expenses due to external investment managers. As measured by amortized cost, which excludes changes in fair value, such as changes in interest rates, the size of our investment portfolio is mainly a function of our invested equity capital along with premium we receive from our insureds, less payments on policyholder claims and other operating expenses.

Net Realized and Unrealized Gains and Losses on Investments

        Net realized and unrealized gains and losses on investment are a function of the difference between the amount received by us on the sale of a security and the security's cost-basis, as well as any "other-than-temporary" impairments recognized in earnings. In addition, beginning in 2018, we carry our equity securities at fair value with unrealized gains and losses included in this line. Prior to 2018, unrealized gains and losses on equity securities were included in accumulated other comprehensive income as a separate component of shareholder's equity.

Income Tax Expense

        Currently our income tax expense consists mainly of state income taxes imposed by certain states in which we operate. In addition, our income tax expense has been and will continue to be significantly impacted by the value of our deferred tax assets and liabilities, particularly our U.S. federal income net operating loss carryforwards which may or may not be realizable. In addition, tax legislation such as the Tax Cuts and Jobs Act of 2017 (the "Tax Act") significantly impacts our current and future income tax expense. Among other things, the Tax Act, enacted on December 22, 2017 lowers the U.S. federal corporate tax rate from 35% to 21% starting January 1, 2018.

Key Financial and Operating Metrics

        We discuss certain key financial and operating metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.

        Underwriting revenue is a non-GAAP financial measure defined as total revenue, excluding net investment income and net realized and unrealized gains and losses on investments. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total revenue to underwriting revenue in accordance with GAAP.

        Underwriting income is a non-GAAP financial measure defined as income before income taxes excluding net investment income, net realized and unrealized gains and losses on investments and interest expense. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of income before income taxes to underwriting income in accordance with GAAP.

        Adjusted net income is a non-GAAP financial measure defined as net income excluding the impact of expenses relating to various transactions that we consider to be unique and non-recurring in nature. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of net income to adjusted net income in accordance with GAAP.

        Return on equity is net income expressed on an annualized basis as a percentage of average beginning and ending shareholder's equity during the period.

        Adjusted return on equity is a non-GAAP financial measure defined as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending shareholder's equity during the period. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of return on equity to adjusted return on equity in accordance with GAAP.

        Loss ratio, expressed as a percentage, is the ratio of losses and loss adjustment expenses, to net earned premiums.

        Expense ratio, expressed as a percentage, is the ratio of underwriting, acquisition and other underwriting expenses net of commission and other income to net earned premiums.

        Combined ratio is a non-GAAP financial measure defined as the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Results of Operations

Year ended December 31, 2018 compared to year ended December 31, 2017

        The following table summarizes our results for the years ended December 31, 2018 and 2017:

	Years ended December 31,
				Percent Change
	2018	2017	Change
	($ in thousands)
Revenue:
Gross written premiums	$154,891	$120,234	$34,657	28.8%
Ceded written premiums	(82,949)	(46,951)	(35,998)	76.7%

Net written premiums	71,942	73,283	(1,341)	(1.8)%
Net earned premiums	69,897	55,545	14,352	25.8%
Commission and other income	2,405	1,188	1,217	102.4%

Total underwriting revenue	72,302	56,733	15,569	27.4%
Losses and loss adjustment expenses	6,274	12,125	(5,851)	(48.3)%
Acquisition expenses	28,224	25,522	2,702	10.6%
Other underwriting expenses	17,957	15,146	2,811	18.6%

Underwriting income	19,847	3,940	15,907	403.7%
Interest expense	(2,303)	(1,745)	(558)	32.0%
Net investment income	3,238	2,125	1,113	52.4%
Net realized and unrealized (losses) gains on investments	(2,569)	608	(3,177)	(522.5)%

Income before income taxes	18,213	4,928	13,285	269.6%
Income tax (benefit) expense	(6)	1,145	(1,151)	(100.5)%

Net income	18,219	3,783	14,436	381.6%

Adjustments:
Expenses associated with IPO and tax restructuring	1,110	—	1,110	N/A
Expenses associated with retirement of surplus notes	495	—	495	N/A

Adjusted net income	19,824	$3,783	$16,041	424.0%

Key Financial and Operating Metrics
Return on equity	20.9%	5.0%
Adjusted return on equity	22.7%	5.0%
Loss ratio	9.0%	21.8%
Expense ratio	62.6%	71.1%
Combined ratio	71.6%	92.9%

Gross Written Premiums

        Gross written premiums were $154.9 million for the year ended December 31, 2018 compared to $120.2 million for the year ended December 31, 2017, an increase of $34.7 million, or 28.8%. Premium growth in 2018 was due primarily to an increased volume of policies written across our lines of business which was driven by expansion of our product, geographic and distribution footprint as well as strong premium retention rates for our existing book of business. The changes in gross written premiums were most notable in the following lines of business:

  •
  Residential Earthquake, which represented approximately 52.7% of our gross written premiums in 2018, increased by $24.4 million, or 42.5%, for the year ended December 31, 2018 over the prior year.

  •
  Specialty Homeowners, which represented approximately 17.9% of our gross written premiums in 2018, increased by $1.2 million, or 4.4%, for the year ended December 31, 2018 over the prior year.

  •
  Commercial Earthquake, which represented approximately 13.5% of our gross written premiums in 2018, decreased by $2.1 million, or 9.2%, for the year ended December 31, 2018 over the prior year.

  •
  Commercial All Risk, which represented approximately 9.3% of our gross written premiums in 2018, increased by $7.0 million, or 95.8%, for the year ended December 31, 2018 over the prior year.

  •
  Hawaii Hurricane, which represented approximately 5.2% of our gross written premiums in 2018, increased by $2.8 million or 52.7%, for the year ended December 31, 2018 over the prior year.

Ceded Written Premiums

        Ceded written premiums increased $36.0 million, or 76.7%, to $82.9 million for the year ended December 31, 2018 from $46.9 million for the year ended December 31, 2017. The increase was primarily due to increased excess of loss reinsurance cost due to higher exposure from the growth of our portfolio, as well as increased ceding of written premium related to our Specialty Homeowners operations in the state of Texas. As of June 2018, we act as a fronting carrier for these operations and cede substantially all of the risk and premium in exchange for a fronting fee. Ceded written premiums as a percentage of gross written premiums increased to 53.6% for the year ended December 31, 2018 from 39.0% for the year ended December 31, 2017.

Net Written Premiums

        Net written premiums decreased $1.3 million, or 1.8%, to $71.9 million for the year ended December 31, 2018 from $73.3 million for the year ended December 31, 2017. The decrease was primarily due to higher ceded written premiums under reinsurance agreements.

Net Earned Premiums

        Net earned premiums increased $14.4 million, or 25.8%, to $69.9 million for the year ended December 31, 2018 from $55.5 million for the year ended December 31, 2017 due primarily to the earned portion of the higher gross written premiums described above offset by the earned portion of the higher ceded written premiums described above under reinsurance agreements for the year ended December 31, 2018. The below table shows the amount of premiums we earned on a gross and net basis:

	Year Ended December 31,
	2018	2017	Change	% Change
	($ in thousands)
Gross earned premiums	$137,759	$100,961	$36,798	36.4%
Ceded earned premiums	(67,862)	(45,416)	(22,446)	49.4%

Net earned premiums	$69,897	$55,545	$14,352	25.8%

Commission and Other Income

        Commission and other income increased $1.2 million, or 102.4%, to $2.4 million for the year ended December 31, 2018 from $1.2 million for the year ended December 31, 2017 due primarily to an increase in the volume of REI policies written and resulting increase in associated commission income.

Losses and Loss Adjustment Expenses

        Losses and loss adjustment expenses decreased $5.9 million, or 48.3%, to $6.3 million for the year ended December 31, 2018 from $12.1 million for the year ended December 31, 2017. The decrease primarily relates to lower losses, and favorable prior year loss development, net of reinsurance, during 2018 versus 2017. The Company incurred $6.5 million of loss due to Hurricane Harvey in 2017. This event increased our loss ratio by 11.7% for the year end December 31, 2017.

Acquisition Expenses

        Acquisition expenses increased $2.7 million, or 10.6%, to $28.2 million for the year ended December 31, 2018 from $25.5 million for the year ended December 31, 2017. The primary reason for the increase was due to higher earned premiums offset by higher earned ceding commissions on ceded business, as well as a change in the overall mix of business produced. Acquisition expenses as a percentage of gross earned premiums were 20.5% for the year ended December 31, 2018 and 25.3% for the year ended December 31, 2017.

Other Underwriting Expenses

        Other underwriting expenses increased $2.8 million, or 18.6%, to $17.9 million for the year ended December 31, 2018 from $15.1 million for the year ended December 31, 2017. The increase was primarily due to increased staffing, professional fees and other expenses necessary to support our growth. Other underwriting expenses as a percentage of gross earned premiums were 13.0% for the year ended December 31, 2018 and 15.0% for the year ended December 31, 2017.

Interest Expense

        Interest expense increased $0.6 million, or 32.0%, to $2.3 million for the year ended December 31, 2018 from $1.7 million for the year ended December 31, 2017. The increase was primarily due to $0.5 million in charges associated with paying off the Surplus Note in September 2018.

Net Investment Income and Net Realized and Unrealized Gains (Losses) on Investments

        Net investment income increased $1.1 million, or 52.4%, to $3.2 million for the year ended December 31, 2018 from $2.1 million for the year ended December 31, 2017. The primary reason for the increase was a higher average balance of investments during the year ended December 31, 2018. Net realized and unrealized gains on investments decreased $3.2 million, or 52.3%, to a $2.5 million loss for the year ended December 31, 2018 from a gain of $0.6 million for the year ended December 31, 2017. The primary reason for the decrease was $6.0 million of unrealized losses on equity securities offset by $3.5 million of net realized investment gains during the year. We mainly invest in investment grade fixed maturity securities, including U.S. government issues, state government issues, mortgage and asset-backed obligations, and corporate bonds with the remainder of investments in equity securities. The following table summarizes the components of our investment income for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Change	% Change
	($ in thousands)
Interest income	$3,036	$1,916	$1,120	58.5%
Dividend income	514	514	—	—
Less: investment management fees and expenses	(312)	(305)	(7)	2.3%

Net investment income	$3,238	$2,125	$1,113	52.4%

Net realized and unrealized (losses) gains on investments	(2,569)	608	(3,177)	(522.5)%

Total	$669	$2,733	$(2,064)	(75.5)%

Income Tax (Benefit) Expense

        Income tax (benefit) expense decreased $1.1 million to an immaterial benefit for the year ended December 31, 2018 from a $1.1 million expense for the year ended December 31, 2017. Income tax expense was higher in the prior year primarily due to the recognition of a $0.9 million valuation allowance on deferred tax assets in 2017. We recorded a valuation allowance in 2017 due to 3-year cumulative losses and a large catastrophe event during 2017. We increased the valuation allowance by $0.7 million in 2018 due to an increase in net deferred tax assets. The amount of our deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present.

        We are subject to income taxes in certain jurisdictions in which we operate. We generate taxable income in our U.S. subsidiaries. We earn income in Bermuda, a non-taxable jurisdiction, primarily as a result of quota share reinsurance agreements between our U.S. insurance subsidiary and Palomar Re, and the investment income earned in Palomar Re. Effective January 1, 2016, our U.S. insurance subsidiary and Palomar Re entered into a quota share reinsurance agreement under which the U.S. insurance subsidiary ceded 35% of the earthquake gross premiums earned as well as losses and loss adjustment expenses to Palomar Re in exchange for a 20% ceding commission. Effective January 1, 2017, the agreement was amended and the cession was decreased to 26.5% with a 25% ceding commission. Effective September 1, 2017, the agreement was amended and the cession was decreased to 0%. Effective January 1, 2018, the agreement was amended, the cession was increased to 50%, and the Hawaii Hurricane gross premiums earned and losses and loss adjustment expenses were added to the lines of business. As a result of our multinational operations our effective tax rate is currently below that of a fully U.S. based operation.

        Following the domestication transactions, we expect that all of our income will be subject to U.S. income tax.

Year ended December 31, 2017 compared to year ended December 31, 2016

        The following table summarizes our results for the years ended December 31, 2017 and 2016:

	Years ended December 31,
				Percent Change
	2017	2016	Change
	($ in thousands)
Revenue:
Gross written premiums	$120,234	$82,287	$37,947	46.1%
Ceded written premiums	(46,951)	(29,636)	(17,315)	58.4%

Net written premiums	73,283	52,651	20,632	39.2%
Net earned premiums	55,545	40,322	15,223	37.8%
Commission and other income	1,188	260	928	356.9%

Total underwriting revenue(1)	56,733	40,582	16,151	39.8%
Losses and loss adjustment expenses	12,125	7,292	4,833	66.3%
Acquisition expenses	25,522	17,340	8,182	47.2%
Other underwriting expenses	15,146	10,153	4,993	49.2%

Underwriting income(1)	3,940	5,797	(1,857)	(32.0)%
Interest expense	(1,745)	(1,634)	(111)	6.8%
Net investment income	2,125	1,615	510	31.6%
Net realized gains on investments	608	499	109	21.8%

Income before income taxes	4,928	6,277	(1,349)	(21.5)%
Income tax expense (benefit)	1,145	(337)	1,482	(439.8)%

Net income	3,783	6,614	(2,831)	(42.8)%

Adjustments	—	—	—	—

Adjusted net income(1)	$3,783	$6,614	$(2,831)	(42.8)%

Key Financial and Operating Metrics
Return on equity	5.0%	9.6%
Adjusted return on equity(1)	5.0%	9.6%
Loss ratio	21.8%	18.1%
Expense ratio	71.1%	67.5%
Combined ratio	92.9%	85.6%

(1)
See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total revenue to underwriting revenue in accordance with GAAP.

        Net income was $3.8 million for the year ended December 31, 2017 compared to $6.6 million for the year ended December 31, 2016, a decrease of $2.8 million or 43%. This decrease was primarily driven by higher losses incurred, particularly from Hurricane Harvey, higher acquisition expenses and premium taxes and higher other underwriting expenses, offset in part by higher net earned premiums, and commission and other income.

Gross Written Premiums

        Gross written premiums were $120.2 million for the year ended December 31, 2017 compared to $82.3 million for the year ended December 31, 2016, an increase of $37.9 million, or 46.1%. Premium growth in 2017 was due primarily to an increased volume of policies written across our lines of business which was driven by expansion of our product, geographic and distribution footprint as well as strong premium retention rates for our existing book of business. The changes in gross written premiums were most notable in the following lines of business:

  •
  Residential Earthquake, which represented approximately 47.7% of our gross written premiums in 2017, increased by $24.7 million, or 75.5% for the year ended December 31, 2017 over the prior year.

  •
  Specialty Homeowners, which represented approximately 22.0% of our gross written premiums in 2017, increased by $2.1 million, or 8.7%, for the year ended December 31, 2017 over the prior year.

  •
  Commercial Earthquake, which represented approximately 19.2% of our gross written premiums in 2017, increased by $2.5 million, or 12.1% for the year ended December 31, 2017 over the prior year.

  •
  Commercial All Risk, which represented approximately 6.1% of our gross written premiums in 2017, increased by $5.5 million, or 310.4% for the year ended December 31, 2017 over the prior year.

  •
  Hawaii Hurricane, which represented approximately 4.4% of our gross written premiums in 2017, increased by $2.5 million or 85.3% for the year ended December 31, 2017 over the prior year.

Ceded Written Premiums

        Ceded written premiums increased $17.3 million, or 58.4% to $46.9 million for the year ended December 31, 2017 from $29.6 million for the year ended December 31, 2016. The increase was primarily due to higher gross written premiums, increased exposure from the growth of our portfolio, and reinstatement premium incurred as a result of Hurricane Harvey. Ceded written premiums as a percentage of gross written premiums increased to 39.0% for the year ended December 31, 2017 from 36.0% for the year ended December 31, 2016.

Net Written Premiums

        Net written premiums increased $20.6 million, or 39.2% to $73.3 million for the year ended December 31, 2017 from $52.7 million for the year ended December 31, 2016. The increase was primarily due to higher gross written premiums, offset by higher ceded written premiums under reinsurance agreements.

Net Earned Premiums

        Net earned premiums increased $15.2 million or 37.8% to $55.5 million for the year ended December 31, 2017 from $40.3 million for the year ended December 31, 2016 due primarily to the earned portion of the higher gross written premiums described above offset by the earned portion of the higher ceded written premiums under reinsurance agreements for the year ended December 31, 2017. The below table shows the amount of premiums we earned on a gross and net basis:

	Year Ended December 31,
	2017	2016	Change	% Change
	($ in thousands)
Gross earned premiums	$100,961	$69,316	$31,645	45.7%
Ceded earned premiums	(45,416)	(28,994)	(16,422)	56.6%

Net earned premiums	$55,545	$40,322	$15,223	37.8%

Commission and Other Income

        Commission and other income increased $0.9 million, or 356.9%, to $1.2 million for the year ended December 31, 2017 from $0.3 million for the year ended December 31, 2016 due primarily to higher commission income due to an increased volume of REI policies written.

Losses and Loss Adjustment Expenses

        Losses and loss adjustment expenses increased $4.8 million, or 66.3%, to $12.1 million for the year ended December 31, 2017 from $7.3 million for the year ended December 31, 2016. The increase primarily relates to losses, net of reinsurance, of which $6.5 million was due to Hurricane Harvey. This event increased our loss ratio by 11.7% for the year end December 31 2017.

Acquisition Expenses

        Acquisition expenses increased $8.2 million or 47.2% to $25.5 million for the year ended December 31, 2017 from $17.3 million for the year ended December 31, 2016. The primary reason for the increase was due to higher earned premiums as well as a change in the overall mix of the business produced. Acquisition expenses as a percentage of gross earned premiums were 25.3% for the year ended December 31, 2017 and 25.0% for the year ended December 31, 2016.

Other Underwriting Expenses

        Other underwriting expenses increased $5.0 million or 49.2% to $15.1 million for the year ended December 31, 2017 from $10.1 million for the year ended December 31, 2016. The increase was primarily due to higher salaries, rent, professional fees and other expenses necessary to support our growth. In addition, other underwriting expenses were impacted by $2.3 million in expenses relating to transaction costs associated with the issuance of catastrophe bonds in June 2017. Other underwriting expenses as a percentage of gross earned premiums were 15.0% for the year ended December 31, 2017 and 14.6% for the year ended December 31, 2016.

Interest Expense

        Interest expense increased $0.1 million or 6.8% to $1.7 million for the year ended December 31, 2017 from $1.6 million for the year ended December 31, 2016. The increase was primarily due to the increase in interest rates tied to LIBOR during 2017.

Net Investment Income and Net Realized Gains (Losses) on Investments

        Net investment income increased $0.5 million or 31.6% to $2.1 million for the year ended December 31, 2017 from $1.6 million for the year ended December 31, 2016. The primary reason for the increase was a higher average balance of investments during the year ended December 31, 2017. We mainly invest in investment grade fixed maturity securities, including U.S. government issues, state government issues, mortgage and asset-backed obligations, and corporate bonds with the remainder of investments in equity securities. The following table summarizes the components of our investment income for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change	% Change
	($ in thousands)
Interest income	$1,916	$1,425	$491	34.5%
Dividend income	514	472	42	8.9%
Less: investment management fees and expenses	(305)	(282)	(23)	8.2%

Net investment income	$2,125	$1,615	$510	31.6%

Net realized gains on investments	608	499	109	21.8%

Total	$2,733	$2,114	$619	29.3%

Income Tax Expense (Benefit)

        Income tax expense increased $1.5 million to a $1.2 million expense for the year ended December 31, 2017 from a $0.3 million benefit for the year ended December 31, 2016. The increase was primarily due to the recognition of a $0.9 million valuation allowance on our deferred tax asset. In 2017 we assessed available positive and negative evidence to estimate whether sufficient future taxable income would be generated to permit use of the existing deferred tax assets. Among the factors considered were the three-year cumulative losses incurred and the increased frequency and severity of large catastrophic events for the year ended December 31, 2017. Based on this evaluation, during 2017, a valuation allowance of $0.9 million was recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present.

Reconciliation of Non-GAAP Financial Measures

Underwriting Revenue

        We define underwriting revenue as total revenue excluding net investment income and net realized and unrealized gains and losses on investments. Underwriting revenue represents revenue generated by our underwriting operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting revenue should not be viewed as a substitute for total revenue calculated in accordance with GAAP, and other companies may define underwriting revenue differently.

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Total revenues	$72,971	$59,466	$42,696

Net investment income	(3,238)	(2,125)	(1,615)
Net realized and unrealized losses (gains) on investments	2,569	(608)	(499)

Underwriting revenue	$72,302	$56,733	$40,582

Underwriting Income

        We define underwriting income as income before income taxes excluding net investment income, net realized and unrealized gains and losses on investments, and interest expense. Underwriting income represents the pre-tax profitability of our underwriting operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting income should not be viewed as a substitute for pre-tax income calculated in accordance with GAAP, and other companies may define underwriting income differently.

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Income before income taxes	$18,213	$4,928	$6,277

Net investment income	(3,238)	(2,125)	(1,615)
Net realized and unrealized losses (gains) on investments	2,569	(608)	(499)
Interest expense	2,303	1,745	1,634

Underwriting income	$19,847	$3,940	$5,797

Adjusted Net Income

        We define adjusted net income as net income excluding the impact of expenses relating to various transactions that we consider to be unique and possibly non-recurring in nature. We did not have any adjustments to 2017 and 2016 net income. We use adjusted net income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted net income should not be viewed as a substitute for net income calculated in accordance with GAAP, and other companies may define adjusted net income differently.

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Net income	$18,219	$3,783	$6,614
Adjustments:
Expenses associated with IPO and tax restructuring	1,110	—	—
Expenses associated with retirement of surplus notes	495	—	—

Adjusted net income	$19,824	$3,783	$6,614

Adjusted Return on Equity

        We define adjusted return on equity as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending shareholder's equity during the period. We did not have any adjustments to 2017 and 2016 net income. We use adjusted return on equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on equity should not be viewed as a substitute for return on equity calculated in accordance with GAAP, and other companies may define adjusted return on equity differently.

	Year Ended December 31,
	2018	2017	2016
	($ in thousands)
Adjusted return on equity calculation:
Numerator: adjusted net income	$19,824	$3,783	$6,614

Denominator: average shareholder's equity:	87,353	75,762	69,065

Adjusted return on equity	22.7%	5.0%	9.6%

Tangible Shareholder's Equity

        We define tangible shareholder's equity as shareholder's equity less intangible assets. Our definition of tangible shareholder's equity may not be comparable to that of other companies, and it should not be viewed as a substitute for shareholder's equity calculated in accordance with GAAP. We use tangible shareholder's equity internally to evaluate the strength of our balance sheet and to compare returns relative to this measure.

	December 31,
	2018	2017	2016
	(in thousands)
Shareholder's equity	$96,292	$78,414	$73,109
Less: Intangible assets	744	744	744

Tangible shareholder's equity	$95,548	$77,670	$72,365

Liquidity and Capital Resources

Sources and Uses of Funds

        We operate as a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders, meet debt payment obligations and pay taxes and administrative expenses is largely dependent on dividends or other distributions from our subsidiaries and affiliates, whose ability to pay us is highly regulated.

        Our U.S. insurance company subsidiary is restricted by statute as to the amount of dividends that it may pay without the prior approval of the Oregon and California Insurance Commissioners. Generally, insurers may pay dividends without advance regulatory approval only from earned surplus and only to the extent that all dividends paid in the twelve months ending on the date of the proposed dividend do not exceed the greater of (i) 10% of their policyholders' surplus as of December 31 of the preceding year or (ii) 100% of their net income (excluding realized investment gains or losses) for the calendar year preceding the year in which the value is being determined. In addition, a domestic insurer may only declare a dividend from earned surplus, which does not include surplus arising from unrealized capital gains or revaluation of assets. A domestic insurer may declare a dividend from other than earned surplus only if the Insurance Commissioner approves the declaration prior to payment of the dividend. Our U.S. insurance company subsidiary may not pay a dividend or distribution to us in 2019 without the prior approval of the Oregon and California Insurance Commissioners due to our U.S. Insurance Company Subsidiary's negative earned surplus as of December 31, 2018. In addition, there is no assurance that dividends of the maximum amount calculated under any applicable formula would be permitted by state insurance regulators. In the future, state insurance regulatory authorities may adopt statutory provisions more restrictive than those currently in effect.

        Insurance companies in the United States are also required by state law to maintain a minimum level of policyholder's surplus. Oregon and California's state insurance regulators have a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of the insurer's assets and liabilities and its mix of net written premium. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2018, the total adjusted capital of our U.S. insurance subsidiary was in excess of its respective prescribed risk-based capital requirements.

        Under the Insurance Act and related regulations, our Bermuda reinsurance subsidiary is required to maintain certain solvency and liquidity levels, which it maintained as of December 31, 2018 and 2017.

        Our Bermuda reinsurance subsidiary maintains a Class 3A license and thus must maintain a minimum liquidity ratio in which the value of its relevant assets is not less than 75% of the amount of its relevant liabilities for general business. Relevant assets include cash and cash equivalents, fixed maturity securities, accrued interest income, premiums receivable, losses recoverable from reinsurers, and funds withheld. The relevant liabilities include total general business insurance reserves and total other liabilities, less sundry liabilities. As of December 31, 2018, 2017 and 2016, we met the minimum liquidity ratio requirement.

        Bermuda regulations limit the amount of dividends and return of capital paid by a regulated entity. A Class 3A insurer is prohibited from declaring or paying a dividend if it is in breach of its minimum solvency margin, its enhanced capital requirement, or its minimum liquidity ratio, or if the declaration or payment of such dividend would cause such a breach. If a Class 3A insurer has failed to meet its minimum solvency margin on the last day of any financial year, it will also be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year. Furthermore, the Insurance Act limits the ability of our Bermuda reinsurance subsidiary to pay dividends or make capital distributions by stipulating certain margin and solvency requirements and by requiring approval from the BMA prior to a reduction of 15% or more of a Class 3A insurer's total statutory capital as reported on its prior year statutory balance sheet. Moreover, an insurer must submit an affidavit to the BMA, sworn by at least two directors and the principal representative in Bermuda of the Class 3A insurer, at least seven days prior to payment of any dividend which would exceed 25% of that insurer's total statutory capital and surplus as reported on its prior year statutory balance sheet. The affidavit must state that in the opinion of those swearing the declaration of such dividend has not caused the insurer to fail to meet its relevant margins.

        Further, under the Companies Act, our Bermuda reinsurance subsidiary may only declare or pay a dividend, or make a distribution out of contributed surplus, if it has no reasonable grounds for believing that: (1) it is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would be less than its liabilities.

        Pursuant to Bermuda regulations, the maximum amount of dividends and return of capital available to be paid by a reinsurer is determined pursuant to a formula. Under this formula, the maximum amount of dividends and return of capital available to us from our Bermuda subsidiary during 2018 without approval from the BMA is calculated to be approximately $2.4 million, and as of December 2018, the BMA approved a $13.7 million dividend. All dividends are subject to annual enhanced solvency requirement calculations.

Cash Flows

        Our primary sources of cash flow are written premiums, investment income, reinsurance recoveries, sales and redemptions of investments, and proceeds from offerings of debt securities. We use our cash flows primarily to pay operating expenses, losses and loss adjustment expenses, and income taxes.

        Our cash flows from operations may differ substantially from our net income due to non-cash charges or due to changes in balance sheet accounts.

        The timing of our cash flows from operating activities can also vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant. Therefore, their timing can influence cash flows from operating activities in any given period. The potential for a large claim under an insurance or reinsurance contract means that our insurance subsidiaries may need to make substantial payments within relatively short periods of time, which would have a negative impact on our operating cash flows.

        We generated positive cash flows from operations in each of the years ended December 31, 2018, 2017 and 2016 and management believes that cash receipts from premium, proceeds from investment sales and redemptions, investment income and reinsurance recoveries, if necessary, are sufficient to cover cash outflows in the foreseeable future.

        The following table summarizes our cash flows for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
	($ in thousands)
Cash provided by (used in):
Operating activities	$22,808	$20,248	$15,825
Investing activities	(25,365)	(19,128)	(11,531)
Financing activities	1,549	—	—

Change in cash, cash equivalents, and restricted cash	$(1,008)	$1,120	$4,294

        Our cash flow from operating activities has been positive in each of the last three years. Variations in operating cash flow between periods are primarily driven by variations in our gross and ceded written premiums and the volume and timing of premium receipts, claim payments, and reinsurance payments. In addition, fluctuations in losses and loss adjustment expenses and other insurance operating expenses impact operating cash flow.

        Cash used in investing activities for each of the last three years related primary to purchases of fixed income and equity securities in excess of sales and maturities.

        Cash provided by financing activities in 2018 was related to the issuance of floating rate notes and the payoff of surplus notes in September 2018. There was no cash flow from financing activities in 2017 or 2016.

        We do not have any current plans for material capital expenditures other than current operating requirements. We believe that we will generate sufficient cash flows from operations to satisfy our liquidity requirements for at least the next 12 months and beyond. The key factor that will affect our future operating cash flows is the frequency and severity of catastrophic loss events. To the extent our future operating cash flows are insufficient to cover our net losses from catastrophic events, we had $157.3 million in cash and investment securities available at December 31, 2018. We also have the ability to access additional capital through pursuing third-party borrowings, sales of our equity or debt securities or entrance into a reinsurance arrangement.

Notes Payable

2015 Surplus Notes

        On February 3, 2015, we issued surplus notes totaling $17.5 million in exchange for cash to four non-affiliated holders. The surplus notes had a term of 7 years with a maturity on February 3, 2022. The surplus notes had restrictions as to payments of interest and principal and any such payment required the prior approval of the Oregon Insurance Commissioner before such payments can be made. The surplus notes were repaid in full in September 2018.

2018 Floating Rate Notes

        In September 2018, we completed a private placement financing of $20.0 million floating rate senior secured notes (the "Floating Rate Notes"). The Floating Rate Notes mature on September 6, 2028 and bear interest at a rate, reset quarterly, equal to the three-month treasury rate plus 6.50% per annum, payable quarterly in arrears on March 20, June 20, September 20 and December 20 of each year, commencing on December 20, 2018.

        Palomar Insurance Holdings, Inc. ("Palomar Insurance Holdings") may redeem the Floating Rate Notes at its option, in whole or in part, at any time at certain redemption prices. Prior to September 6, 2020, Palomar Insurance Holdings may redeem the Floating Rate Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes redeemed, plus a "make-whole" premium and accrued and unpaid interest and additional interest, if any. If a change of control occurs, Palomar Insurance Holdings must offer to purchase the Floating Rate Notes at 100% of their principal amount, plus accrued and unpaid interest.

        The Floating Rate Notes are fully and unconditionally guaranteed on a senior secured basis by a pledge of the capital stock owned by Palomar Holdings, Inc. of its equity interests in Palomar Insurance Holdings Such security interest consists of a first-priority lien with respect to the collateral.

        The Floating Rate Notes contain certain customary affirmative and negative covenants and events of default. The negative covenants limit Palomar Insurance Holdings' ability to, among other things, incur additional indebtedness, create liens on certain assets, pay dividends or prepay junior debt or make other restricted payments, make certain loans, acquisitions or investments, engage in transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of Palomar Insurance Holdings' assets.

        Immediately after the closing of the 2018 Floating Rate Notes financing, we used surplus funds, as required by the agreement governing the Notes, to pay down our existing $17.5 million of surplus notes described above. We incurred a pre-payment penalty of $0.1 million which, along with unamortized debt issuance costs of $0.4 million, was charged to income in 2018.

Contractual Obligations and Commitments

        The following table illustrates our contractual obligations and commercial commitments by due date as of December 31, 2018:

	Total	Less Than One Year	One Year to Less Than Three Years	Three Years to Less Than Five Years	More Than Five Years
		(in thousands)
Reserves for losses and loss adjustment expenses	$16,061	$10,191	$5,158	$712	$—
Long-term notes payable	20,000	—	—	—	20,000
Interest payable	17,281	1,777	3,554	3,554	8,396
Operating lease obligations	4,281	720	1,504	1,591	466

Total	$57,623	$12,688	$10,216	$5,857	$28,862

        The reserve for losses and loss adjustment expenses represent management's estimate of the ultimate cost of settling losses. As more fully discussed in "—Critical Accounting Policies—Reserve for Losses and Loss Adjustment Expenses" below, the estimation of the reserve for losses and loss adjustment expenses is based on various complex and subjective judgments. Actual losses paid may differ, perhaps significantly, from the reserve estimates reflected in our consolidated financial statements. Similarly, the timing of payment of our estimated losses is not fixed and there may be significant changes in actual payment activity. The assumptions used in estimating the likely payments due by period are based on our historical claims payment experience and industry payment patterns, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid can be significantly different from the amounts disclosed above.

        The amounts in the above table represent our gross estimates of known liabilities as of December 31, 2018 and do not include any allowance for claims for future events within the time period specified. Accordingly, it is highly likely that the total amounts of obligations paid by us in the time periods shown will be greater than those indicated in the table.

        Interest on debt obligations was calculated using the LIBOR rate as of December 31, 2018 with the assumption that interest rates would remain flat over the remainder of the period that the debt was outstanding.

Financial Condition

Shareholder's Equity

        At December 31, 2018, total shareholder's equity was $96.3 million and tangible shareholder's equity was $95.5 million, compared to total shareholder's equity of $78.4 million and tangible shareholder's equity of $77.7 million as of December 31, 2017. The increase in both total and tangible shareholder's equity was primarily due to net income earned for the year ended December 31, 2018.

        Tangible shareholder's equity is a non-GAAP financial measure. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of shareholder's equity to tangible shareholder's equity in accordance with GAAP.

Investment Portfolio

        Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our Board of Directors determines our investment guidelines in compliance with applicable regulatory restrictions on asset type, quality and concentration. Our current investment guidelines allow us to invest in taxable and tax-exempt fixed maturities, as well as publicly traded mutual funds and common stock of individual companies. Our cash and invested assets consist of cash and cash equivalents, fixed maturity securities, and equity securities. As of December 31, 2018, the majority of our investment portfolio, or $122.2 million, was comprised of fixed maturity securities that are classified as available-for-sale and carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of accumulated other comprehensive income. Also included in our investment portfolio were $25.2 million of equity securities. In addition, we maintained a non-restricted cash and cash equivalent balance of $9.5 million at December 31, 2018. Our fixed maturity securities, including cash equivalents, had a weighted average effective duration of 3.93 and 2.37 years and an average rating of "–Aa3/AA–" and "A1/A+" at December 31, 2018 and 2017, respectively. Our fixed income investment portfolio had a book yield of 3.0% as of December 31, 2018, compared to 1.9% as of December 31, 2017.

        At December 31, 2018 and 2017 the amortized cost and fair value on available-for-sale securities were as follows:

December 31, 2018	Amortized Cost or Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Fixed maturities:
U.S. Governments	$15,299	$15,269	12.5%
States, territories, and possessions	1,227	1,221	1.0%
Political subdivisions	825	815	0.7%
Special revenue excluding mortgage/asset-backed securities	12,429	12,453	10.2%
Industrial and miscellaneous	65,885	65,126	53.3%
Mortgage/asset-backed securities	27,284	27,336	22.3%

Total available-for-sale investments	$122,949	$122,220	100.0%

December 31, 2017	Amortized Cost or Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Fixed maturities:
U.S. Governments	$13,393	$13,285	10.6%
States, territories, and possessions	3,188	3,197	2.5%
Political subdivisions	4,118	4,067	3.2%
Special revenue excluding mortgage/asset-backed securities	24,039	23,914	19.1%
Industrial and miscellaneous	44,582	44,531	35.5%
Mortgage/asset-backed securities	12,981	12,919	10.3%

Total fixed maturities	102,301	101,913	81.2%
Equity securities	19,569	23,586	18.8%

Total available-for-sale investments	$121,870	$125,499	100.0%

        The following tables provide the credit quality of investment securities as of December 31, 2018 and 2017:

December 31, 2018	Estimated Fair Value	% of Total
	($ in thousands)
Rating
AAA	$57,693	47.2%
AA	13,023	10.7%
A	33,030	27.0%
BBB	17,984	14.7%
B	490	0.4%

	$122,220	100.0%

December 31, 2017	Estimated Fair Value	% of Total
	($ in thousands)
Rating
AAA	$32,310	31.7%
AA	16,798	16.5%
A	37,721	37.0%
BBB	12,630	12.4%
BB	1,421	1.4%
B	1,033	1.0%

	$101,913	100.0%

        The amortized cost and fair value of our available-for-sale investments in fixed maturity securities summarized by contractual maturity as of December 31, 2018 and 2017, were as follows:

December 31, 2018	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Due within one year	$2,621	$2,614	2.1%
Due after one year through five years	50,677	49,802	40.7%
Due after five years through ten years	32,471	32,518	26.6%
Due after ten years	9,896	9,950	8.1%
Mortgage and asset-backed securities	27,284	27,336	22.5%

	$122,949	$122,220	100.0%

December 31, 2017	Amortized Cost	Fair Value	% of Total Fair Value
	($ in thousands)
Due within one year	$11,325	$11,312	11.1%
Due after one year through five years	72,602	72,284	70.9%
Due after five years through ten years	5,393	5,398	5.3%
Due after ten years	—	—	—
Mortgage and asset-backed securities	12,981	12,919	12.7%

	$102,301	$101,913	100.0%

        Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements (as defined by applicable regulations of the SEC) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign currency exchange rates and commodity prices. Our consolidated balance sheets include assets and liabilities with estimated fair values that are subject to market risk. Our primary market risks have been equity price risk associated with investments in equity securities and interest rate risk associated with investments in fixed maturities. We do not have material exposure to foreign currency exchange rate risk or commodity risk.

        Credit risk is the potential loss resulting from adverse changes in an issuer's ability to repay its debt obligations. General concern exists about the number of municipalities experiencing financial difficulties in light of the adverse economic conditions experienced over the past several years. We manage the exposure to credit risk in our municipal bond portfolio by investing in high quality securities and by diversifying our holdings, which are typically either general obligation or revenue bonds related to essential products and services. We manage the exposure to credit risk in our corporate bond portfolio by investing in high quality securities and by diversifying our holdings.

        We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. The majority of our investment portfolio is invested in high credit quality, investment grade fixed maturity securities. We also invest in higher yielding fixed maturities and equity securities. Our fixed maturity portfolio has an average rating by at least one nationally recognized rating organization of "AA–," with approximately 84.9% rated "A–" or better. At December 31, 2018, 0.4% of our fixed maturity portfolio was unrated or rated below investment grade. Our fixed maturity portfolio includes some securities issued with financial guaranty insurance. We purchase fixed maturities based on our assessment of the credit quality of the underlying assets without regard to insurance.

Interest Rate Risk

        We manage our exposure to interest rate risk through a disciplined asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. We regularly assess these risks and balance them within the context of our liability and capital position.

        As of December 31, 2018, the estimated fair value of our fixed maturities was $122.2 million. We estimate that a 100-basis point increase in interest rates would cause a 4.0% decline in the estimated fair value of our fixed maturities portfolio, while a 100-basis point decrease in interest rates would cause a 3.9% increase in the estimated fair value of that portfolio. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of our fixed maturities portfolio.

Critical Accounting Policies and Estimates

        We identified the accounting estimates below as critical to the understanding of our financial position and results of operations. Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see the Notes to Consolidated Financial Statements included in this prospectus.

Reserve for Losses and Loss Adjustment Expenses

        The reserve for losses and loss adjustment expenses represents our estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. We do not discount this reserve. We seek to establish reserves that will ultimately prove to be adequate.

        We categorize our reserves for unpaid losses and loss adjustment expenses into two types: case reserves and reserves for incurred but not yet reported losses ("IBNR"). Through our TPAs, we generally are notified of losses by our insureds or their agents or brokers. Based on the information provided by the TPAs, we establish initial case reserves by estimating the ultimate losses from the claim, including administrative costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses.

        With the assistance of an independent, actuarial firm, we also use statistical analysis to estimate the cost of losses and loss adjustment expenses related to IBNR. Those estimates are based on our historical information, industry information and estimates of trends that may affect the ultimate frequency of incurred but not reported claims and changes in ultimate claims severity.

        We regularly review our reserve estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in current operations. During the loss settlement period, if we have indications that claims frequency or severity exceeds our initial expectations, we generally increase our reserves for losses and loss adjustment expenses. Conversely, when claims frequency and severity trends are more favorable than initially anticipated, we generally reduce our reserves for losses and loss adjustment expenses once we have sufficient data to confirm the validity of the favorable trends. Even after such adjustments, the ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimate included in our consolidated financial statements.

        The following tables summarize our gross and net reserves for unpaid losses and loss adjustment expenses at December 31, 2018 and 2017.

	December 31, 2018
	Gross	% of Total	Net	% of Total
	($ in thousands)
Loss and Loss Adjustment Reserves
Case reserves	$5,850	36.4%	$3,543	85.1%
IBNR	10,211	63.6%	622	14.9%

Total reserves	$16,061	100.0%	$4,165	100.0%

	December 31, 2017
	Gross	% of Total	Net	% of Total
Loss and Loss Adjustment Reserves
Case reserves	$7,587	42.7%	$2,229	50.3%
IBNR	10,197	57.3%	2,202	49.7%

Total reserves	$17,784	100.0%	$4,431	100.0%

        The process of estimating the reserves for losses and loss adjustment expenses requires a high degree of judgment and is subject to several variables. On a quarterly basis, we perform an analysis of our loss development and select the expected ultimate loss ratio for each of our product lines by accident year. In our actuarial analysis, we use input from our TPAs and our underwriting and claims departments, including premium pricing assumptions and historical experience. Multiple actuarial methods are used to estimate the reserve for losses and loss adjustment expenses. These methods utilize, to varying degrees, the initial expected loss ratio, detailed statistical analysis of past claims reporting and payment patterns, claims frequency and severity, paid loss experience, industry loss experience, and changes in market conditions, policy forms, exclusions, and exposures. The actuarial methods used to estimate loss and loss adjustment expenses reserves are:

  •
  Reported and/or Paid Loss Development Methods—Ultimate losses are estimated based on historical reported and/or paid loss reporting patterns. Reported losses are the sum of paid and case losses. Industry development patterns are substituted for historical development patterns when sufficient historical data is not available.

  •
  Reported Bornhuetter-Ferguson Methods—Ultimate losses are estimated as the sum of cumulative reported losses and estimated IBNR losses. IBNR losses are estimated based on historical development patterns and one or more of the following: expected average severity and estimated ultimate claims counts, expected pure premium, and expected loss ratios underlying our filed loss cost multipliers.

  •
  Paid Bornhuetter-Ferguson Method—Under this method, ultimate losses are estimated as the sum of cumulative paid losses and estimated unpaid losses. Unpaid losses are estimated based on the expected loss ratios underlying our filed loss cost multipliers, and selected industry development patterns of paid losses.

        The method(s) used vary based on the line of business and the loss event. Considering each of the alternative ultimate estimates, we select an estimate of ultimate loss for each line of business. For Earthquake and "Difference in Conditions" policies, more emphasis is placed on reported methods. For the remainder, a weighted average is selected.

        Loss Adjustment Expenses include all claims adjustment expenses whether internal or external to us. Reserves for loss adjustment expenses are estimated using the following methods:

  •
  For Earthquake and "Difference in Conditions" policies, the ratio of loss adjustment expense to loss from industry data, is applied to the estimated ultimate loss. Estimated ultimate loss adjustment expense is reduced by paid loss adjustment expense to derive the selected loss adjustment expense reserve.

  •
  For other lines of business, the ratio of paid loss adjustment expense to paid loss is applied to the estimated unpaid loss.

        On a quarterly basis, the Chief Executive Officer, President, Chief Financial Officer, Chief Accounting Officer, and Vice President Legal—Compliance & Claims, meet to review the recommendations made by the independent actuarial consultant and use their best judgment to determine the best estimate to be recorded for the reserve for losses and loss adjustment expenses on our balance sheet.

        Our reserves are driven by several important factors, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims' settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business, but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.

        The table below quantifies the impact of potential reserve deviations from our carried reserve at December 31, 2018. We applied sensitivity factors to incurred losses for the three most recent accident years and to the carried reserve for all prior accident years combined. We believe that potential changes such as these would not have a material impact on our liquidity.

					Potential Impact on 2018
			December 31, 2018
		Net Ultimate LLAE Sensitivity Factor
Sensitivity	Accident Year		Net Ultimate Incurred LLAE	Net LLAE Reserve	Pre-tax income	Shareholder's Equity*
	($ in thousands)
Sample increases	2018	5.0%	$8,164	$3,754	$(158)	$(158)
	2017	2.5%	$10,903	$173	$(98)	$(98)
	Prior	1.0%	$9,308	$237	$(93)	$(93)
Sample decreases	2018	–5.0%	$8,164	$3,754	$158	$158
	2017	–2.5%	$10,903	$173	$98	$98
	Prior	–1.0%	$9,308	$237	$93	$93

*
No tax impact due to full valuation allowance in 2017

        The amount by which estimated losses differ from those originally reported for a period is known as "development." Development is unfavorable when the losses ultimately settle for more than the amount reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved, or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.

Gross Ultimate Loss and LAE
(in thousands)
	Calendar Year				Development
Accident Year	2015	2016	2017	2018	2015 to 2016	2016 to 2017	2017 to 2018
Prior	$3,049	$2,835	$2,650	$2,625	$(214)	$(185)	$(25)
2016	N/A	9,431	8,629	8,127	N/A	(802)	(502)
2017	N/A	N/A	31,833	29,183	N/A	N/A	(2,650)
2018	N/A	N/A	N/A	17,667	N/A	N/A	N/A

					$(214)	$(987)	$(3,177)

Net Ultimate Loss and LAE
(in thousands)
	Calendar Year				Development
Accident Year	2015	2016	2017	2018	2015 to 2016	2016 to 2017	2017 to 2018
Prior	$2,685	$2,505	$2,356	$2,334	$(180)	$(149)	$(22)
2016	N/A	7,473	7,490	6,974	N/A	17	(516)
2017	N/A	N/A	12,256	10,903	N/A	N/A	(1,353)
2018	N/A	N/A	N/A	8,165	N/A	N/A	N/A

					$(180)	$(132)	$(1,891)

        During the year ended December 31, 2018, our gross incurred losses for accident years 2017 and prior developed favorably by $3.2 million. This favorable development was due to reported losses emerging at a lower level than expected, primarily in our Specialty Homeowners business. The net favorable development of $1.9 million reflects the effect of our reinsurance program.

        During the year ended December 31, 2017, our gross incurred losses for accident years 2016 and prior developed favorably by $1.0 million. This favorable development was due to reported losses emerging at a lower level than expected, primarily in our Specialty Homeowners business. The net favorable development of $0.1 million reflects the effect of our reinsurance program.

        During the year ended December 31, 2016, our net incurred losses for accident year 2015 developed favorably by $0.2 million. The favorable development was primarily due to reported losses emerging at a lower level than expected, across most lines of business.

        Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting and payment patterns could differ from our expected reporting and payment patterns, which are based on our own data and industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in the results of current operations.

Investment Valuation and Impairment

Fair value measurements

        We invest in a variety of investment grade fixed maturity securities, including U.S. government issues, state government issues, mortgage and asset-backed obligations, and corporate bonds. All of our investments in fixed maturity securities and equity securities are carried at fair value, defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment. Market participants are assumed to be independent, knowledgeable, able and willing to transact an exchange and not acting under duress.

        In our disclosure of the fair value of our investments, we utilize a hierarchy based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Adjustments to transaction prices or quoted market prices may be required in illiquid or disorderly markets in order to estimate fair value. The three levels of the fair value hierarchy are described below:

  Level 1—Unadjusted quoted prices are available in active markets for identical investments as of the reporting date.

  Level 2—Pricing inputs are quoted prices for similar investments in active markets; quoted prices for identical or similar investments in inactive markets; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

  Level 3—Pricing inputs into models are unobservable for the investment. The unobservable inputs require significant management judgment or estimation.

        We use independent pricing sources to obtain the estimated fair values of investments. The fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, the fair value is based on a variety of valuation techniques depending on the type of investment. The fair values obtained from independent pricing sources are reviewed for reasonableness and any discrepancies are investigated for final valuation.

        The fair value of our investments in fixed maturity securities is estimated using relevant inputs, including available market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. An Option Adjusted Spread model is also used to develop prepayment and interest rate scenarios. These fair value measurements are estimated based on observable, objectively verifiable market information rather than market quotes; therefore, these investments are classified and disclosed in Level 2 of the hierarchy.

        The fair value of our investments in equity securities is based on quoted prices available in active markets and classified and disclosed in Level 1 of the hierarchy.

        Investment securities are subject to fluctuations in fair value due to changes in issuer-specific circumstances, such as credit rating, and changes in industry-specific circumstances, such as movements in credit spreads based on the market's perception of industry risks. In addition, fixed maturities are subject to fluctuations in fair value due to changes in interest rates. As a result of these potential fluctuations, it is possible to have significant unrealized gains or losses on a security. Unrealized gains and losses on our fixed maturity securities are included in accumulated other comprehensive income as a separate component of total shareholder's equity. Equity securities are carried at fair value with unrealized gains and losses included as a component of net income on the Company's consolidated statement of income. Prior to 2018, unrealized gains and losses on equity securities were included in accumulated other comprehensive income as a separate component of shareholder's equity.

Impairment

        We review all securities with unrealized losses on a quarterly basis to assess whether the decline in the securities fair value is deemed to be other-than-temporary. This decision requires judgement and we consider the following factors in determining whether declines in the fair value of investments are other-than-temporary:

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  The significance of the decline in fair value compared to the cost basis;

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  The time period during which there has been a significant decline in fair value;

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  Whether the unrealized loss is credit-driven or a result of changes in market interest rates;

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  A fundamental analysis of the business prospects and financial condition of the issuer;

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  For fixed maturity securities, our intent to sell the securities as of each reporting date;

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  If we do not expect to recover the entire amortized cost basis or cost of the investment;

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  For equity securities, the general macro-economic outlook for the underlying economy represented; and

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  For equity securities, our ability and intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value.

        Other-than-temporary declines in fair value of fixed maturity securities are evaluated for amounts considered credit losses by comparing the expected present value of cash flows to be collected to the amortized cost of the security. Once the amount of other-than-temporary impairment ("OTTI") related to the credit loss is determined, the unrealized loss is then bifurcated into the credit-related loss and the loss related to all other factors. The credit-related OTTI loss is recognized as a realized loss in the statement of comprehensive income and the cost basis of the security is reduced. The OTTI related to other factors remain in accumulated other comprehensive income. Other-than-temporary declines in the fair value of equity securities are recorded as realized losses in the consolidated statement of comprehensive income and the cost basis of the security is reduced.

        In our review as of December 31, 2018 and 2017, we determined that, for fixed maturity securities in an unrealized loss position, the unrealized losses were primarily the result of the interest rate environment and not the credit quality of the issuers. None of the fixed maturity securities were determined to be other-than-temporarily impaired; therefore, none of the fixed maturity securities were written down during the respective years.

        In our review as of December 31, 2017, we determined that the unrealized losses of the equity securities lots were considered to be temporary due to the severity of the declines therefore, none of the equity securities were written down, and any remaining unrealized losses of equity securities at that time were recognized to retained earnings upon adoption of ASU 2016-01 on January 1, 2018. See "Note 2—Recent Accounting Pronouncements" in the Notes to Consolidated Financial Statements included in this prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Deferred Income Taxes

        We account for taxes under the asset and liability method, under which we record deferred income taxes as assets or liabilities on our balance sheet to reflect the net tax effect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted tax rates in effect for the years in which such differences are expected to reverse.

        Our deferred tax assets result from temporary differences primarily attributable to unearned premiums and net operating losses. Our deferred tax liabilities result primarily from deferred acquisition costs and unrealized gains in the investment portfolio. On a quarterly basis, we review our deferred tax assets and, if we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized we reduce our deferred tax asset with a valuation allowance. The assessment requires significant judgement.

        We recorded a valuation allowance in 2017 due to 3-year cumulative losses and a large catastrophe event during 2017. We increased the valuation allowance by $0.7 million in 2018. The amount of our deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present.

        On December 22, 2017, the President of the United States signed into law the Tax Act. The legislation significantly changes U.S. tax law by, among other things, lowering corporate income tax rates from 35% to 21%, effective January 1, 2018. U.S. GAAP requires companies to recognize the effect of tax law changes in the period of enactment. We evaluated all available information and made reasonable estimates of the impact of tax reform to substantially all components of our net deferred tax assets as of December 31, 2017. We finalized our accounting for the Tax Act during 2018 with no significant impact to earnings or deferred taxes.

        Our March 2019 U.S. domestication will impact future taxable income and the likelihood of utilizing the existing deferred tax assets.

Recent Accounting Pronouncements

        See "Note 2—Recent Accounting Pronouncements" in the Notes to Consolidated Financial Statements included in this prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Inflation

        We establish our insurance premiums prior to knowing the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in our pricing and our establishing of reserves for losses and loss adjustment expenses. Inflation in excess of the levels we have assumed could cause losses and loss adjustment expenses to be higher than we anticipated.

        Substantial future increases in inflation could also result in future increases in interest rates, which in turn are likely to result in a decline in the market value of the investment portfolio and cause unrealized losses or reductions in total shareholder's equity.

Seasonality

        Our Commercial All Risk, Specialty Homeowners and Hawaii Hurricane businesses expose us to claims from seasonal weather events such as hurricanes and windstorms. The occurrence of such events typically increases between June and November of each year. As a result, we may experience increased losses in our Commercial All Risk, Specialty Homeowners and Hawaii Hurricane lines of business during this period. Our Residential Earthquake and Commercial Earthquake businesses are not subject to seasonality.

INDUSTRY

P&C Industry

        The property and casualty ("P&C") insurance industry provides protection from covered loss events, such as damage to property or liability claims by third parties. Property insurance provides protection against risks to property such as fire, theft, or other physical damages such as those caused by wind. Losses are generally short tailed such that they are usually known, reported and paid within a relatively short period of time after the underlying loss event has occurred. Casualty insurance generally refers to insurance that covers liability for injuries, negligent acts or omissions; casualty losses are generally long tailed, which means that there can be a significant delay between the occurrence of a loss and the time it is settled by the insurer. In addition to the property-casualty distinction, P&C insurance can be broadly classified into personal lines, in which insurance is provided to individuals, and commercial lines, in which insurance is provided to businesses. According to S&P Global, the United States P&C insurance industry generated approximately $643 billion in direct premiums written in 2017, split 53% and 46% respectively between personal lines and commercial lines, with the remaining 1% of premium in accident & health.

        In the United States, P&C insurance products are written in admitted and non-admitted markets. In the admitted market, insurance rates and forms are generally approved by state regulators and coverages tend to be standardized. Carriers are subject to assessments by state insurance departments and are backed by individual state guaranty funds, up to a limit set by the state. The non-admitted market, also known as the E&S or surplus lines market, focuses on harder-to-place risks that most admitted insurers do not underwrite. Agents and brokers generally are only permitted to place business with non-admitted insurers once coverage has been denied in the admitted market from a specified number of admitted carriers. As a result, admitted products are often easier for agents or brokers to sell. For the year ended December 31, 2018, all of our gross written premium came from the sale of admitted insurance products.

Specialty Property Industry

        While no standard definition of the specialty market exists, Standard & Poor's Ratings Services indicates that the following lines of business or exposure profiles exemplify the space: high-hazard or nonstandard insurance, niche market segments and tailored underwriting. Specialty risks can be written by both admitted and non-admitted carriers. Many specialty insurers focus on niches of business that other carriers decline to pursue or do not have the underwriting expertise, distribution relationships or operating capabilities to write on a profitable basis.

        We focus on specialty property insurance markets in the United States that we believe are underserved and mispriced. These markets typically cover damage caused by particular perils including earthquake, wind (including from hurricanes) and flood. We compete in lines of business and states that represented over $20 billion in annual direct premium during 2017. We are currently licensed in 25 states and we have applied for state approval for licenses in 4 additional states which we believe would increase our addressable market by over 50%.

Earthquake

        According to the NAIC, the United States earthquake insurance market generated $2.9 billion of direct premium written in 2017. California is the largest state for earthquake insurance, representing 60.5% of the market. Other markets for earthquake insurance include the Pacific Northwest (Oregon and Washington), Alaska and the New Madrid Seismic Zone (Midwestern states, primarily Illinois, Indiana, Kentucky, Missouri, Ohio and Tennessee).

2017 U.S. Earthquake
Direct Premiums Written
$2.9 billion

        Earthquake insurance generally provides coverages for a dwelling or business, contents, any additional external structures, additional living expenses and business interruption following an earthquake. These products typically do not include coverages for fire following an event, land, vehicles, pre-existing damage, external water damage or masonry. Unlike a homeowners' insurance policy, earthquake insurance is not required by mortgage providers. Traditionally, earthquake insurance coverages have high deductibles, and the pricing is based on broad territorial zones, age of home, construction type, and cost to rebuild. Due to the voluntary nature of the product, high annual cost, and inflexible features, the take-up rate of earthquake insurance is low. In 2017, 13% of homeowners in California carried earthquake insurance, according to the California Department of Insurance. While this rate is low today, we seek to expand the residential earthquake insurance market by attracting homeowners who may not have otherwise purchased earthquake coverage through our lower deductibles, flexible coverage terms and more granular pricing. We also believe that there is the potential for market penetration to increase significantly following an earthquake due to increased consumer awareness.

        California residential property owners have three primary options for buying earthquake insurance: (i) from the California Earthquake Authority ("CEA"), (ii) from specialty insurers such as Palomar or (iii) through "mini-policies" from large standard carriers that also offer homeowners' insurance. In California, state law requires all homeowners insurers to offer their homeowners' policyholders a separate catastrophe residential earthquake policy with statutorily mandated deductibles, coverage limitations and other state-mandated provisions every two years; these policies are often referred to as "mini-policies". Homeowners' insurers may elect to offer mini-policies directly to their customers, or, for carriers that prefer not to underwrite the earthquake risk, the insurers can join the CEA. The CEA is a state managed, privately funded organization that offers California homeowners, condominium owners, mobile home owners and renters basic earthquake coverage. The CEA is funded by its member insurance companies, who upon joining may offer their homeowners policyholders a CEA policy instead of issuing a mini-policy themselves. As of August 2018, CEA participating insurers were responsible for almost 80% of California's residential property insurance, and the CEA accounted for roughly 40% of California's residential earthquake insurance. Outside of California, residential property owners' primary options for buying earthquake insurance are from specialty insurers such as Palomar or through "mini-policies" from large standard carriers that also offer homeowners' insurance.

Wind

        Our Specialty Homeowners products compete in three states (Alabama, Mississippi and Texas) that generated $11.5 billion in total homeowners premium in 2017 according to the NAIC. Premium earned by our Commercial All Risk products is classified by the NAIC as a combination of Allied Lines and Fire premium; we currently operate in seven states (Alabama, Georgia, Louisiana, Mississippi, North Carolina, South Carolina and Texas) that generated $6.2 billion in total premium across these lines of business in 2017. A variety of private and state-managed companies insure risks in the wind-exposed property insurance market and tend to focus on specific geographic zones. The private market is served by a variety of specialty property insurers, E&S insurers and some standard lines carriers. In our target geographies we believe standard carriers often decline applications from these higher-risk wind-exposed zones, and as a result we believe there are few admitted products offered and consequently less competition for mandatory homeowners' insurance and higher limit commercial business. In cases where there is not adequate coverage from the private market, state insurance funds such as Louisiana Citizens Property Insurance Corporation and the Texas Windstorm Insurance Association ("TWIA") provide residual residential coverage for homeowners who cannot buy insurance in the private market. For example, TWIA's primary purpose is to provide an adequate market for windstorm and hail insurance in certain designated portions of the seacoast territory of Texas.

Hawaii Hurricane

        Premium earned by hurricane insurers in the state of Hawaii has been separately classified by the NAIC as Fire premium and as Homeowners premium. These two lines of business generated $450 million of total premium in Hawaii in 2017. A significant hurricane has not made landfall in Hawaii since 1992, at which time Hurricane Iniki caused estimated property damage of over $1.8 billion. After Hurricane Iniki, many insurers left the market. Mortgage providers require hurricane insurance in Hawaii. We believe the retail agents who distribute the product prefer carriers that have "A–" or higher financial strength rating from A.M. Best, creating a tangible opportunity for us given that we offer one of the few products in the market rated by A.M. Best as "A–" or higher.

Flood

        Flood insurance is offered in the private market and in the public market by the NFIP, a federal program in the United States, managed by the Federal Emergency Management Administration ("FEMA"). The NFIP generated $3.0 billion in premiums in 2017, while the private market generated $569 million of total premiums in 2017 according to the NAIC. The NFIP allows property owners in participating communities to buy insurance to protect against flood losses. We believe that the NFIP product is inflexible and in many cases provides insufficient coverage. For example, contents coverage must be purchased separately and the NFIP will only pay for the replacement cost of the damage up to a maximum limit of $250,000. If homeowners require more expansive coverage, they are required to purchase insurance in the private market. The 2017 hurricane season, which caused significant flood damage pushed the NFIP into $20.5 billion of indebtedness as of February 2018. The NFIP was due to expire in September 2017 and was reauthorized for short, additional periods between March 2017 and May 2019 as members of Congress consider potential reform. The NAIC's NFIP reauthorization recommendations for Congress includes encouraging greater growth in the private flood insurance market. Should proposed regulatory changes to the NFIP be enacted, we believe we are well positioned to capture premium that would come into the private market.

 BUSINESS

Who We Are

        We are a rapidly growing and profitable company focused on the provision of specialty property insurance. We focus on certain markets that we believe are underserved by other insurance companies, such as the markets for earthquake, wind and flood insurance. We provide specialty property insurance products in our target markets to both individuals and businesses. We use proprietary data analytics and a modern technology platform to offer our customers flexible products with customized and granular pricing on an admitted basis. We distribute our products through multiple channels, including retail agents, program administrators, wholesale brokers, and in partnership with other insurance companies. Our business strategy is supported by a comprehensive risk transfer program with reinsurance coverage that we believe provides both consistency of earnings and appropriate levels of protection in the event of a major catastrophe. Our management team combines decades of insurance industry experience across specialty underwriting, reinsurance, program administration, distribution, and analytics.

        Founded in 2014, we have significantly grown our business and have generated attractive returns. We have organically increased gross written premiums from $16.6 million for the year ended December 31, 2014, our first year of operations, to $154.9 million for the year ended December 31, 2018, a compound annual growth rate ("CAGR") of approximately 75%. Our return on equity and combined ratio were 20.9% and 71.6%, respectively, for the year ended December 31, 2018. During 2018, we experienced average monthly premium retention rates above 90% for our Residential Earthquake, Residential Flood and Hawaii Hurricane lines and approximately 84% overall across all lines of business, providing strong visibility into future revenue. In February 2014, Palomar Specialty Insurance Company was awarded an "A–" (Excellent) (Outlook Stable) rating from A.M. Best Company ("A.M. Best"), a leading rating agency for the insurance industry. In February 2019, A.M. Best affirmed our "A–" (Excellent) (Outlook Stable) rating for Palomar Specialty Insurance Company and affirmed our "A–" (Excellent) (Outlook Stable) group rating for Palomar Holdings, Inc. This rating reflects A.M. Best's opinion of our financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors.

        We believe that our market opportunity, distinctive products and differentiated business model position us to profitably grow our business.

Our Business

        Our management team founded our company to address unmet needs that we perceived to exist in certain specialty property insurance markets. These markets have primarily been served by either large generalist insurance companies and state-managed entities applying "one-size-fits-all" pricing and policy forms across broad geographies, or excess and surplus ("E&S") companies offering relatively volatile pricing and coverage without the backing of state guaranty funds. We are an admitted insurance company, which means that, unlike our E&S competitors, our rates and policy forms have been approved by the insurance department of each state in which we sell our policies thus providing a further level of security to policyholders through our backing from state guaranty funds. As a result, our products typically have lower taxes and fees. We believe that both our customers and distribution partners prefer the ease of use and security of admitted products with flexible coverages. Additionally, we believe that we can generate superior risk-adjusted returns through underwriting that better reflects our customers' underlying risk through a more granular approach to pricing than what is typically offered by standard carriers. We believe this market acceptance and return potential is evidenced by the fact that we have quickly and profitably grown to be the 6th largest writer of earthquake insurance in the state of California and are experiencing growth and increasing profitability across our other lines of business.

        Our primary lines of business include: Residential Earthquake, Commercial Earthquake, Specialty Homeowners, Commercial All Risk, Hawaii Hurricane, Residential Flood, and REI. We seek to write a diverse mix of business by loss exposure, customer type and geography in order to mitigate the potential impact of any single catastrophe event, reduce our cost of reinsurance, and position us to capitalize on emerging market opportunities. The following table outlines our lines of business and the market opportunities that they address:

Risk	Opportunity	Palomar Lines of Business
Earthquake

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Competitors' products have limited options and are priced in broad territorial zones.

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Residential earthquake is an optional coverage that many homeowners choose not to purchase due to the high price and limited coverage options.

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Commercial earthquake coverage is often offered through the E&S market, which is not backed by state guaranty funds.

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Our Residential and Commercial Earthquake products are priced at a granular level and offer flexible product features.

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Our Residential Earthquake products seek to expand the residential earthquake insurance market by attracting buyers who may not otherwise purchase protection.

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Our products are admitted and backed by state guaranty funds, which we believe makes them easier to sell.

Wind

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Homeowners insurance on a national level is generally highly competitive; however, we believe there are specific markets with attractive return potential that many carriers avoid due to hurricane exposure.

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We identified specific hurricane-exposed geographic markets in the Southeastern United States with limited admitted commercial insurance product offerings due to the perceived risk of windstorms.

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Our Specialty Homeowners products are offered in markets that we identified through detailed analysis of pricing dynamics and historical loss ratios.

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The majority of our Specialty Homeowners premium is generated through a fee-generating 'fronting' arrangement.

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For our Commercial All Risk products, we use detailed technical analysis to identify a subset of target occupancies and developed a proprietary risk pricing methodology that we believe enables us to select and price risk appropriately.

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Our Commercial All Risk policy covers fire and wind damage (wind includes hurricane, tornado, and hail storm).

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Our Commercial All Risk business generates fee income from underwriting on behalf of third parties.

Risk	Opportunity	Palomar Lines of Business
• We currently do not write Florida property business due to what we perceive to be a currently unfavorable pricing and regulatory environment.

Hawaii Hurricane

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There are a limited number of highly rated insurers writing standalone residential hurricane business in Hawaii.

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Coverage is required for homeowners that carry a mortgage for their property in the state.

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Our Hawaii Hurricane products are preferred by local retail agents due to our "A–" rating and our easy to use technology platform.

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Coverage is only provided for named hurricanes, which eliminates our exposure to attritional losses.

Residential Flood

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Flood represents one of the largest sources of property damage in the United States. However, we believe the current private market flood product offerings are scarce and outdated.

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Our primary competitor in this market is the National Flood Insurance Program ("NFIP"), which caps dwelling coverage at $250,000 and prices risks using broad territorial zones.

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Our Flood products offer property coverage up to $5 million and price risk at the specific geocode level.

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Our Flood products also provide broader coverage than the NFIP and have a more streamlined approval process with no required elevation certificate or waiting period.

Real Estate Investor

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There are limited options for small real estate investors to aggregate coverage for multiple properties.

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We created a product that allows investors to expand or contract coverage for multiple properties on a single master policy.

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Our REI program provides property and liability coverage to owners of 1-4 dwelling investment property portfolios.

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Our wholly-owned managing general agent, Prospect General Insurance Agency, administers the program and writes on behalf of capacity provided by syndicates at Lloyd's of London.

        Since our founding, we have made substantial progress diversifying our business by product, market and geography. In 2014, our first year of operations, all of our premiums were related to earthquake insurance. For the year ended December 31, 2018, 67% of our gross written premiums were related to earthquake risk. For the same time period, 77% of our gross written premiums were attributable to residential business and 23% of gross written premiums were attributable to commercial business. For the year ended December 31, 2018, non-earthquake related premiums grew 31% while earthquake related premiums grew 28% versus the prior year. We are currently licensed in 25 states, with California and Texas representing our largest exposures with 53.0% and 21.0% of our gross written premiums for the year ended December 31, 2018, respectively. We have applications for certificates of authority submitted in four states with plans to enter additional states in the future. Our business strategy is to continue diversifying our book of business by extending our geographic reach and expanding our product portfolio. The following charts illustrate our business mix by product, residential versus commercial markets, and geography for the year ended December 31, 2018:

        We employ a highly granular and analytical underwriting process to assess each insurance policy that we write, and we ensure that the risk characteristics of business assumed through our channel partnerships are consistent with our underwriting of direct business. Our systems enable us to underwrite all of our residential business automatically within minutes by leveraging our proprietary modeling techniques to analyze data at the geocode or ZIP code level. For example, our 2016 Residential Earthquake rate and policy form filing with the Washington State Office of the Insurance Commissioner has over 20,000 distinct pricing zones that take into account nuanced regional differences in soil types, liquefaction potential and distance from known faults. In contrast, we believe most competing earthquake insurance rate filings in Washington are based on broad territorial pricing zones across the entire state. In our commercial products, we balance automation with human expertise and controls to underwrite more complex risks. Because the data we collect through our underwriting process is highly granular, we are able to utilize detailed portfolio analytics to actively manage aggregation of policies and to ensure an appropriate dispersion of risks across our full portfolio.

        We purchase a significant amount of reinsurance from a diverse group of third parties which we believe enhances our business by reducing our exposure to potential catastrophe losses and volatility in our underwriting performance. This in turn provides us with greater visibility into our earnings. As of January 1, 2019 our reinsurance program featured excess of loss reinsurance, quota share reinsurance, insurance linked securities, and per risk reinsurance protection from a panel of more than 80 highly rated reinsurers and capital markets investors. Many of our reinsurance contracts have multi-year terms and additional features, such as prepaid reinstatements and expanded coverage windows for catastrophe events, that we believe provide us with significant protection and flexibility should market conditions change. Effective January 1, 2019, we retain $5 million of risk per earthquake and wind event, inclusive of any amounts retained through our Bermuda reinsurance subsidiary, and our reinsurance program currently provides for coverage up to $850 million for earthquake events, subject to customary exclusions, with coverage in excess of our estimated peak zone 1 in 250 year probable maximum loss ("PML") event and of our A.M. Best requirement. Furthermore, our earthquake policies do not provide coverage for fire damage arising from an earthquake. In addition, we maintain reinsurance coverage equivalent or better to 1 in 250 year PML for our other lines.

Our Competitive Strengths

        We believe that our competitive strengths include:

        Focus on capturing market share and expanding underserved markets.    We focus on specialty property insurance markets that we believe are underserved, and where we believe we can capture market share and expand the market to new customers. In our target markets, there are few direct competitors who focus exclusively on specialty property risks. With our specialized knowledge of these risks and our customized products, pricing and risk management, we believe we can better serve these markets than our competitors. Furthermore, we are able to expand our markets by creating products that attract insureds who previously had not obtained coverage. Our focus and expertise have enabled us to rapidly increase our market share; for example, we have grown into the 6th largest writer of earthquake insurance in California. In markets with similar characteristics, we are experiencing growth and increasing profitability across our other lines of business. We believe that our focus on addressing the needs of specialty property markets provides us with a competitive advantage.

        Differentiated products built with the customer in mind.    We have invested significant time and resources into developing what we believe are innovative and unique product offerings to address customer needs within our target markets. Our products generally offer our customers the certainty of admitted insurance products with flexible features that are not typical of standard products in our markets. By offering our customers the ability to choose deductibles and other a la carte coverage options, we believe we have created products that are attractive both to those who have existing coverages with our competitors, and to those who have not historically bought insurance in our target markets. Furthermore, since our products have been approved by individual state regulators and have been supported by proprietary pricing models since inception, we believe that our products are not easily replicable, particularly by existing carriers who would face the burden of gathering data, building new models and revising existing rates and policy forms with regulators. Finally, our policy forms and ratings methodology provide us with significant flexibility to manage coverage options and pricing. During 2018, we experienced average monthly premium retention rates above 90% for our Residential Earthquake, Residential Flood and Hawaii Hurricane lines and 84% overall across all lines of business, providing strong visibility into future revenue.

        Analytically driven, disciplined and scalable underwriting.    Our underwriting approach combines decades of specialty property underwriting experience of our management team with sophisticated, customized modeling tools we have developed that utilize extensive geospatial and actuarial data across all of our lines of business. Our proprietary models enable automated pricing of risks at the geocode or ZIP code level, in contrast to our competitors who we believe use less granular analytics and more manual underwriting processes. For example, we believe that our Commercial All Risk product has the only filing in the admitted market that produces location-level wind pricing, enabling us to price wind risk more accurately than competitors who establish wind pricing at the county or zonal level. Our analytical pricing framework is embedded in all facets of our business and is incorporated into our filings, pricing, underwriting and risk management. We believe that our analytically-driven underwriting approach has been the foundation of our ability to generate attractive risk-adjusted underwriting margins.

        Multi-channel distribution model.    Our open architecture distribution framework allows us to attract and underwrite business from multiple channels. We work with a wide variety of retail agents, program administrators, and wholesale brokers. We serve over 20 insurance companies as a specialty property partner either by issuing companion policies or providing reinsurance for their in-force risks that fit our strict underwriting parameters. The breadth and flexibility of our distribution model allows us to generate premium from many different parts of the insurance ecosystem and to rapidly take advantage of changing market conditions.

        Sophisticated and conservative risk transfer program.    We manage our exposure to catastrophe events through several risk mitigation strategies, including the purchase of reinsurance. We believe that our reinsurance program provides appropriate levels of protection and superior visibility into our earnings. We believe our current reinsurance program provides coverage well in excess of our theoretical losses from any recorded historical event. We regularly model our hypothetical losses from historically significant catastrophes, including the 1906 San Francisco and 1994 Northridge earthquakes. Under our current reinsurance program, should an event equivalent to either of these two events recur, our hypothetical net loss would be capped at our current net retention of $5 million, equivalent to 5.2% of our total shareholder's equity as of December 31, 2018, inclusive of any amounts retained through our Bermuda reinsurance subsidiary. While we only select reinsurers whom we believe to have acceptable credit and a minimum A.M. Best rating of "A–", if our reinsurers are unable to pay the claims for which they are responsible, we ultimately retain primary liability to our policyholders. In addition, at each reinsurance treaty renewal, we consider any plans to change the underlying insurance coverage we offer, our current capital, our risk appetite, and the cost and availability of reinsurance coverage, which may vary from time to time. In addition to the magnitude of coverage, we believe our reinsurance program provides us with significant protection and stability during potential periods of market volatility due to our use of staggered, multi-year contracts, and features such as prepaid reinstatements and expanded coverage windows for catastrophe events and our diverse panel of more than 80 highly-rated reinsurers and capital markets investors. Given that our reinsurance purchases are driven primarily by our peak zone earthquake exposure, as we scale and diversify our book of business into uncorrelated geographies and perils, we have been able to secure multi-peril coverage that reduces the cost of reinsurance per dollar of risk.

        Emphasis on the use of technology and analytics across our business.    As a recently formed insurance company, we have built a proprietary operating platform that employs best practices derived from our management team's extensive prior experience. Our technology platform is not burdened by outdated legacy technology and process which may be utilized by older insurance companies. In building our platform, we have emphasized automated processes that use granular data and analytics consistently across all aspects of our business. Our internally developed Palomar Automated Submission System ("PASS") acts as our interface with retail agents and wholesale brokers. PASS serves as the conduit to our policy administration system that integrates policy issuance, underwriting, billing and portfolio analytics. Our platform enables us to rapidly quote and bind policies via automated processing, and also to run detailed risk-management analytics for internal and external constituents including distribution partners, carrier partners and reinsurers. We believe that this real-time access to data and analytics provides us with an advantage in distributing our products, managing our risk, and purchasing reinsurance.

        Entrepreneurial and highly experienced management team and board.    Our management team is highly qualified, with an average of more than twenty years' of relevant experience in insurance, reinsurance and capital markets. We are led by our Chief Executive Officer, Mac Armstrong, who prior to founding Palomar was President of Arrowhead. Many of our management team members such as Mac Armstrong, Heath Fisher, our President and Co-Founder, and Christopher Uchida, our Chief Financial Officer and Corporate Secretary, have a long history of working together. For example, while at Arrowhead, Mac Armstrong worked closely with Christopher Uchida, who served as Executive Vice President and Chief Accounting Officer. As owners of approximately 7.3% of our outstanding common stock after completion of this offering, we believe our management team has closely aligned interests with our stockholders. Additionally, our Board of Directors is comprised of accomplished industry veterans who bring decades of experience from their prior roles working in insurance and financial services companies.

Our Strategy

        We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns. Our strategy involves:

        Expand our presence in existing markets.    We compete in lines of business and states that represented over $20 billion in total written premiums during 2017. By comparison, we generated $154.9 million of gross written premiums for the year ended December 31, 2018. We believe that our differentiated product offerings will enable us to continue growing in our existing markets by (i) gaining market share from competitors who have less flexible product offerings; (ii) continuing to expand our strong distribution network; and (iii) increasing the total addressable market by providing attractive products to customers who previously elected not to purchase coverage.

        Extend our geographic reach and product portfolio.    We are currently licensed in 25 states that represented over $20 billion in total written premiums during 2017. We have applied for certificates of authority in four additional states that we believe would increase our addressable market by over 50% within our existing product lines alone. In addition, we continue to evaluate additional lines of business that will harness our core competencies and where we believe we can generate attractive risk-adjusted returns. Our research and development efforts are exemplified through the initial growth of our Commercial All Risk and Flood products.

        Maintain our distinctive combination of industry leading profitability and growth.    Our analytically informed risk selection and disciplined underwriting guidelines enable us to identify segments of the market that are both underserved and mispriced. As a result, we are able to generate an attractive underwriting profit through expanding the addressable market and winning market share with our distinctive products. For the year ended December 31, 2018, our return on equity was 20.9%. Additionally, we will look to achieve industry leading combined ratios to ensure we are achieving attractive risk-adjusted returns. As we seek premium growth, we intend to remain disciplined in our pricing, underwriting, and risk management processes, including closely managing our net PML, AAL and spread of risk. We will remain focused on lines of business with attractive pricing dynamics and a favorable risk / return profile, and we will not participate in markets that we believe are commoditized or where our business model cannot add incremental value.

        Maintain a diversified book of business.    We currently write a book of specialty property insurance that is diversified by underlying loss exposure, customer type and geography. Our major product lines and exposures are uncorrelated, such that events contributing to a loss in one line of business are unlikely to generate material losses in our other lines of business. The diversification of our book of business improves our risk-adjusted returns, reduces our reinsurance cost per dollar of premium, insulates us from swings in any single insurance or reinsurance market, and allows us to capitalize on market shifts opportunistically. As we grow, we intend to maintain a diversified book of business to continue to capitalize on these advantages.

        Leverage our underwriting, analytics, and risk transfer acumen to generate fee income.    We generate fee income in multiple ways including: underwriting on behalf of other insurance companies, fronting arrangements, and quota share reinsurance. Our multi-channel distribution model produces attractive business in excess of what we can prudently hold on our own balance sheet. As a result, we have an increasing number of partnerships where we write policies on behalf of other insurance and reinsurance companies who pay us a ceding commission to access the business. We believe these partnerships are an important validation of the intellectual property and expertise we have developed. We also act as a fronting carrier in certain lines of business where we cede substantially all of the risk and earn a fee for providing access to our A.M. Best rated balance sheet and admitted products. We believe this strategy enables us to scale our business more quickly and profitably and provides a growing and valuable fee stream to complement our profitable underwriting operations.

        Continue to purchase conservative reinsurance coverage, while optimizing for risk-adjusted returns.    We believe that protecting our earnings and balance sheet through the use of reinsurance is critical to our business to help ensure that we are able to meet obligations to our policyholders and other constituents, and to generate strong returns for our stockholders. We plan to maintain a conservative, robust reinsurance program to help ensure that we are adequately protected against potential catastrophe losses. Our goal is to protect our earnings, and we constructed our current reinsurance program to mitigate losses and ensure profitability in a severe catastrophe. As we grow, we expect that we will benefit from increased scale and diversification of risk in our business, and we plan to optimize our reinsurance program continuously by adjusting terms, structure, pricing, and participants in an effort to maximize our risk-adjusted returns.

        Strengthen and harness our strong and growing capital base.    The markets we currently serve are capital intensive, and as a recently established entrant, we compete with larger, more longstanding insurers. Nevertheless, we were awarded an "A–" (Excellent) (Outlook Stable) rating from A.M. Best at our formation, which we believe has been a source of competitive differentiation in certain markets where we operate. As we continue to demonstrate profitable underwriting operations and generate additional equity, we believe we will have access to more distribution sources that are typically reluctant to refer business to startup insurance companies. Notably, we believe that surpassing five years of underwriting operations and exceeding $100 million in total shareholder's equity are both important thresholds for potential distribution partners, and meeting these thresholds may enable us to generate business through those partners. We aim to surpass those thresholds in the near term including the use of proceeds from this offering.

        Continue to invest in proprietary technology assets that deepen our competitive advantage.    We believe that the success of our business is centered upon our relentless commitment to apply technology to improve our business. For example, we have dedicated software developers focused on building application programming interfaces ("APIs"), which enable seamless integration into the point of sale systems of our partner carriers and distribution partners. This integration increases the ease of use for our partners, embeds us within their systems, and facilitates real-time sharing of information between our distribution, underwriting, and risk management functions. We will continue to evaluate and invest in proprietary and third-party technology assets, which deepen our competitive advantage, strengthen our operations and improve our returns.

History

        We are an insurance holding company that was originally incorporated under the laws of the Cayman Islands in October 2013. In March 2019, we (i) implemented a domestication pursuant to Section 388 of the Delaware General Corporation Law and Section 206 of the Companies Law (2018 Revision), as amended, of the Cayman Islands pursuant to which we became a Delaware corporation and no longer subject to the laws of the Cayman Islands, (ii) modified the Class P units and Plan as described below, (iii) effected a 17,000,000 for one forward stock split and (iv) caused our then-sole shareholder, GC Palomar Investor LP, to distribute all of the post-split shares of our common stock to its various partners and other interest holders, including to Genstar Capital and its affiliates. We collectively refer to these transactions as the "domestication transactions." In March 2019, we made a one-time cash distribution totaling approximately $5.1 million to GC Palomar Investor LP enabling it to distribute funds to its partners, including Genstar Capital, in order to allow such partners to satisfy tax obligations incurred as a result of the domestication transactions. Additionally, on March 15, 2019, the 2014 Management Incentive Plan was modified by eliminating the requirement of a liquidity event to occur for the holders of its Class P units to realize value. All Class P units were modified such that the vesting of each Class P unit holder's awards was accelerated and their Class P distribution percentages were determined. This modification resulted in a stock compensation charge and corresponding increase to additional paid-in capital of $23.0 million for the quarter ended March 31, 2019.

        Our primary operating subsidiary, Palomar Specialty Insurance Company, is an insurance company domiciled in the state of Oregon and is an admitted insurer licensed to write business in 25 states as of January 3, 2019. Palomar Specialty Insurance Company was formed in February 2014 and was initially capitalized with $75 million of capital invested by Genstar Capital, a private equity firm with a focus on the financial services sector, as well as our management team. In August 2014, we incorporated Palomar Specialty Reinsurance Company Bermuda Ltd., a Bermuda-based reinsurance subsidiary that provides reinsurance support exclusively to Palomar Specialty Insurance Company and that benefits from the favorable operating environment for reinsurers domiciled in Bermuda. In August 2015, we incorporated Prospect General Insurance Agency, Inc., a managing general agency formed to underwrite specialty insurance products on behalf of third party insurance companies.

        Palomar Specialty Insurance Company was awarded an "A–" (Excellent) (Outlook Stable) financial strength rating from A.M. Best in February 2014. In February 2019, A.M. Best affirmed the "A–" (Excellent) (Outlook Stable) rating for Palomar Specialty Insurance Company and affirmed the "A–" (Excellent) (Outlook Stable) group rating for Palomar Holdings, Inc. This rating reflects A.M. Best's opinion of our financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors.

Our Structure

        The chart below displays our corporate structure to be in effect prior to completion of this offering:

Our Products

        We provide personal and commercial specialty property insurance products in our target markets. We believe that our core markets within the specialty property sector have primarily been served by either large generalist insurance companies and state-managed entities that apply "one-size-fits-all" pricing and policy forms across broad geographies, or E&S companies that offer volatile pricing and coverage without the backing of state guaranty funds. With the goal of giving customers better options, we designed an analytical framework to create flexible, admitted products with innovative coverages and pricing that we believe better reflects the underlying risk. Using this framework, we initially introduced residential and commercial earthquake products in 2014 and have subsequently expanded our product portfolio to cover multiple specialty property risks in several regions of the United States. We have grown our business by entering markets that demonstrated one or more of the following attributes: (i) have loss characteristics, including limited attritional losses, similar to our initial earthquake product, (ii) can benefit from our technology platform, data analytics and customer centric products, and/or (iii) allow us to leverage our existing underwriting talent, reinsurance expertise and distribution relationships.

        Our insurance product offerings include Residential and Commercial Earthquake, Specialty Homeowners, Commercial All-Risk, Hawaii Hurricane, Residential Flood and Real Estate Investor. In addition, we are currently developing Builder's Risk and Inland Marine insurance products to address markets in which we believe we can offer distinctive products and generate attractive underwriting results. We aim to develop a diversified portfolio with exposure spread across geographic regions with limited correlation. Our largest exposure remains in the state of California and we have expanded to address the insurance needs in the New Madrid Seismic zone in the Midwestern United States, wind-exposed markets in the southeastern United States and the hurricane market in the state of Hawaii. We tailor our risk participation to optimize our returns depending on the conditions of specific markets; this approach includes utilizing a fronting arrangement in the state of Texas. In total, we are licensed in 25 total states and, including our REI offering, we have active policies in 37 total states. The following table shows our gross written premium for Palomar Specialty Insurance Company, our U.S. insurance subsidiary, by state for the years ended December 31, 2018, 2017 and 2016.

	Year Ended December 31,
	2018	% of Total	2017	% of Total	2016	% of Total
	($ in thousands)
Gross written premiums by state:
California	$82,119	53.0%	$64,231	53.4%	$44,999	54.7%
Texas	32,568	21.0%	29,273	24.4%	25,286	30.7%
Hawaii	8,128	5.2%	5,323	4.4%	2,872	3.5%
Washington	5,658	3.7%	2,803	2.3%	1,513	1.8%
Oregon	5,286	3.4%	4,250	3.6%	3,278	4.0%
Illinois	4,403	2.8%	4,854	4.0%	332	0.4%
South Carolina	3,208	2.1%	1,706	1.4%	674	0.8%
Oklahoma	1,261	0.8%	1,302	1.1%	1,030	1.3%
All other states	12,260	8.0%	6,492	5.4%	2,303	2.8%

	$154,891	100%	$120,234	100.0%	$82,287	100.0%

        We believe that maintaining a balanced book of residential and commercial business is beneficial. For example, while our Residential Earthquake products experience higher premium retention rates, our Commercial Earthquake products provide more flexibility on pricing, which enables us to increase premium rates more quickly when market conditions accommodate price increases. As of December 31, 2018, 77% of our gross written premium consisted of residential business and 23% of gross written premium consisted of commercial business. The following table shows gross written premium by product line for the years ended December 31, 2018, 2017 and 2016.

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Gross written premiums by product:
Residential Earthquake	$81,679	$57,328	$32,662
Specialty Homeowners	27,680	26,516	24,389
Commercial Earthquake	20,946	23,079	20,580
Commercial All Risk	14,338	7,321	1,784
Hawaii Hurricane	8,128	5,323	2,872
Residential Flood	2,120	667	—

Total	$154,891	$120,234	$82,287

  Residential Earthquake

        We offer Residential Earthquake products on an admitted basis in 17 states primarily under the brand names Value Select and Flex Choice. Our products insure against damage to the home, contents and any appurtenant structures and reimburse for temporary housing costs in the event of an earthquake. We design our products to provide agents and policyholders with coverage flexibility, including a full range of deductible options and the ability to tailor limits to a customer's individual preferences. We aim to sell our products to buyers who may not have previously purchased earthquake coverage. We believe that our pricing model is a distinctive feature of our product offering. Using data from industry-leading catastrophe models we are able to evaluate and accurately price exposures at the ZIP code or geocode level based on characteristics particular to the risk. For example, we believe competing earthquake insurance products in California are commonly based on broad territorial pricing zones that do not take into account regional differences in soil types, liquefaction potential and include little price differentiation between risks with varying proximity to known faults. Our ability to divide geographies into highly resolute grids, or ZIP codes, and price according to more detailed information relating to the exposure allows us to obtain a more appropriate rate for the risk, and often allows us to offer rate relief, particularly in low risk areas that historically have low earthquake insurance penetration. We write policy limits up to $15 million; all policies involve automated underwriting and policies under $5 million in limit are issued via automated processing.

  Commercial Earthquake

        We offer Commercial Earthquake products, commonly known as "Difference in Conditions" policies, on an admitted basis in 16 states. Our Commercial Earthquake products focus on providing coverage for benign commercial risks where the business interruption exposure is typically less than 15% of the total insured value ("TIV"). We attempt to avoid risks where the contents are hard to value or represent a disproportionate percentage of the value. We write policy limits up to $25 million with the ability to serve larger accounts through the use of facultative reinsurance. We believe we occupy a unique position in the market as we are one of a select group of admitted carriers that price risk at the location level. Furthermore our approved rate and form filings provide us with the requisite pricing and coverage flexibility to compete with E&S carriers.

  Specialty Homeowners

        Our Specialty Homeowners product provides admitted insurance coverage to homeowners in wind-exposed coastal regions. We sell homeowners coverage through our distribution partners in certain counties in Texas, Alabama and Mississippi. We believe that the homeowners insurance market on a national level is highly competitive but that there are specific geographic markets with attractive return potential that many insurance companies avoid due to windstorm exposure. For example, our Texas program focuses on counties that face lower frequency windstorm exposure rather than higher frequency exposure to tornado and hail perils experienced by inland counties. Similarly, our programs in Alabama and Mississippi target newer construction in areas no closer than half a mile from the coast, which we believe optimizes the catastrophe premium we are able to price into the risk while minimizing the relative exposure. The majority of our Specialty Homeowners gross written premium is generated through fronting arrangements where we originate, underwrite and issue polices and then transfer the underlying risk to third parties in exchange for fee income.

  Commercial All Risk

        We offer Commercial All Risk insurance on an admitted basis in Alabama, Georgia, Louisiana, Mississippi, North Carolina, South Carolina and Texas. The All Risk policy covers the perils of fire and wind, with wind including hurricane, tornado, and hail storm. For an additional premium the policy can include the peril of earthquake. We believe we occupy a unique position in the market as an admitted carrier with the ability to generate location level pricing informed by windstorm exposure. We write policy limits up to $25 million for occupancy types including homeowner's associations, strip malls, hotels, motels and office buildings.

  Hawaii Hurricane

        We provide admitted residential property coverage for named hurricanes in the state of Hawaii. This is a required coverage for homeowners that carry a mortgage on their properties in the state. Similar to our residential earthquake product, insureds have the ability to tailor limits to their preferences. The policies we write only trigger coverage if wind damage occurs while the insured risk is in a county that is under a hurricane watch or warning as deemed by the Pacific division of the National Weather Service. Coverage only remains in effect for a period of 72 hours after the hurricane watch or warning expires. Therefore, there is no exposure to attritional losses with this product. We believe our products are preferred by local retail agents due to our "A–" (Excellent) (Outlook Stable) rating by A.M. Best. We write policy limits up to $15 million; all policies involve automated underwriting and policies under $5 million in limit are issued via automated processing.

  Residential Flood

        We provide admitted residential flood products under the Flood Guard brand in Arizona, California, Hawaii, Illinois, Indiana, Nevada, Oklahoma, Oregon, Pennsylvania, South Carolina and Utah. Our products primarily compete against those of the NFIP, which caps dwelling coverage at $250,000 and prices risk using broadly defined zones. We offer higher limits than the NFIP and price risk at the specific geocode level having developed detailed granular models of all current markets in partnership with a leading national catastrophe modeling agency. Furthermore, due to our proprietary pricing grid models we eliminate the need for a waiting period or an elevation certificate prior to binding and issuance of policies. We write policy limits up to $5 million, all of which involve automated underwriting and are issued via automated processing. Should proposed regulatory changes to the NFIP be enacted, we believe we are well positioned to capture premium that would come into the private market.

  Real Estate Investor

        Our REI program provides property and liability coverage on an E&S basis to owners of 1-4 dwelling investment property portfolios and is administered through our affiliated managing general agent, Prospect General Insurance Agency, an Approved Coverholder at Lloyd's of London with delegated authority to write business on behalf of capacity provided by syndicates at Lloyd's of London. While we generate commission and fee income from the sale of REI products, we do not retain any of the underlying risk of losses incurred by those policies. As of December 31, 2018, we have written policies in 30 states and are licensed to write in all 50 states. We write policy limits up to $2 million.

Premium Retention Rates

        Our products demonstrate strong renewal rate trends, which we believe are an indication of the distinctive value we provide to insureds and which provide visibility into future earned premium. The following table shows our renewal retention by policy for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
Average monthly premium retention by product(1):
Residential Earthquake	93%	92%
Commercial Earthquake	74%	80%
Specialty Homeowners	72%	72%
Commercial All Risk	81%	79%
Hawaii Hurricane	100%	92%
Residential Flood	97%	N/A
Real Estate Investor	92%	101%

(1)
All Risk, REI products reflect partial year data given inception date of programs. Residential Flood excluded from 2017 due to lack of renewal data for that year.

Marketing and Distribution

        We market and distribute our products through a multi-channel, open architecture distribution model which includes retail agents, wholesale brokers, program administrators and carrier partnerships. We have well-defined underwriting criteria and have designed our distribution model to access our targeted risks through what we believe to be the most efficient channels.

        Retail Agents:    We primarily distribute our residential and REI products through retail agents. We believe that retail agents are an important pillar of our distribution model due to the high retention rates and rate stability that we are able to achieve with policies sold through this channel. We believe this outcome is a result of the distinctive offering we provide agents in the form of admitted, flexible products that are preferred by end consumers and are easier for agents to sell than E&S alternatives. In many cases, we provide agents with direct access to our policy management system that enables them to quote, bind and issue policies in a matter of minutes. We believe this ease of use and quick speed-to-quote serves as a competitive advantage.

        Wholesale Brokers:    We distribute our Commercial Earthquake, Commercial All Risk and REI products primarily through wholesale brokers. Wholesale brokers are an important channel for commercial property insurance products as they control much of the premium in these segments. We select wholesale brokers based on our management's review of their experience, knowledge and business plan. We target brokers with the experience to serve our target markets and with business plans consistent with our strategy and underwriting objectives. Brokers must demonstrate an ability to produce both the quality and quantity of business that we seek. To assist with this goal, our underwriters regularly visit with brokers to market and discuss the products we offer. We terminate brokers who are unable to produce consistently profitable business or who produce unacceptably low volumes of business.

        Program Administrators:    Within the earthquake and Specialty Homeowners market segments, we partner with select program administrators in order to harness the efficiency and scale of their existing marketing and distribution infrastructures. Generally, policies bound by our program administrators are pre-underwritten using our pricing models which have been programmed into the policy administration system of each partner. For business that is not automatically underwritten, we set strict underwriting guidelines to which our partners must adhere. We audit the underwriting, systems, financial strength and reporting capabilities of all of our program administrators on a regular basis. For our Value Select Residential Earthquake products, we have a mutually exclusive program administrator agreement with Arrowhead for the states of California, Oregon and Washington. Under this agreement, which accounts for $65.6 million of our gross written premiums for the year ended December 31, 2018, we conduct product development and underwriting while our program administrator manages a base of over 1,000 retail agents who individually bind policies through PASS or an internal system which automatically applies our pricing and underwriting guidelines to new policies, and is subjected to our disciplined risk management. The fees payable by us to Arrowhead under the agreement are based upon our premiums written in each state. The agreement remains in effect until terminated by either party upon 180 days' prior written notice to the other party for cause. Our Specialty Homeowner products are sold in Texas, Alabama and Mississippi through program administrators with local expertise in their respective markets. Our program administrators participate in the economics of produced business through risk sharing agreements, which we believe strengthens the alignment of interests toward generating underwriting profit.

        Carrier Partnerships:    Given our unique specialty property focus and underwriting expertise, we are a carrier of choice for other insurance companies seeking a specialty property insurance partner in order to transfer certain classes of risk, satisfy insurance department mandatory offer requirements or provide a more comprehensive risk solution to their customers. As of December 31, 2018, we had partnerships with over twenty insurance companies. Several carriers invite us to provide a companion offer for residential earthquake insurance alongside their homeowners' insurance policy offerings. Other carriers will direct their captive agents to our online system so that they may quote, bind and issue policies directly. Finally, we offer assumed reinsurance arrangements to carriers whereby we assume up to 100% of the underlying risk for specific classes of business, typically Residential Earthquake, in exchange for a ceding commission. Our assumed reinsurance treaties represent risks that we would ordinarily underwrite on a primary basis and that fit well within our risk tolerance, however, the cedant either (i) has already written these policies or (ii) the cedant wants to issue the policies on their paper but not retain any of the risk and as such prefers an assumed reinsurance partnership. We believe that our carrier partnerships with sophisticated industry participants speak to the value and quality of our products, service offering and systems. Furthermore, carrier partnerships are a highly scalable distribution model as they enable us to tap into a sizable customer base and to quickly build scale in new markets. With all partnerships, we review pricing at the policy level to ensure that the risk characteristics of both new and assumed business are consistent with our underwriting of direct business.

Underwriting

        Our underwriting team combines comprehensive data analysis with experienced underwriting techniques to build a profitable, stable and diversified book of business. Our underwriting process involves securing an adequate level of underwriting information, classifying and evaluating each individual risk exposure, assessing the impact of the risk upon our existing portfolio, and pricing the risk accordingly. Our overarching underwriting philosophy is 'to write what we know'; therefore, our underwriters tend to avoid exposures that are overly complex or cannot easily be recognized from a photograph. This straightforward approach allows our underwriters to focus on business they understand and can process quickly without sacrificing diligence and attention to detail.

        We develop our underwriting guidelines and pricing models through traditional underwriting metrics, management experience, and advanced data analytics that allow us to assess information about construction type, contingent exposure, location, occupancy type and size and granularly rate exposure at the ZIP code or geocode level. We access data for our pricing models provided from multiple leading risk modeling vendors, and use our information from proprietary extensions of catastrophe models to assist in evaluating soil types, proximity to faults, and loss estimates in the form of modeled marginal impact, AAL and PML. This analytical underwriting framework enables us to offer rate relief in low risk areas and to accurately price locations that are at higher risk.

        Residential policies are issued via automated underwriting and account for approximately 77% of our gross written premium for the year ended December 31, 2018. Using our predefined underwriting guidelines, distribution partners can rapidly quote and bind accounts under $5 million in limit via automated processing. We believe that automated underwriting improves efficiency, reduces errors, and enhances the customer experience.

        Since our commercial lines products do not lend themselves to highly automated underwriting, we use our customized operating platform to evaluate individual risk and to quote business efficiently. We regularly audit data gathered during our underwriting process to determine the accuracy of rating information and risk pricing. For example, we often inspect properties as part of our underwriting process to discover any unrepaired damage and identify any other conditions that affect the insurability of the property. Additionally, we continue to assess the use of new technology enabled tools to assist us with inspections as well as other components of the underwriting process.

        Ongoing risk management of our portfolio in aggregate is a critical component of our underwriting process. We use third-party catastrophe modeling software to evaluate our ongoing risk exposure. We regularly review the output of these models to evaluate the geographic spread of our risk, including the evaluation of AAL and PML by line of business and for the portfolio as a whole. This review enables us to optimize the design and pricing of our reinsurance program including the purchase of appropriate reinsurance coverage.

Claims Management

        Given the low frequency nature of the perils that we insure, we outsource our claims handling infrastructure to eliminate the expense associated with maintaining full time dedicated claims personnel. We currently contract with four TPAs to reduce our reliance on any single TPA, as well as to benefit from expertise of individual vendors in specific lines of business. Our management team, led by our Vice President of Legal, Compliance and Claims, is responsible for overseeing our TPAs, including the management of loss reserves, event preparation, settlement, arbitration, and mediation. Claims are reported directly to us and the applicable TPA, which adheres to agreed upon service level standards.

        In the case of a catastrophe event, our technology infrastructure and data analytics enable us quickly to identify potentially affected policies and begin assisting our customers by notifying our TPAs, our reinsurance partners and other potentially impacted parties. A network of TPAs improves our ability immediately to mobilize claims adjusters to the areas where our customers are most affected and helps insulate us from the "demand surge" following a catastrophe event. In order to prepare for a potential catastrophe event, we run simulations and work closely with our TPAs to ensure there are dedicated desk and field adjusters to handle the volume of claims that would be expected in each loss scenario. Using each earthquake and hurricane scenario, we project losses and identify an individualized and optimal catastrophe response plan for each event.

        We audit claims files, such as field reports, case reserves and service level standards on a frequent basis, as well as make claims decisions and monitor litigation, which we do by directly accessing each TPA's claims management system. Additionally, we have implemented certain managerial requirements including notification, reserve approval, payment management, correspondence with insureds, and reports for all claims in excess of the claims analyst's authority.

Reinsurance

        We purchase a significant amount of reinsurance from third parties that we believe enhances our business by reducing our exposure to potential catastrophe losses, limiting volatility in our underwriting performance, and providing us with greater visibility into our future earnings. Reinsurance involves transferring, or ceding, a portion of our risk exposure on policies that we write to another insurer, the reinsurer, in exchange for a premium. To the extent that our reinsurers are unable to meet the obligations they assume under our reinsurance agreements, we remain liable for the entire insured loss See "Risk Factors—Risks Related to Our Business and Industry—We may be unable to purchase third-party reinsurance or otherwise expand our catastrophe coverage in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and this inability may materially adversely affect our business, financial condition and results of operations."

        We use treaty reinsurance and, on a limited basis, facultative reinsurance coverage. Treaty coverage refers to a reinsurance contract that is applied to a group or class of business where all the risks written meet the criteria for that class. Our treaty reinsurance program primarily consists of catastrophe XOL, in which the reinsurer(s) agree to assume all or a portion of the ceding company's losses relating to a group of policies occurring in relation to specified events, subject to customary exclusions, in excess of a specified amount. Additionally, we buy program specific reinsurance coverage for specific lines of business on a quota share, property per risk or a facultative basis. In quota share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company's losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission. Property per risk coverage is similar to catastrophe excess of loss except that the treaty applies in individual property losses rather than in the aggregate for all claims associated with a single catastrophic loss occurrence. Facultative coverage refers to a reinsurance contract on individual risks as opposed to a group or class of business. We use facultative reinsurance selectively to supplement limits or to cover risks or perils excluded from other reinsurance contracts.

        We have a robust program utilizing a mix of traditional reinsurers and insurance linked securities. As of January 1, 2019, we purchased reinsurance from over 80 reinsurers, who either have an "A–" (Excellent) (Outlook Stable) or better financial strength rating by A.M. Best or post collateral. Our reinsurance contracts include special termination provisions that allow us to cancel and replace any participating reinsurer that is downgraded below a rating of "A–" (Excellent) (Outlook Stable) from A.M. Best, or whose surplus drops by more than 20%. Torrey Pines Re Ltd., the special purpose insurer established in Bermuda, comprises $166 million or 19.4% of total catastrophe XOL limit we have in effect. Torrey Pines Re Ltd. was funded by over 25 different investors, with the largest investor representing less than 3% of our total catastrophe XOL reinsurance limit. Our largest single XOL reinsurer comprises 6.1% of total reinsurance limit we purchased. In addition to ceding risk to traditional reinsurers, we purchase collateralized limit from the insurance linked securities ("ILS") market. For more information regarding our largest reinsurers, see page F-28 to the consolidated financial statements within Note 8, Financial Statements and Supplementary Data. The table below reflects the ratings of our largest consolidated reinsurers.

Reinsurer Ratings	A.M. Best	S&P
Torrey Pines Re Ltd 2017-1	NR	NR
Renaissance Reinsurance Ltd.	A+u	A+
Lloyd's # 1084—Chaucer Syndicates Ltd	A	A+
Lancashire Insurance Company Ltd(1)	A	A–
Houston Casualty Company	A++	AA–
Lloyd's # 0033—Hiscox Syndicates Ltd	A s	A+
Hiscox Insurance Company Bermuda Ltd(2)	A	A
Lloyd's # 2791—Managing Agency Partners Ltd	A	A+
Fidelis Insurance Bermuda Ltd	A–	NR
AXIS Specialty Ltd	A+	A+

(1)
Lancashire Holdings Limited participates in our reinsurance program through two of its subsidiaries: Lancashire Insurance Company Ltd. and Cathedral Underwriting Limited Syndicate #2010. This rating reflects the rating for Lancashire Insurance Company Ltd.

(2)
Hiscox Group participates in our reinsurance program through two of its subsidiaries: Hiscox Insurance Company Bermuda Ltd. and Hiscox Syndicate 33 at Lloyd's. This rating reflects the rating for Hiscox Insurance Company Bermuda Ltd.

Catastrophe XOL Reinsurance Coverage

        Effective January 1, 2019, we retain $5 million of risk per earthquake and wind event, inclusive of any amounts retained through our Bermuda reinsurance subsidiary, and our reinsurance program currently provides for coverage up to $850 million for earthquake events, subject to customary exclusions, with coverage in excess of our estimated peak zone 1 in 250 year probable maximum loss ("PML") event and in excess of our A.M. Best requirement. In addition, we maintain reinsurance coverage equivalent to or better than the 1 in 250 year PML for our other lines. As of December 31, 2018, our first event retention represented 5.2% of our shareholder's equity. In the event of a catastrophe that impacts our reinsurance contracts, our contracts primarily include the right to pay additional premium to reinstate reinsurance limits for potential future recoveries during the same contract year and preserve our limit for subsequent events. This payment for subsequent event coverage is known as a "reinstatement".

        To mitigate potential volatility in reinsurance market conditions, we purchase XOL reinsurance coverage at two different renewals during the year, on January 1st and on June 1st. Additionally, we divide our catastrophe XOL treaty into multiple layers and place many of the layers on alternating

24 month contracts. At each reinsurance treaty renewal, we consider any plans to change the underlying insurance coverage we offer, our current capital, our risk appetite, and the cost and availability of reinsurance coverage.

        In May 2017 we completed our first ILS transaction with the successful close of a $166 million 144A catastrophe bond completed through Torrey Pines Re Ltd, a special purpose insurer established solely for our benefit in Bermuda. Torrey Pines Re provides fully collateralized protection over a three-year risk period, which we believe enhances the overall security and stability of our reinsurance program. Torrey Pines Re is subject to an annual reset mechanism that determines the attachment point of the coverage. This may fluctuate from year to year which could result in a gap in coverage.

        To assess the sufficiency of our catastrophe XOL reinsurance coverage, we continuously quantify our exposure to catastrophes including earthquakes, hurricanes, tornadoes and hail storms. We evaluate and monitor the total policy limit insured for each peril and in each geographic region, and we use third-party catastrophe models to evaluate the AAL as well as the estimated PML at various intervals. Our PML modeling is consistent with standards established by A.M. Best and includes "demand surge," and loss amplification. To protect against model bias, we perform probabilistic modeling as well as deterministic modeling using a variety of industry models including AIR Touchstone for all perils and regions, RMS RiskLink for all perils and regions, and EQECAT RQE for earthquake across all regions. We believe our current reinsurance program provides coverage well in excess of our theoretical losses from any recorded historical event. This coverage includes events such as the 1906 San Francisco and 1994 Northridge earthquakes. Under our current reinsurance program, because the PML for each of the historical events is less than $850 million, the amount covered by our current reinsurance program, should an event equivalent to either of these two events or other historical events recur, our hypothetical net loss would be capped at our current net retention of $5 million as demonstrated in the following table:

Historical Event	12/31/18 modeled PML
($ millions)
CA 1906 San Francisco M7.8	$523
CA 1994 Northridge M6.7	517
CA 1971 San Fernando M6.7	279
NM 1811-12 sequence M7.8	218
CA 1868 Hayward M7.0	196
CA 1857 Fort Tejon M7.9	116
NW 1949 Puget Sound M7.1	94
CA 1933 Long Beach M6.4	93

        While we only select reinsurers whom we believe to have acceptable credit and a minimum A.M. Best rating of "A–", if our reinsurers are unable to pay the claims for which they are responsible, we ultimately retain primary liability to our policyholders. In addition, at each reinsurance treaty renewal, we consider any plans to change the underlying insurance coverage we offer, our current capital, our risk appetite, and the cost and availability of reinsurance coverage, which may vary from time to time.

Catastrophe XOL Treaty Summary

        Our catastrophe XOL treaty as of January 1, 2019 is summarized below:

        Peril Specific Buy-down Layer.    We have purchased coverage for $10 million of losses and loss adjustment expenses ("LAE") in excess of our $5 million retention through two separate placements: a wind-only layer with a prepaid reinstatement and an earthquake-only layer that does not include a reinstatement feature. Both placements expire on June 1, 2019.

        Layers 1-3.    We have purchased coverage for $115 million of losses and LAE in excess of $15 million, placed in three distinct horizontal layers that are each divided evenly across two distinct two-year contracts. Our Contract A, which provides coverage for 49% of losses and loss adjustment expenses, expires on January 1, 2020 while our Contract B, which provides coverage for 51% of losses and loss adjustment expenses, expires on January 1, 2021. Should the aggregate limit available for recovery under these layers be exhausted due to multiple events, unused limit from our Torrey Pines Re catastrophe bond would 'drop down' and provide coverage for subsequent events.

        Layer 4.    Contracts A and B each provides coverage for 22.5% of $100 million of losses and LAE in excess of $130 million. Fifty-five percent of the coverage for losses of this magnitude is provided by our Torrey Pines Re catastrophe bond which expires on June 1, 2020. Our Contract A expires on January 1, 2020 while our Contract B expires on January 1, 2021.

        Layer 5.    We have purchased coverage for 45.45% of $121 million of losses and LAE in excess of $230 million through a placement that expires on June 1, 2019. Fifty-four and fifty-four thousandths percent of the coverage for earthquake losses of this magnitude is provided by our Torrey Pines Re catastrophe bond which expires on June 1, 2020.

        Layer 6.    We have purchased coverage for 70% of $150 million of losses and LAE in excess of $351 million through a placement that expires on June 1, 2019. Thirty percent of the coverage for earthquake losses of this magnitude is provided by our Torrey Pines Re catastrophe bond which expires on June 1, 2020.

        Layer 7.    We have purchased coverage for $49 million of losses and LAE in excess of $501 million through a placement that expires on June 1, 2019. Should the collateral of our Torrey Pines Re catastrophe bond be exhausted by a prior event, any unused limit from Layer 7 would 'drop down' to cover $49 million of otherwise recoverable loss and LAE in excess of $130 million. In the event this layer experiences losses, we have purchased the reinstatement of any exhausted limit for a specified amount.

        Layer 8.    We have purchased coverage for $75 million of losses and LAE in excess of $550 million through a placement that expires on June 1, 2019. Should the collateral of our Torrey Pines Re catastrophe bond be exhausted by a prior event, any unused limit from Layer 8 would 'drop down' to cover $75 million of otherwise recoverable losses and LAE in excess of $130 million. In the event this layer experiences losses, we have purchased the reinstatement of any exhausted limit for a specified amount.

        Layer 9.    We have purchased coverage for $115 million of losses and LAE in excess of $625 million through a placement that expires on January 1, 2020. Should the collateral of our Torrey Pines Re catastrophe bond be exhausted by a prior event, any unused limit from Layer 9 would 'drop down' to cover $115 million of otherwise recoverable losses and LAE in excess of $130 million. In the event this layer experiences losses, we have purchased the reinstatement of any exhausted limit for a specified amount.

        Layers 10-12.    We have purchased coverage for $110 million of earthquake losses and LAE in excess of $740 million through three placements that expire on January 1, 2020.

        For subsequent catastrophe events, our total available coverage depends on the magnitude of the first event, as we may have coverage remaining from layers that were not previously fully exhausted.

We also have provisions that cover the reinstatement of Layers 1-9 at no additional expense to the Company.

$850mm
Layer 12
1/1/19 – 1/1/20
$50mm xs $800mm, EQ Only
$800mm
Layer 11
1/1/19 – 1/1/20
$50mm xs $750mm, EQ Only
$750mm
Layer 10
1/1/19 – 1/1/20
$10mm xs $740mm, EQ Only
$740 mm
Layer 9
1/1/19 – 1/1/20
$115mm xs $625mm, All Perils w/ cascading feature
$625mm
Layer 8
1/1/18 – 6/1/19
$75mm xs $550mm, All Perils w/ cascading feature
$550mm
Layer 7
6/1/18 – 6/1/19
$49mm xs $501mm, All Perils w/ cascading feature
$501mm
Layer 6
6/1/18 – 6/1/19
70% of
$150mm xs $351mm
All Perils
6/1/17 – 6/1/20
CAT Bond A
$45mm xs
$16.1mm
EQ Only
(xs L1 – L6)
$351mm
Layer 5
6/1/18 – 6/1/19
45.45% of
$121mm xs $230mm
All Perils
6/1/17 – 6/1/20
CAT Bond Class B
$66mm xs $16mm
EQ Only (xs L1 – L5)
$230mm
Layer 4
Contract A
22.5% of
$100mm xs
$130mm
1/1/18 –
1/1/20
Contract B
22.5% of
$100mm xs
$130mm
1/1/19 –
1/1/21
6/1/17 – 6/1/20
CAT Bond Class C
$55mm xs $15mm
EQ, NS, SCS (xs L1 – L4)
$130mm
Layers 1-3
Contract A
49% of $115mm xs
$15mm
1/1/18 – 1/1/20
All Perils
Contract B
51% of $115mm xs
$15mm
1/1/19 – 1/1/21
All Perils
$15mm
Peril Specific Buy-down Layer ($10mm xs $5mm)
$5mm
$5mm Retention (All Perils)

Program Specific Reinsurance Coverage

        In addition to our catastrophe XOL coverage, we purchase reinsurance for specific programs in order to control our net exposure for any single risk, manage our exposure to attritional loss and improve our economics through ceding a portion of the risk to reinsurers in exchange for a ceding commission.

        Residential and Commercial Earthquake.    To reduce our exposure in our peak zone and the overall cost of our catastrophe XOL coverage, we have quota share agreements with reinsurers in which we cede a portion of our California, Oregon and Washington earthquake risk in exchange for a ceding commission.

        Commercial All Risk.    We are exposed to more frequent, less severe losses from attritional water and fire damage in our Commercial All Risk business, which covers the perils of fire and wind, with wind including hurricanes, tornados, and hail storms. To reduce this attritional loss activity, we cede a portion of the fire premium that we earn on our Commercial All Risk policies to reinsurers, who assume a portion of the subject risk in exchange for a ceding commission. As currently constructed, our maximum loss (excluding catastrophe losses) on any single risk is $150,000. In addition, we have entered into third party capacity arrangements with reinsurers that enable us to offer policy limits up to $25 million while retaining no more than $10 million per risk; we earn a ceding commission for risk ceded to these reinsurers.

        Specialty Homeowners.    Our Specialty Homeowners programs in Alabama, Mississippi and Texas are subject to attritional loss due to the broader coverage available under a homeowner's policy. For our Alabama and Mississippi homeowners program, we purchase reinsurance to reduce or eliminate the impact of attritional loss. As currently constructed, our maximum loss (excluding catastrophe losses) on any single risk is $225,000. In our Specialty Homeowners operations in the state of Texas, as of June 2018, we cede substantially all underwriting risk in what is known as a "fronting arrangement" whereby the program administrator arranges separate treaty reinsurance coverage for 100% of subject risk up to the 1 in 250 year PML level and we are paid a fronting fee in exchange for the use of our licensed insurance products. We will continue to evaluate our risk participation in the Texas homeowners program in addition to the use of fronting arrangements in other lines of business.

        Residential Flood.    Losses from our residential flood product, Flood Guard, are not covered under our catastrophe XOL treaty. In order to manage our exposure to any single loss, we currently cede 90% of flood risk up to a $50 million occurrence limit to a panel of reinsurers who assume the subject risk in exchange for a ceding commission.

Third Party Capacity

        In order to utilize our internal product development, underwriting and distribution expertise on behalf of third party insurance companies, we launched an affiliated managing general agent called Prospect General Insurance Agency in 2016. Prospect is an Approved Coverholder by Lloyd's of London and currently manages our REI program with delegating authority to write on behalf of capacity provided by syndicates at Lloyd's of London. While we generate commission and fee income from the sale of REI products, we do not retain any of the underlying risk of losses incurred by those policies. We will continue to develop third party capacity relationships that support our products.

Technology

        Our integrated technology systems form the backbone of our business as they enable us to offer better service to our policyholders and producers, communicate seamlessly with reinsurers and partner carriers, and run our business more efficiently and cost effectively. As a recently formed insurance company, we have the benefit of having built a proprietary operating platform that employs the best practices of our management team's extensive prior experience and that is not burdened by outdated legacy technology and processes. Our systems offer greater ease of use to distribution partners and provide seamless integration between our pricing models, quoting tools, policy administration systems and portfolio analytics databases. Our proprietary operating platform is based on applications licensed from multiple third party software vendors. We have invested significantly in customizing, building on top of and extending these applications to increase automation and enhance efficiency. We have dedicated in-house software developers as well as external resources, all of whom report to our Chief Technology Officer. Our internally developed Palomar Automated Submission System ("PASS") provides producers direct access to our retail and wholesale distributed products including Hawaii Hurricane, Residential Earthquake, Residential Flood, and Commercial Earthquake. PASS also serves as the administration system for select policy data and the access point for business written through direct residential partnerships. PASS enables the effective use of predefined underwriting, providing efficiency and optimization to our production partners and real-time transparency in underwriting and aggregate management. Our software development team develops APIs where applicable so that partner carriers and distribution partners can seamlessly access our system.

        Our pricing models are based on the most recent versions of catastrophe models from industry leading vendors and our internal expertise. For certain products where limited models are available, we have worked directly with the vendors to develop proprietary models. We update all of our pricing models as new versions are released, which mitigates our exposure to changes in our business following industry-wide model changes. For residential products issued through automated underwriting, our pricing models integrate directly into our policy administration system as well as the systems of program administrator partners. Since our commercial lines products do not lend themselves to highly automated underwriting, we have built a customized operating platform that our underwriters use to evaluate risk and to efficiently quote business. Historically we have licensed web-based policy administration software. During 2018, we engaged a third-party vendor to build a custom application platform for our commercial lines programs to seamlessly integrate policy administration, billing and maintenance.

        We emphasize the use of technology in our analytics and enterprise risk management ("ERM") operations. Our analytics team, which reports to our Chief Operating Officer, uses multiple catastrophe modeling software applications to evaluate our ongoing risk exposure. Our data analytics enable us to provide real-time reporting of our in-force portfolio to our reinsurers, TPAs and distribution partners on a regular basis and during severe weather events. This reporting combines content from the catastrophe models that we license with internally developed content. Event reporting is an element of our overall ERM framework which monitors our risks and ensures that we have appropriate controls and preparation are in place. Our technology infrastructure is designed to function through any major disruption, with all data stored offsite and employees provided with the resources work remotely.

Reserves

        When a claim is reported to us or when an event occurs, we establish loss reserves to cover our estimated ultimate losses under all insurance policies that we underwrite, and loss adjustment expenses relating to the investigation and settlement of policy claims. These reserves include estimates of the cost of the claims reported to us (case reserves) and estimates of the cost of claims that have been incurred but not yet reported ("IBNR") and are net of estimated related salvage, subrogation recoverables and reinsurance recoverables. Reserves are estimates involving actuarial projections of the expected ultimate cost to settle and administer claims at a given time, but are not expected to represent precisely the ultimate liability. Estimates are based upon past loss experience modified for current trends as well as prevailing economic, legal and social conditions. Such estimates will also be based on facts and circumstances then known, but are subject to significant uncertainty based on the outcome of various factors, such as future events, future trends in claim severity, inflation and changes in the judicial interpretation of policy provisions relating to the determination of coverage.

        When a claim is reported and based on information from the adjuster, we establish a case reserve for the estimated amount of the ultimate payment after an appropriate assessment of coverage, damages and other investigation as applicable. The estimate is based on general insurance reserving practices and on the claim adjuster's experience and knowledge of the nature and value of the specific type of claim. Case reserves are revised periodically based on subsequent developments associated with each claim.

        We establish IBNR reserves in accordance with industry practice to provide for (i) the estimated amount of future loss payments on incurred claims not yet reported, and (ii) potential development on reported claims. IBNR reserves are estimated based on generally accepted actuarial reserving techniques that take into account quantitative loss experience data and, where appropriate, qualitative factors.

        We regularly review our loss reserves using a variety of actuarial techniques. We also update the reserve estimates as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Additionally, our loss reserving is reviewed annually for reasonableness by a reputable third-party actuarial firm. A reserve can be increased or decreased over time as claims move towards settlement, which can impact earnings in the form of either adverse development or reserve releases.

        The following table presents the development of our loss reserves calculated in accordance with GAAP, as of December 31 for each year.

Gross Ultimate Loss and LAE
	(in thousands)				Development
	Calendar Year
					2015 to 2016	2016 to 2017	2017 to 2018
Accident Year	2015	2016	2017	2018
Prior	$3,049	$2,835	$2,650	$2,625	$(214)	$(185)	$(25)
2016	N/A	9,431	8,629	8,127	N/A	(802)	(502)
2017	N/A	N/A	31,833	29,183	N/A	N/A	(2,650)
2018	N/A	N/A	N/A	17,667	N/A	N/A	N/A

					$(214)	$(987)	$(3,177)

Net Ultimate Loss and LAE
	(in thousands)				Development
	Calendar Year
					2015 to 2016	2016 to 2017	2017 to 2018
Accident Year	2015	2016	2017	2018
Prior	$2,685	$2,505	$2,356	$2,334	$(180)	$(149)	$(22)
2016	N/A	7,473	7,490	6,974	N/A	17	(516)
2017	N/A	N/A	12,226	10,903	N/A	N/A	(1,323)
2018	N/A	N/A	N/A	8,164	N/A	N/A	N/A

					$(180)	$(132)	$(1,861)

Investments

        Investment income is an important component of our earnings. We collect premiums and are required to hold a portion of these funds in reserves until claims are paid. We invest these reserves, primarily in fixed maturity investments. Our fixed maturity investment portfolio is managed by Conning and Company, an investment advisory firm that is an experienced manager of insurance company assets, and operates under guidelines approved by our Board's Investment Committee. In addition to our fixed maturity portfolio, we invest directly in mutual funds and exchange traded funds that provide low-cost exposure to the overall U.S. equity market. We believe our investment strategy allows us to eliminate the expense of a treasury department while allowing our management to maintain oversight over the investment portfolio. Our Investment Committee meets periodically and reports to our Board of Directors.

        In the years that we make an underwriting profit, we are able to retain all investment income. Underwriting losses may require us to dedicate a portion of our investment income or capital to cover insurance claims and expenses.

        Our cash and invested assets consist of fixed maturity securities, short-term investments, cash and cash equivalents, mutual funds and exchange traded funds. Our fixed maturity securities are classified as "available-for-sale" and are carried at fair value with unrealized gains and losses on these securities reported, net of tax, as a separate component of accumulated other comprehensive income (loss). Our equity investments are measured at fair value with changes in fair value recognized in net income. Fair value generally represents quoted market value prices for securities traded in the public market or prices analytically determined using bid or closing prices for securities not traded in the public marketplace. Short-term investments are reported at cost and include investments that are both readily convertible to known amounts of cash and have maturities of 12 months or less upon acquisition by us.

        Our investment securities available totaled $147.4 million and $125.5 million at December 31, 2018 and 2017, respectively, and are summarized as follows:

December 31, 2018	Fair Value	% of Total Fair Value
Fixed maturities:
U.S. Governments	$15,269	10.4%
States, territories, and possessions	1,221	0.8%
Political subdivisions	815	0.6%
Special revenue excluding mortgage/asset-backed securities	12,453	8.4%
Industrial and miscellaneous	65,126	44.2%
Mortgage/asset-backed securities	27,336	18.5%

Total fixed maturities	$122,220	82.9%
Equity securities	25,171	17.1%

Total investments	$147,391	100%

December 31, 2017	Fair Value	% of Total Fair Value
Fixed maturities:
U.S. Governments	$13,285	10.6%
States, territories, and possessions	3,197	2.5%
Political subdivisions	4,067	3.2%
Special revenue excluding mortgage/asset-backed securities	23,914	19.1%
Industrial and miscellaneous	44,531	35.5%
Mortgage/asset-backed securities	12,919	10.3%

Total fixed maturities	101,913	81.2%
Equity securities	23,586	18.8%

Total investments	$125,499	100%

        Our primary investment focus is to preserve capital to support our insurance operations through investing primarily in high quality fixed maturity securities with a secondary focus on maximizing our risk adjusted investment returns. Investment policy is set by the Investment Committee of the Board of Directors, subject to the limits of applicable regulations.

        Our investment policy imposes strict requirements for credit quality, with a minimum average credit quality of the portfolio being rated "A+" or higher by Standard & Poor's or the equivalent rating from another nationally recognized rating agency. Our investment policy also imposes restrictions on concentrations of securities by class and issuer and any new asset class must be approved by management and the Investment Committee. Given our existing exposure to property values, notably in the state of California, we have imposed restrictions on municipal obligations in the state of California and CMBS single issuers concentrated in the state of California.

Enterprise Risk Management

        We maintain a dedicated ERM function that is responsible for analyzing and reporting our risks, monitoring that risks remain within established tolerances, and monitoring, on an ongoing basis, that our ERM objectives are met. These objectives include ensuring proper risk controls are in place; risks are effectively identified, assessed, and managed, and key risks to which we are exposed are appropriately disclosed. Our ERM framework plays an important role in fostering our risk management culture and practices. We continue to enhance our ERM framework, which is guided by the Own Risk and Solvency Assessment (ORSA) model developed by the NAIC. These ongoing enhancements include the creation of an executive risk management committee, creation and maintenance of a risk register and regular reporting on risk management.

        An additional important part of our ERM is business continuity, including in the circumstances of a catastrophe event. We have established a business continuity team made up of executive management with predefined roles and responsibilities in the event of an emergency response situation and a business continuity communication site where employees are directed to receive instructions that are tailored to various scenarios. We store all data offsite and ensure it is accessible remotely. Our communications, virtual file servers, underwriting and distribution systems, and claims portal are hosted in geographically diverse data centers domestically and globally. We maintain a second office 75 miles north of our La Jolla, California headquarters to use as a redundant location in the event of a disruptive event in San Diego, and purchase business continuity services to support the La Jolla office in the event of a disruptive event.

Competition

        The specialty property insurance industry is highly competitive. While we currently target underserved markets, some of our competitors have greater financial, marketing and management resources and experience than we do. Our primary competitors include national insurance companies, including American International Group, Inc., Chubb Limited, State Farm Mutual Automobile Insurance Company and Zurich Insurance Group Ltd., as well as specialty property insurers such as Zephyr Insurance Company, a subsidiary of Heritage Insurance Holdings, and GeoVera Holdings, Inc. We also compete with the E&S market, including Lloyd's of London in some of our lines. In addition, we compete against state or other publicly managed enterprises including the California Earthquake Authority, the National Flood Insurance Program and the Texas Wind Insurance Association. We may also compete with new market entrants in the future. Competition is based on many factors, including the reputation and experience of the insurer, coverages offered, pricing and other terms and conditions, customer service, relationships with brokers and agents (including ease of doing business, service provided and commission rates paid), size and financial strength ratings, among other considerations.

Ratings

        Our insurance group, Palomar Insurance Holdings, currently has a rating of "A–" (Excellent) (Outlook Stable) from A.M. Best, which rates insurance companies based on factors of concern to policyholders. A.M. Best currently assigns 16 ratings to insurance companies, which currently range from "A++" (Superior) to "S" (Rating Suspended). "A–" (Excellent) (Outlook Stable) is the fourth highest rating. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company's securities.

Intellectual Property

        We have registered our logo as a trademark in the United States. We will pursue additional trademark registrations and other intellectual property protection to the extent we believe it would be beneficial and cost effective.

Employees

        As of March 31, 2019, we had 63 employees. Our employees are not subject to any collective bargaining agreements, and we are not aware of any current efforts to implement such an agreement.

Properties

        Our primary executive offices and insurance operations are located in La Jolla, California, which occupy approximately 14,700 square feet of office space for annual rent and rent-related operating payments of approximately $0.7 million. The lease for this space expires in 2024. In addition, we lease additional office space in Rancho Santa Margarita, California that can be used as a redundant location should an event disrupt our primary offices. The annual rent and rent-related operating expenses of our second office are immaterial.

        We do not own any real property. We believe that our facilities are adequate for our current needs.

Legal Proceedings

        We are subject to routine legal proceedings in the normal course of operating our insurance business. We are not involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, results of operations or financial condition.

 REGULATION

Insurance Regulation

        We are regulated by insurance regulatory authorities in the states in which we operate. State insurance laws and regulations generally are designed to protect the interests of policyholders, consumers and claimants rather than stockholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and insurance producers, review and approval of product forms and rates, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing types and amounts of investments.

        Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase, state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and some state insurance regulators are re-examining existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways. In addition, the Federal Insurance Office (the "FIO") was established within the U.S. Department of the Treasury by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") in July 2010 to monitor all aspects of the insurance industry, although FIO has no express regulatory authority over insurance companies or other insurance industry participants.

Required Licensing

        Palomar Specialty Insurance Company is domiciled and admitted in the state of Oregon to transact certain lines of property and casualty insurance. Palomar Specialty Insurance Company's Oregon license is in good standing, and, pursuant to applicable Oregon laws and regulations, will continue in force unless otherwise suspended, revoked or otherwise terminated, subject to certain conditions and the filing of an annual registration statement with the Oregon Division of Financial Regulation.

        Palomar Specialty Insurance Company must apply for and maintain an insurance license in those states in which it transacts the business of insurance, including in addition to Oregon (its domiciliary state), Alabama, Alaska, Arizona, Arkansas, California, Connecticut, Georgia, Hawaii, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Nevada, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Utah, and Washington.

Insurance Holding Company Regulation

        We operate as an insurance holding company system and are subject to the insurance holding company laws of the State of Oregon, the state in which Palomar Specialty Insurance Company is domiciled. Palomar Specialty Insurance Company is also commercially domiciled in California and, as a result, we are subject to the insurance holding company laws of California, as well. These statutes require that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system and domiciled in that state. These statutes also provide that all transactions among members of a holding company system must be fair and reasonable. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to or prior approval of the applicable state insurance regulator generally is required for any material or extraordinary transaction.

Changes of Control

        Before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must make a disclaimer of control filing with the insurance department of such state, which filing must be accepted by such insurance department. Prior to granting approval of an application to acquire control of a domestic insurer, the domiciliary state insurance commissioner will consider a number of factors, which include the financial strength of the proposed acquiror, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.

        Generally, state insurance statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the outstanding voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state regulators, however, may find that "control" exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.

        As Palomar Specialty Insurance Company is domiciled in Oregon and commercially domiciled in California, the insurance laws and regulations of those states would be applicable to any proposed acquisition of control of Palomar Specialty Insurance Company. Under applicable insurance laws and regulations of these two states, a proposed acquirer must make substantial disclosures regarding its organization, financial condition, and plans for the acquired insurer. Biographical information must be submitted regarding all individuals who are directors or executive officers or who control the acquirer. This filing, referred to as a Form A typically requires many months to be reviewed and in Oregon a public hearing must be held. Also in Oregon, there is a mandatory minimum 60 day waiting period between when a change of control application is approved and the acquisition can be executed, These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable.

Restrictions on Paying Dividends

        We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from our insurance subsidiaries. Applicable insurance laws restrict the ability of our insurance subsidiaries to declare stockholder dividends. Applicable insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. The maximum dividend distribution absent the approval or non-disapproval of the insurance regulatory authority in Oregon and California is limited by Oregon law at ORS 732.576 and California law at Cal. Ins. Code 1215.5(g). Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on an insurer's business. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.

Investment Regulation

        Palomar Specialty Insurance Company is subject to Oregon laws which require diversification of our investment portfolios and limits on the amount of our investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets by the Oregon Division of Financial Regulation for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

Licensing of Our Employees and Adjusters

        In certain states in which we operate, insurance claims adjusters are required to be licensed and some must fulfill annual continuing education requirements. In most instances, our employees who are negotiating coverage terms are underwriters and are not required to be licensed agents. As of December 31, 2018, two employees of Palomar Specialty Insurance Company were required to maintain and did maintain requisite licenses for these activities in most states in which we operate.

Enterprise Risk and Other Recent Developments

        The NAIC has engaged in a concerted effort to strengthen the ability of U.S. state insurance regulators to monitor U.S. insurance holding company groups. Among other things, the ultimate controlling person of an insurance company must submit an annual enterprise risk management report that describes—the risk that an activity, circumstance, event or series of events involving one or more affiliates of an insurer will, if not remedied promptly, be likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. In addition, in some states, including Oregon any person divesting control over an insurer must provide 30 days' notice to the regulator and the insurer (with an exception for cases where a Form A is being filed). The amendments direct the domestic state insurance regulator to determine those instances in which a divesting person will be required to file for and obtain approval of the transaction. More recently, the NAIC has developed model laws requiring annual reports concerning the nature of corporate governance within an insurance holding company.

        In 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment ("ORSA") Model Act, which requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC's ORSA Guidance Manual. The ORSA Model Act provides that domestic insurers, or their insurance group, must regularly conduct an ORSA consistent with a process comparable to the ORSA Guidance Manual process. The ORSA Model Act also provides that, no more than once a year, an insurer's domiciliary regulator may request that an insurer submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member. Our subsidiary, Palomar Specialty Insurance Company, will be subject to the requirements of the ORSA Model Act adopted in Oregon when its direct written premiums and unaffiliated assumed premiums, if any, exceed $500 million (Palomar Specialty Insurance Company is currently exempt from such requirements based on the amount of its direct written premiums and unaffiliated assumed premiums).

        Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations which, among other things, would require insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws.

We are currently monitoring whether the states in which we conduct business adopt the NAIC's Insurance Data Security Model Law.

Federal and State Legislative and Regulatory Changes

        The U.S. federal government's oversight of the insurance industry was expanded under the Dodd-Frank Act with the establishment of the Federal Insurance Office in the U.S. Department of the Treasury. Although FIO has little actual regulatory power, it has the authority to monitor all aspects of the insurance sector and to represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors (the "IAIS"). In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, assists the secretary of the U.S. Department of the Treasury with administration of the Terrorism Risk Insurance Program, and advises the secretary of the U.S. Department of the Treasury on important national and international insurance matters. In addition, the FIO has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as "systemically significant" and therefore subject to regulation by the Federal Reserve as a bank holding company.

        In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws and the economic and trade sanctions implemented by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

Trade Practices

        The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements. Palomar Specialty Insurance Company, our insurance subsidiary, sets business conduct policies and provide training to make our employee-agents and other sales personnel aware of these prohibitions, and requires them to conduct their activities in compliance with these statutes.

Unfair Claims Practices

        Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. Palomar Specialty Insurance Company, our insurance subsidiary, sets business conduct policies to make claims adjusters aware of these prohibitions, and requires them to conduct their activities in compliance with these statutes.

Credit for Reinsurance

        State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state's credit for reinsurance laws. There are several different ways in which the credit for reinsurance laws may be satisfied by an assuming reinsurer, including being licensed in the state, being accredited in the state, or maintaining certain types of qualifying collateral. We ensure that all of Palomar Specialty

Insurance Company's reinsurers qualify in order for Palomar Specialty Insurance Company to be able to take full financial statement credit for its reinsurance.

Periodic Financial and Market Conduct Examinations

        The insurance regulatory authority in the State of Oregon, Palomar Specialty Insurance Company's state of domicile, conducts on-site visits and examinations of the financial affairs and market conduct condition of Palomar Specialty Insurance Company including its financial condition, its relationships and transactions with affiliates and its dealings with policyholders, every three to five years, and may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which Palomar Specialty Insurance Company is licensed may also conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and to restrict or revoke licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations. Palomar Re is subject to potential audit by the Insurance Department of the Bermuda Monetary Authority, which is responsible for the supervision, regulation and inspection of Bermuda's insurance companies.

Risk-Based Capital

        Risk-based capital ("RBC") laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. State insurance regulators use RBC to set capital requirements, considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. Oregon has adopted the model legislation promulgated by the NAIC pertaining to RBC, and requires annual reporting by Oregon-domiciled insurers to confirm that the minimum amount of RBC necessary for an insurer to support its overall business operations has been met. Oregon-domiciled insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. Failure to maintain risk-based capital at the required levels could adversely affect the ability of Palomar Specialty Insurance Company to maintain the regulatory approvals necessary to conduct its business. However, as of December 31, 2018, Palomar Specialty Insurance Company maintained RBC levels significantly in excess of amounts that would require any corrective actions.

IRIS Ratios

        The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.

Bermuda Insurance Regulation

        The Insurance Act provides that no person shall carry on insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose at any time.

        The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Palomar Re, as an entity domiciled in Bermuda, maintains a Class 3A license and is subject to the Bermuda insurance regulatory framework.

  Minimum Paid-Up Share Capital

        The Insurance Act requires each insurer which has a share capital to maintain a minimum amount paid up on such share capital. A Class 3A insurer is required to maintain fully paid-up share capital of $120,000.

  Loss Reserve Specialist

        Generally, Class 3A insurers must appoint an individual approved by the BMA to be its loss reserve specialist who is qualified as a loss reserve specialist to provide an opinion in accordance with the requirements of Schedule XIV ("Statutory Economic Balance Sheet") of the Insurance (Prudential Standards) (Class 3A Solvency Requirement) Rules 2011, as amended, or "Class 3A Rules," and submit annually an opinion of its approved loss reserve specialist with its capital and solvency return which takes into account the insurer's technical provisions calculated in accordance with Line 19 of Schedule XIV ("Statutory Economic Balance Sheet") and Schedule XV of the Class 3A Rules.

  Principal Representative, Principal Office and Head Office

        A Class 3A insurer is required to maintain a principal office and to appoint and maintain a principal representative in Bermuda.

        The insurance business of a Class 3A must be directed and managed from Bermuda (i.e., such insurer must maintain a head office in Bermuda) and, in determining whether the insurer complies with this requirement the BMA shall consider, inter alia, the following factors: (1) where the underwriting, risk management and operational decision making of the insurer occurs, (2) whether the presence of senior executives who are responsible for and involved in the decision making related to the insurance business of the insurer is located in Bermuda and (3) where meetings of the board of directors of the insurer occur. Notwithstanding the considerations set out above, the BMA may also have regard to the following matters: (1) the location where management of the insurer meets to effect policy decisions of the insurer, (2) the residence of the officers, insurance managers or employees of the insurer and (3) the residence of one or more directors of the insurer in Bermuda.

  Annual Statutory Financial Statements and Return, Declaration of Compliance, GAAP Financial Statements and Independent Auditor

        The Insurance Act generally requires all insurers to: (1) prepare annual statutory financial statements and returns and (2) appoint an independent auditor who will annually audit and report on the statutory financial statements and returns of the insurer. In addition, as Class 3A, our Bermuda reinsurance subsidiary will also be required to prepare and submit to the BMA financial statements which have been prepared under GAAP that apply in Bermuda, Canada, the United Kingdom or the United States of America, international financial reporting standards or such other GAAP as the BMA may recognize GAAP financial statements. Notwithstanding the above, Class 3A insurers, such as our Bermuda reinsurance subsidiary, may, where appropriate, submit condensed general purpose financial statements prepared in accordance with any insurance accounts rules instead of additional GAAP financial statements. An insurer may, however, file an application under the Insurance Act to have the requirement of filing annual audited statutory financial statements with the BMA waived. Our Bermuda reinsurance subsidiary does not have such a waiver.

        The Insurance Act requires all insurers to deliver a declaration of compliance to the BMA ("Declaration of Compliance") when filing their annual statutory financial statements. In relation to the preceding financial year, the Company is required to declare whether it has: complied with all requirements of the minimum criteria, (2) complied with the applicable minimum solvency margin, (3) complied with applicable ECR, (4) observed the conditions, limitations and restrictions of its insurance license and (5) complied with the minimum liquidity ratio for general business as at its financial year end.

        The independent auditor of the insurer must be approved by the BMA and may be the same person or firm that audits the insurer's financial statements and reports for presentation to its shareholders. If the insurer fails to appoint an approved auditor or at any time fails to fill a vacancy for such auditor, the BMA may appoint an approved auditor for the insurer and shall fix the remuneration to be paid to such approved auditor within 14 days, if not agreed sooner by the insurer and the auditor. The BMA shall cause to be published in such manner as it considers appropriate a copy of the Declaration of Compliance and every GAAP financial statement together with notes to those statements and the auditor's report.

  Financial Condition Report

        A Class 3A insurer is required to prepare a financial condition report, which will be comprised of an electronic version and a printed version, and will be filed with the BMA on or before the filing date (i.e., four months after the insurer's financial year end). The financial condition report shall provide particulars of the following matters: (1) business and performance; (2) governance structure; (3) risk profile; (4) solvency valuation; (5) capital management and (6) subsequent event.

        An insurer with a website shall publish on its website a copy of the financial condition report within 14 days of the date the report was filed with the BMA. An insurer that does not have a website shall furnish to the public a copy of the financial condition report within ten days of receipt of a request made in writing. Each insurer shall keep copies of the financial condition report at its principal office for a period of five years beginning with its filing date.

        Where a significant event occurs after an insurer's financial year end, but before the filing of its financial condition report, the insurer shall submit to the BMA a report on the event at the time of filing its financial condition report. Where a significant event occurs after an insurer's filing date, such insurer shall submit to the BMA a report on the event within 14 days of the occurrence of such event.

        There are circumstances where the BMA will, upon application and approval, allow exemptions or modifications of the financial condition report requirements.

  Minimum Liquidity Ratio

        The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Our Bermuda reinsurance subsidiary is required to maintain the value of its relevant assets at not less than 100% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable, and funds held by ceding reinsurers.

        There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates, investments in real estate, and collateral loans.

        The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined) and letters of credit and guarantees and other instruments.

  Minimum Solvency Margins

        The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin ("MSM").

        The MSM that must be maintained by our Bermuda reinsurance subsidiary as a Class 3A insurer with respect to its general business is the greater of (1) $1,000,000, (2) the premium test, where net premiums written (being the net amount (after deductions of any premium ceded by the insurer for reinsurance) of premiums written by such reinsurer in that year in respect of general business) do not exceed $6,000,000, 20% of net premium written, and, where net premiums written exceed $6,000,000, $1,200,000 plus 15% of net premiums written which exceed $6,000,000, (3) 15% of net discounted aggregate loss and loss expense provisions and other insurance reserves and (4) 25% of its ECR.

  Capital Requirements

        The BSCR model is a RBC model which provides a method for determining an insurer's capital requirements (statutory capital and surplus) by taking into account the risk characteristics of different aspects of the insurer's business. The BSCR formulae establishes on a consolidated basis capital requirements for ten categories of risk: fixed income investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, premium risk, reserve risk, credit risk, catastrophe risk and operational risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss, and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.

        From January 1, 2016, the Economic Balance Sheet ("EBS Framework") has been embedded in the capital and solvency return and all existing schedules of the capital and solvency return have been adjusted to refer to the EBS schedule. The EBS Framework is used to calculate technical provisions, policyholder obligations, and available statutory economic capital and surplus. Our Bermuda reinsurance subsidiary is subject to the EBS Framework.

        Furthermore, to enable the BMA to better assess the quality of the insurer's capital resources, applicable insurers are required to disclose the makeup of their capital in accordance with the "3-tiered capital system." In order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation, the BMA expects that such insurers operate at or above a threshold capital level, which exceeds an insurer's ECR.

        Under this system, all of the insurer's capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their "loss absorbency" characteristics. Highest quality capital will be classified as Tier 1 Capital, lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2, and Tier 3 Capital may be used to support the insurer's MSM, ECR, and target capital level (as set out below).

        The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2, and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, as amended. Under these rules, Tier 1, Tier 2, and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, in the ECR.

        While the BMA has previously approved the use of certain instruments for capital purposes, the BMA's consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.

        While not specifically referred to in the Insurance Act, the BMA has also established a target capital level ("TCL") equal to 120% of its ECR. While an insurer is not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight.

        Any applicable insurer which at any time fails to meet the MSM requirements must, upon becoming aware of such failure, immediately notify the BMA and, within 14 days thereafter, file a written report with the BMA describing the circumstances that gave rise to the failure and setting out its plan detailing specific actions to be taken and the expected time frame in which the company intends to rectify the failure.

        Any applicable insurer which at any time fails to meet the ECR applicable to it will upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the BMA in writing and, within 14 days of such notification, file with the BMA a written report containing particulars of the circumstances leading to the failure; and a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure and within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, furnish the BMA with: (1) unaudited interim statutory financial statements covering such period as the BMA may require, (2) the opinion of a loss reserve specialist, (3) a general business solvency certificate in respect of the financial statements and unaudited statutory EBS prepared in accordance with GAAP, and (4) a capital and solvency return reflecting an ECR prepared using post-failure data.

        Pursuant to the Bermuda Insurance Rules 2016, our Bermuda reinsurance subsidiary, as a Class 3A insurer, is required to maintain available statutory capital and surplus at a level equal to or in excess of its ECR which is established by reference to either the BSCR model or an approved internal capital model.

        On November 30, 2016, the BMA issued a consultation paper on a series of potential adjustments to the BSCR standard formula, published revised prudential standard rules in July 2018 and revised BSCR in December 2018. The new rules entered into force on January 1, 2019 notwithstanding grade-in provisions and apply to commercial insurers including Class 3A insurers. This restructuring is focused on equity risk, premium risk, credit risk, dependencies within premium and reserve risks, the overall risk aggregation process, operational risk, other BSCR adjustments, treatment of run-off insurers, currency risk, interest rate and liquidity risk, risk mitigation, use of management actions, the use of look through, treatment of derivatives and grade-in arrangements.

  Restrictions on Dividends

        The Insurance Act prohibits our Bermuda reinsurance subsidiary from declaring or paying any dividends during any financial year if it is in breach of its solvency margin or if the declaration or payment of such dividends would cause such a breach. If it has failed to meet its MSM on the last day of any financial year, an insurer will also be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year. Our Bermuda reinsurance subsidiary is also prohibited from declaring or paying a dividend where it has failed to comply with the ECR, until such noncompliance is rectified. Furthermore, the Insurance Act limits the ability of our Bermuda reinsurance subsidiary to pay dividends or make capital distributions by stipulating certain margin and solvency requirements and by requiring approval from the BMA prior to a reduction of 15% or more of an insurer's total statutory capital as reported on its prior year statutory balance sheet. Moreover, an insurer must submit an affidavit to the BMA, sworn by at least two directors and the principal representative in Bermuda of the Bermuda reinsurance subsidiary, at least seven days prior to payment of any dividend which would exceed 25% of an insurer's total statutory capital and surplus as reported on its prior year statutory balance sheet. The affidavit must state that in the opinion of those swearing the declaration of such dividend has not caused the insurer to fail to meet its relevant margins.

        Further, under the Companies Act, our Bermuda reinsurance subsidiary may only declare or pay a dividend, or make a distribution out of contributed surplus, if it has no reasonable grounds for believing that: (1) it is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would be less than its liabilities.

  Reduction of Capital or Surplus

        The Insurance Act prohibits any insurer, such as our Bermuda reinsurance subsidiary, from reducing by 15% or more its total statutory capital, as set out in its previous year's financial statements, unless it has received the prior approval of the BMA and any application for such approval must include an affidavit stating that it will continue to meet the required margins. Such affidavit must be signed by the insurer's principal representative and at least two of the insurer's directors, one of whom must be a Bermuda resident (if any of the directors are resident in Bermuda), and shall be available for public inspection at the offices of the BMA. Total statutory capital consists of the insurer's paid in share capital, its contributed surplus, sometimes called "additional paid in capital" and any other fixed capital designated by the BMA as statutory capital such as letters of credit.

  Supervision, Investigation and Intervention

        Insurance regulatory authorities have broad administrative powers to regulate trade practices and to restrict or revoke licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.

  Disclosure of Information

        In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be provided. Further, the BMA has been given powers to assist foreign regulatory authorities with their investigations involving insurance and reinsurance companies in Bermuda, subject to certain restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority.

  Insurance Code of Conduct

        Our Bermuda reinsurance subsidiary will be subject to the Insurance Code of Conduct (the "Insurance Code"), which establishes duties and standards which must be complied with by all insurers registered under the Insurance Act, including the procedures and sound principles to be observed by such insurers. Failure to comply with the requirements under the Insurance Code will be a factor taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act. Failure to comply with the requirements of the Insurance Code could result in the BMA's exercising its powers of intervention and, in the case of our Bermuda reinsurance subsidiary, will be a factor in calculating the operational risk charge under such insurers' BSCR or approved internal model.

  Notification of Material Changes

        All registered insurers are required to give notice to the BMA of their intention to effect a "material change" within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (1) the transfer or acquisition of insurance business being part of a scheme falling within or any transaction relating to a scheme of arrangement under section 25 of the Insurance Act or section 99 of the Companies Act, (2) the amalgamation with or acquisition of another firm, (3) engaging in unrelated business that is retail business, (4) the acquisition of a controlling interest in an undertaking that is engaged in non -insurance business which offers services and products to persons who are not affiliates of the insurer, (5) outsourcing all or substantially all of the company's actuarial, risk management and internal audit functions, (6) outsourcing all or a material part of an insurer's underwriting activity, (7) the transfer other than by way of reinsurance of all or substantially all of a line of business, (8) the expansion into a material new line of business, (9) the sale of an insurer and (10) the outsourcing of an officer role.

        No registered insurer will take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.

        Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA's intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which will be taken into account by the BMA in making its final determination.

        In addition to the above, an insurer's principal representative also has obligations to notify the BMA and provide the BMA with information on the occurrence of a "material change" within the meaning of the Insurance Act.

 MANAGEMENT

Executive Officers and Directors

        Set forth below is certain biographical and other information regarding our directors and our executive officers, after giving effect to the domestication transactions.

Name	Age	Position(s)
Executive Officers
Mac Armstrong	44	Chief Executive Officer and Director
Heath A. Fisher	45	President
Andrew T. Robinson	56	Chief Underwriting Officer
Jon Christianson	39	Chief Operating Officer
T. Christopher Uchida	46	Chief Financial Officer and Corporate Secretary
Non-Management Directors
James Ryan Clark	44	Chairman of the Board
Robert E. Dowdell	73	Director
George L. Estes III	70	Director
Geoffrey I. Miller	34	Director
Richard H. Taketa	47	Director

        The following are brief biographies describing the backgrounds of our executive officers and directors.

Executive Officers

        Mac Armstrong.    Mr. Armstrong has served as our Chief Executive Officer and a director since February 2014. Prior to joining our company, Mr. Armstrong most recently served as the President of Arrowhead General Insurance Agency, which he joined in June 2009, previously holding the positions of Chief Financial Officer and Chief Operating Officer. Mr. Armstrong led the sale of Arrowhead to Brown & Brown, Inc. in January 2012. Mr. Armstrong's prior experience includes Spectrum Equity Investors, a private equity investment firm where he led the insurance investing practice and Alex. Brown & Sons/ BT Alex. Brown Inc., an investment bank acquired by Deutsche Bank. Mr. Armstrong earned an A.B. from Princeton University. Mr. Armstrong is a member of the Board of Advisors of Cloverlay Investment Management LLC, a private equity investment firm, and is a member of the Board of Trustees of the Gillispie School. We believe Mr. Armstrong is qualified to serve on our Board of Directors due to his extensive experience leading insurance companies and his industry knowledge.

        Heath A. Fisher.    Mr. Fisher has served as our President since February 2014. Mr. Fisher was most recently a Managing Director of Guy Carpenter & Company, LLC, the largest global reinsurance broker in the insurance industry, which he joined in 2009. Prior to Guy Carpenter, Mr. Fisher held various leadership positions at reinsurance brokers John B. Collins Associates, Inc. and E.W. Blanch Company. Mr. Fisher earned an A.B. from Brown University.

        Andrew T. Robinson.    Mr. Robinson has served as our Chief Underwriting Officer since February 2014. Prior to joining our company, Mr. Robinson was the Vice President of Underwriting, Specialty Property Division at Colony Specialty Insurance Company, a subsidiary of Argo Group International Holdings, Ltd., between January 2010 and December 2013. Prior to Colony, Mr. Robinson held Vice President level positions at DirectFac Inc. and American Re. Mr. Robinson earned a B.A. from San Diego State University and an M.B.A. from University of California, Los Angeles.

        Jon Christianson.    Mr. Christianson has served as our Chief Operating Officer since February 2014. Mr. Christianson most recently served as a Vice President of Holborn Corporation from April

2010 to December 2013. Mr. Christianson started his career with John B. Collins Associates in Minneapolis in 2002, where he serviced both casualty and property business. Mr. Christianson earned a B.A. in Economics from St. Olaf College.

        T. Christopher Uchida.    Mr. Uchida has served as our Chief Financial Officer since September 2017 and our Corporate Secretary since March 2019. Mr. Uchida previously served as our Senior Vice President, Operations since June 2015. Prior to joining our company, Mr. Uchida served as the Executive Vice President and Chief Accounting Officer at Arrowhead, which he joined in October 2004. Prior to joining Arrowhead, he was a Tax Manager at PricewaterhouseCoopers LLP. Mr. Uchida earned a B.S. and M.S. from San Diego State University and is a California Certified Public Accountant.

Non-Management Directors

        James Ryan Clark.    Mr. Clark has served as our Chairman of the Board of Directors since March 2019 and on the board of directors of our insurance subsidiaries since February 2014. Mr. Clark is the President and a Managing Director of Genstar Capital, LLC, where he has worked since 2004. Prior to joining Genstar Capital, Mr. Clark was an Associate at Hellman & Friedman LLC, a private equity investment firm in San Francisco. Previously, he worked in the Mergers, Acquisitions and Restructuring Department at Morgan Stanley in New York. Mr. Clark earned his B.A. in Environmental Science and Public Policy from Harvard College and his M.B.A. from Harvard Business School. Mr. Clark currently serves on the board of directors, and on the compensation and audit committees, of a number of private companies. We believe Mr. Clark is qualified to serve on our Board due to his experience in a wide range of industries, his leadership experience at a private equity firm and his service as a director on numerous private companies.

        Robert E. Dowdell.    Mr. Dowdell has served as a member of our Board of Directors since March 2019 and on the board of directors of our insurance subsidiaries since October 2018. Mr. Dowdell founded Career Education Corporation and served as its Chief Executive Officer and President from September 2006 to March 2007, as a board member from 1994 until 2008, and its Chairman of the Board from 2004 until March 2008. Previously, Mr. Dowdell served as Chief Executive Officer of Marshall & Swift/Boeckh, LLC, President of National Education Centers, Corporate Controller of National Education Corp and Chamberlain Manufacturing Corp, and as an Audit Manager at Price Waterhouse Coopers. Mr. Dowdell is a Certified Public Accountant in California and Illinois. Mr. Dowdell currently serves on the boards of a number of private companies. Mr. Dowdell earned his B.B.A. and M.B.A. from the University of Notre Dame. We believe Mr. Dowdell is qualified to serve on our Board due to his more than 30 years of leadership and management experience in various insurance servicing firms and other institutions, as well as previous corporate controller and audit committee responsibilities for both public and private firms.

        George L. Estes III.    Mr. Estes has served as a member of our Board of Directors since March 2019 and on the board of directors of our insurance subsidiaries since February 2014. Mr. Estes was most recently Executive Chairman of SPARTA Insurance Company. Mr. Estes co-founded SPARTA, serving as its Chairman and Chief Executive Officer from 2007 until 2013 and its Executive Chairman thereafter until 2014. Previously, Mr. Estes was co-founder of Discover Re Managers, Inc., a leading carrier for the alternative risk marketplace, serving as its Chairman and Chief Executive Officer from inception in 1989 to 2005. Prior to that, in more than 25 years of service, Mr. Estes served in a variety of management roles at General Reinsurance Corporation, Hartford Economic Development Corporation and Hartford National Corporation. Mr. Estes has a Bachelor of Arts degree from Williams College and has served on the Board of Directors of Alterra Capital Holdings Limited (formerly Max Re Capital Group) and Rockhill Insurance Company. We believe Mr. Estes is qualified to serve on our Board due his more than 40 years of experience in the insurance industry as well as his various executive leadership roles with insurance and reinsurance companies.

        Geoffrey I. Miller.    Mr. Miller has served as a member of our Board of Directors since March 2019 and on the board of directors of our insurance subsidiaries since February 2014. Mr. Miller serves as a Director at Genstar Capital, where he has worked since 2008. Prior to joining Genstar, Mr. Miller worked in the Services and Technology Investment Banking Group at Robert W. Baird. Mr. Miller earned his B.A. in Economics and Mathematical Methods in the Social Sciences from Northwestern University and his M.B.A. from Stanford University's Graduate School of Business. Mr. Miller currently serves on the board of directors of a number of private companies. We believe Mr. Miller is qualified to serve on our Board due to his experience in a wide range of industries, his investment experience and his service as a director on numerous private companies.

        Richard H. Taketa.    Mr. Taketa has served as a member of our Board of Directors since March 2019 and on the board of directors of our insurance subsidiaries since October 2018. Mr. Taketa serves as President of Taketa Capital Corporation, where he has worked since September 2018. Previously, Mr. Taketa served as Chief Executive Officer and President of York Risk Services Group, Inc., from January 2014 through September 2018, previously holding the positions of Chief Operating Officer, Chief Strategy Officer, and President at numerous York divisions and subsidiaries since 2006. Prior to joining York, Mr. Taketa served as the Chief Executive Officer of Southern California Risk Management Associates and an associate at DLA Piper LLP. In addition, Mr. Taketa serves on the board of directors of a number of private companies. Mr. Taketa earned his B.A. in Economics from Colgate University and his J.D. from Stanford Law School. We believe Mr. Taketa is qualified to serve on our Board due to his executive and insurance industry experience, as well as his experience as a director of numerous private companies.

Board Composition

        Our bylaws provide that our Board of Directors shall initially consist of six members, and thereafter shall be fixed from time to time by resolution of our Board of Directors. Currently our Board of Directors consists of six members: James Ryan Clark (Chairman), Mac Armstrong, Robert E. Dowdell, George L. Estes III, Geoffrey I. Miller and Richard H. Taketa.

        In accordance with our certificate of incorporation, our Board of Directors is divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors are divided among the three classes as follows:

  •
  the Class I directors will be Robert E. Dowdell and George L. Estes III, and their terms will expire at the annual meeting of stockholders to be held in 2020;

  •
  the Class II directors will be Richard H. Taketa and Geoffrey I. Miller, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

  •
  the Class III directors will be James Ryan Clark and Mac Armstrong, and their terms will expire at the annual meeting of stockholders to be held in 2022.

        Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our company.

        Our Board of Directors has determined that upon completion of this offering, Messrs. Dowdell, Estes, and Taketa will be independent directors. In making this determination, our Board of Directors applied the standards set forth in Nasdaq Marketplace Rules and in Rule 10A-3 under the Securities

Exchange Act of 1934, as amended (the "Exchange Act"). In evaluating the independence of Messrs. Dowdell, Estes, and Taketa, our Board of Directors considered their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate family. The Board of Directors also considered all other relevant facts and circumstances known to it in making this independence determination. In addition, Robert E. Dowdell, George L. Estes III and Richard H. Taketa are non-employee directors, as defined in Rule 16b-3 of the Exchange Act.

        Although there is no specific policy regarding diversity in identifying director nominees, both the Nominating and Corporate Governance Committee and the Board of Directors seek the talents and backgrounds that would be most helpful to us in selecting director nominees. In particular, the Nominating and Corporate Governance Committee, when recommending director candidates to the full Board of Directors for nomination, may consider whether a director candidate, if elected, assists in achieving a mix of Board of Directors members that represents a diversity of background and experience.

Board Leadership Structure

        Our Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our bylaws and corporate governance guidelines, will provide our Board of Directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer. Our Board of Directors currently believes that our existing leadership structure, under which Mac Armstrong serves as our chief executive officer, is effective, provides the appropriate balance of authority between independent and non-independent directors, and achieves the optimal governance model for us and for our stockholders.

Board Oversight of Risk

        Although management is responsible for the day to day management of the risks our company faces, our Board of Directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The Board of Directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of the Board of Directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our Board of Directors.

        In addition, we expect that our three committees will assist the Board of Directors in fulfilling its oversight responsibilities regarding risk. The audit committee will coordinate the Board of Director's oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the audit committee on these areas. The compensation committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The nominating and corporate governance committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. When any of the committees receives a report related to material risk oversight, the chairman of the relevant committee will report on the discussion to the full Board of Directors.

Code of Business Conduct and Ethics

        We anticipate adopting a code of conduct and ethics, effective immediately prior to the completion of this offering, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following its completion, the code of conduct and ethics will be available on our website at www.PalomarSpecialty.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Controlled Company Exception

        After giving effect to this offering, Genstar Capital will continue to control a majority of the voting power of our outstanding common stock. As a result, under our certificate of incorporation, Genstar Capital will be able to nominate a majority of the total number of directors comprising our Board of Directors and we will remain a "controlled company" within the meaning of the Nasdaq Marketplace Rules. Under the Nasdaq Marketplace Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We intend to utilize certain of these exemptions. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Marketplace Rules. In the event that we cease to be a "controlled company," we will be required to comply with these provisions within the transition periods specified in the Nasdaq Marketplace Rules.

Board Committees

        Our Board of Directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, we intend to avail ourselves of the "controlled company" exception under the Nasdaq Marketplace Rules which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members by the end of the transition period for companies listing in connection with an initial public offering. The anticipated composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

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  appoints our independent registered public accounting firm;

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  evaluates the independent registered public accounting firm's qualifications, independence and performance;

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  determines the engagement of the independent registered public accounting firm;

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  reviews and approves the scope of the annual audit and the audit fee;

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  discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

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  approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

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  monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

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  is responsible for reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

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  reviews our critical accounting policies and estimates; and

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  reviews the audit committee charter and the committee's performance at least annually.

        The members of our audit committee are Richard H. Taketa (chairperson), Robert E. Dowdell and George L. Estes III. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Marketplace Rules. Our Board of Directors has determined that Richard H. Taketa is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Stock Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement of which this prospectus forms a part. Our Board of Directors has determined that each of Richard H. Taketa, Robert E. Dowdell and George L. Estes III are independent under the heightened audit committee independence standards of the SEC and Nasdaq Marketplace Rules. As allowed under the applicable rules and regulations of the SEC and the Nasdaq Marketplace Rules, we intend to phase in compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Marketplace Rules.

Compensation Committee

        Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:

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  reviews and recommends corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

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  evaluates the performance of these officers in light of those goals and objectives recommends to our board of directors the compensation of these officers based on such evaluations;

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  recommends to our Board of Directors the issuance of stock options and other awards under our stock plans; and

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  reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

        The members of our compensation committee are James Ryan Clark (chairperson), George L. Estes III, Geoffrey I. Miller and Richard H. Taketa. We intend to avail ourselves of the "controlled company" exception under the Nasdaq Marketplace Rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Marketplace Rules.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Geoffrey I. Miller (chairperson), James Ryan Clark and Robert E. Dowdell. The principal duties and responsibilities of the nominating and corporate governance committee are as follows:

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  to identify candidates qualified to become directors, consistent with criteria approved by our Board of Directors;

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  to recommend to our Board of Directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the Board of Directors;

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  to recommend to our Board of Directors candidates to fill vacancies and newly created directorships on the Board;

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  to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

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  to develop and recommend to our Board of Directors guidelines setting forth corporate governance principles; and

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  to oversee the evaluation of our Board of Directors and senior management.

        We intend to avail ourselves of the "controlled company" exception under the Nasdaq Marketplace Rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Compensation Committee Interlocks and Insider Participation

        None of the expected members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our Board or compensation committee.

EXECUTIVE COMPENSATION

        This section discusses the material components of the executive compensation program for our executive officers who are named in the "Summary Compensation Table" below. In 2018, our "named executive officers" and their positions were as follows:

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  Mac Armstrong, our Chief Executive Officer;

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  Heath Fisher, our President; and

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  Jon Christianson, our Chief Operating Officer.

        This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

        The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2018 and 2017.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)
Mac Armstrong	2018	$500,000	$337,937	$14,120	$852,057
Chief Executive Officer	2017	$525,426	$225,000	$13,970	$764,396
Heath Fisher	2018	$410,000	$183,049	$13,950	$606,999
President	2017	$406,560	$173,250	$13,800	$593,610
Jon Christianson	2018	$348,267	$142,000	$8,250	$498,517
Chief Operating Officer	2017	$335,749	$113,256	$8,100	$457,105

(1)
The amounts shown represent 401(k) plan contributions for Messrs. Armstrong, Fisher and Christianson, medical concierge services for Mr. Armstrong and a monthly car allowance for Mr. Fisher.

Narrative Description of Summary Compensation Table

Employment Agreements

        We have entered into employment agreements with each of our named executive officers setting forth the terms of the officer's employment with us. The material terms of employment with our named executive officers are described below.

Mac Armstrong

        We entered into an employment agreement with Mr. Armstrong, our Chief Executive Officer, dated April 10, 2014, as amended on March 5, 2018. The term of the agreement is automatically renewed for successive one year terms unless otherwise terminated (or unless either party gives written notice of its intent not to renew at least sixty days prior to the expiration of the then-current term). Pursuant to the terms of this agreement, Mr. Armstrong is eligible to receive an annual discretionary target bonus of up to 2.4% of our fiscal year GAAP after-tax net income that exceeds 8% of prior year book value, as such terms are defined by the Board (the "Bonus Pool"). In addition, Mr. Armstrong is eligible for a one-time incentive cash bonus of $1,000,000 upon the receipt by Genstar Capital of total cash proceeds equal to at least two and one-half times its investment through dividends, the sale of shares of common stock held by Genstar Capital or otherwise. In the event that Mr. Armstrong is terminated by us without cause or if he resigns for good reason, he will be entitled to a severance package consisting of continued payment of 12 months of his then current base salary payable in accordance with our regular payroll cycle beginning on the first regular payday occurring following the termination date, subject to his execution and non-revocation of a general release of claims in our favor.

Heath Fisher

        We entered into an employment agreement with Mr. Fisher, our President, dated April 15, 2014, as amended on March 1, 2018. The term of the agreement is automatically renewed for successive one year terms unless otherwise terminated (or unless either party gives written notice of its intent not to renew at least sixty days prior to the expiration of the then-current term). Pursuant to the terms of this agreement, Mr. Fisher is eligible to receive an annual discretionary target bonus of up to 1.3%, 1.2%, 1.1% and 1.0% of our annual Bonus Pool for fiscal years 2018, 2019, 2020 and 2021, respectively. In addition, Mr. Fisher is eligible for a one-time incentive cash bonus of $500,000 upon the receipt by Genstar Capital of total cash proceeds equal to least two and one-half times its investment through dividends, the sale of shares of common stock held by Genstar Capital or otherwise. In the event that Mr. Fisher is terminated by us without cause or if he resigns for good reason, he will be entitled to a severance package consisting of continued payment of 12 months of his then current base salary payable in accordance with our regular payroll cycle beginning on the first regular payday occurring following the termination date, subject to his execution and non-revocation of a general release of claims in our favor.

Jon Christianson

        We entered into an employment agreement with Mr. Christianson, our Chief Operating Officer, dated April 15, 2014, as amended on March 1, 2018. The term of the agreement is automatically renewed for successive one year terms unless otherwise terminated (or unless either party gives written notice of its intent not to renew at least sixty days prior to the expiration of the then-current term). Pursuant to the terms of this agreement, Mr. Christianson is eligible to receive an annual discretionary target bonus of up to 40% of his then-current base salary. In the event that Mr. Christianson is terminated by us without cause or if he resigns for good reason, he will be entitled to a severance package consisting of continued payment of six months of his then current base salary payable in accordance with our regular payroll cycle beginning on the first regular payday occurring following the termination date, subject to his execution and non-revocation of a general release of claims in our favor.

Employee Benefit and Equity Incentive Plans

2019 Equity Incentive Plan

        On March 15, 2019 our board of directors adopted, and our stockholders approved, the 2019 Plan, which will become effective immediately prior to the completion of this offering. We intend to use the 2019 Plan following the completion of this offering to provide incentives that will assist us to attract, retain, and motivate employees, including officers, consultants, and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, RSUs, performance shares, and units and other cash-based or share-based awards. In addition, the 2019 Plan contains a mechanism through which we may adopt a deferred compensation arrangement in the future.

        A total of 2,400,000 shares of our common stock are initially authorized and reserved for issuance under the 2019 Plan. This reserve will automatically increase on January 1, 2020 and each subsequent anniversary through 2029, by an amount equal to the smaller of:

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  3% of the number of shares of common stock issued and outstanding on the immediately preceding December 31; and

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  an amount determined by our board of directors.

        Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2019 Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2019 Plan.

        The shares available under the 2019 Plan will not be reduced by awards settled in cash, but will be reduced by shares withheld to satisfy tax withholding obligations with respect to stock options and stock appreciation rights (but not other types of awards). The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2019 Plan.

        The 2019 Plan generally will be administered by the compensation committee of our board of directors. Subject to the provisions of the 2019 Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The compensation committee will have the authority to construe and interpret the terms of the 2019 Plan and awards granted under it. The 2019 Plan provides, subject to certain limitations, for indemnification by us of any director, officer, or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2019 Plan.

        During any fiscal year of the Company, no non-employee director may be granted one or more awards pursuant to the Plan which in the aggregate are for more than a number of shares of our common stock determined by dividing $250,000 by the fair market value of a share of our stock determined on the last trading day immediately preceding the date on which the award is granted.

        The 2019 Plan will authorize the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock on the date of grant in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock on the date of grant or a cash payment.

        Awards may be granted under the 2019 Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

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  Stock options.  We may grant non-statutory stock options or incentive stock options (as described in Section 422 of the Code), each of which gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

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  Stock appreciation rights.  A stock appreciation right, or SAR, gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.

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  Restricted stock.  The administrator may grant restricted stock awards either as a bonus or as a purchase right at a price determined by the administrator. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

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  Restricted stock units.  Restricted stock units, or RSUs, represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of RSUs have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant RSUs that entitle their holders to dividend equivalent rights.

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  Performance awards.  Performance awards, consisting of either performance shares or performance units, are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. The administrator establishes the applicable performance goals based on one or more measures of business performance, such as revenue, gross margin, net income or total stockholder return. To the extent earned, performance awards may be settled in cash, in shares of our common stock or a combination of both in the discretion of the administrator. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

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  Cash-based awards and other share-based awards.  The administrator may grant cash-based awards that specify a monetary payment or range of payments or other share-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holders will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the awards. The administrator may grant dividend equivalent rights with respect to other share-based awards.

        In the event of a change in control as described in the 2019 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2019 Plan or substitute substantially equivalent awards. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. Any awards that are not assumed, continued, or substituted for in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. Notwithstanding the foregoing, except as otherwise provided in an award agreement governing any award, as determined by the compensation committee, any award that is not assumed, continued, or substituted for in connection with a change in control shall, subject to the provisions of applicable law, become fully vested and exercisable and/or settleable immediately prior to, but conditioned upon, the consummation of the change in control. The 2019 Plan will also authorize the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

        The 2019 Plan will continue in effect until it is terminated by our board of directors, provided, however, that all awards will be granted, if at all, within ten years of its effective date. The board of directors may amend, suspend or terminate the 2019 Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

2019 Employee Stock Purchase Plan

        On March 15, 2019 our board of directors adopted, and our stockholders approved, our 2019 Employee Stock Purchase Plan, which will become effective as of the day immediately preceding the day on which this offering is completed.

        A total of 240,000 shares of our common stock are initially authorized and reserved for issuance under the 2019 ESPP. In addition, our 2019 ESPP provides for annual increases in the number of shares available for issuance under the 2019 ESPP on January 1, 2020 and each subsequent anniversary through 2029, equal to the smallest of:

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  240,000 shares of our common stock; or

  •
  such other amount as may be determined by our board of directors.

        Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the 2019 ESPP.

        The compensation committee of our board of directors will generally administer the 2019 ESPP and have full authority to interpret the terms of the 2019 ESPP. The 2019 ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2019 ESPP.

        All of our employees, including our named executive officers, and employees of any of our subsidiaries designated by the compensation committee are eligible to participate if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year, subject to any local law requirements applicable to participants in jurisdictions outside the United States. However, an employee may not be granted rights to purchase stock under our 2019 ESPP if such employee:

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  immediately after the grant would own stock or options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

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  holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which the right to be granted would be outstanding at any time.

        Our 2019 ESPP is intended to qualify under Section 423 of the Code. Any such sub-plan may or may not be intended to qualify under Section 423 of the Code. The administrator may, in its discretion, establish the terms of future offering periods, including establishing offering periods of up to twenty-seven months and providing for multiple purchase dates. The administrator may vary certain terms and conditions of separate offerings for employees of our non-U.S. subsidiaries where required by local law or desirable to obtain intended tax or accounting treatment.

        In general, our 2019 ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible cash compensation, which includes a participant's regular base wages or salary and payments of overtime, shift premiums and paid time off before deduction of taxes and certain compensation deferrals. Amounts deducted and accumulated from participant compensation, or otherwise funded through other means in any participating non-U.S. jurisdiction in which payroll deductions are not permitted, are used to purchase shares of our common stock at the end of each offering period.

        Unless otherwise provided by the administrator, the purchase price of the shares will be 85% of the lesser of the fair market value of our common stock on the purchase date and the first day of the offering period. In any event, the purchase price in any offering period may not be less than 85% of the fair market value of our common stock on the first day of the offering period or on the purchase date, whichever is less. Participants may end their participation at any time during an offering period and will receive a refund of their account balances not yet used to purchase shares. Participation ends automatically upon termination of employment.

        Each participant in an offering will have an option to purchase for each month contained in the offering period a number of shares determined by dividing $2,083.33 by the fair market value of one (1) share of our common stock on the first day of the offering period or 300 shares, if less, and except as limited in order to comply with Section 423 of the Code. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from a participant's compensation in excess of the amounts used to purchase shares will be refunded, without interest unless otherwise required by a participant's local law.

        A participant may not transfer rights granted under the 2019 ESPP other than by will, the laws of descent and distribution or as otherwise provided under the 2019 ESPP.

        In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

        Our 2019 ESPP will continue in effect until terminated by the administrator. The compensation committee has the authority to amend, suspend, or terminate our 2019 ESPP at any time.

Retirement Plan

        We maintain a retirement savings plan, or 401(k) Plan, for the benefit of our eligible employees, including our named executive officers. Our 401(k) Plan is intended to qualify under Sections 401 of the Internal Revenue Code. In general, all employees are eligible to participate in the plan on the date they are hired. Each participant in the 401(k) Plan may contribute up to the statutory limit of his or her pre-tax compensation. We contribute the lesser of 3% of the employee's compensation or the maximum amount allowed under statutory law. Under the plan, each employee is fully vested in his or her deferred salary contributions as well as the matching contributions.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the number of Class P Units awards held by each named executive officer as of December 31, 2018 and 2017.

	Class P Unit Awards(1)
Name	Number of Shares of Common Stock Underlying Class P Units(#)(2)(3)	Market Value of Shares of Common Stock Underlying Class P Units($)(4)
Mac Armstrong	714,502	$10,717,530
Heath Fisher	345,727	$5,185,905
Jon Christianson	115,242	$1,728,630

(1)
Our then-sole stockholder, GC Palomar Investor LP ("GCPI"), adopted a 2014 Management Incentive Plan (in the form of profits interests) on February 12, 2014 under which certain of our officers and employees received Class P Units in GCPI. The Management Incentive Plan was designed such that Class P unit holders only realized value upon the occurrence of liquidity events meeting requisite financial thresholds after the other partners of GCPI recovered their initial cash investment. The Class P unit holders had no voting rights.

(2)
The Class P units were subject to multiple vesting provisions with 50% of the awards subject to vesting in equal annual installments beginning on February 12, 2015 and 50% of the awards subject to performance-based vesting. All vesting was conditioned upon continued employment. All of the awards were subject to the performance condition of the occurrence of a liquidity event described in footnote (1) above in order to realize value. If terminated for cause, all Class P units would have been forfeited.

(3)
On March 15, 2019, we modified the 2014 Management Incentive Plan by eliminating the requirement of a liquidity event to occur for the holders of Class P units to realize value. The vesting of all Class P units was fully accelerated and the holders' relative Class P distribution percentages were determined based upon the number of Class P units held relative to the total number of Class P units outstanding. GCPI then distributed all 17,000,000 shares of our common stock held by it to its partners, including the Class P unit holders, based on those distribution percentages. This table reflects the number of shares of our common stock distributed in respect of the Class P units held by our named executive officers that were outstanding as of December 31, 2018 and issued pursuant to this distribution described above.

(4)
We did not record stock-based compensation expense related to the grants of Class P units for the year ended December 31, 2018 and 2017 because no liquidity events were probable of occurring. The market value of the Class P Units as of December 31, 2018 and 2017, is provided for illustrative purposes only by multiplying the number of shares of common stock underlying the Class P units held by Messrs. Armstrong, Fisher and Christianson by the offering price of $15.00.

Limitation of Liability and Indemnification

        Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors are not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation and bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws will also provide that we may indemnify a director, officer, employee or agent (including the advancement of the final disposition of any action or proceeding), and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify and advance expenses to our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

        We do not currently have a formal compensation program for our non-employee directors. The following table sets forth information regarding compensation earned by our non-management-directors for service on our Board of Directors and the board of directors of our subsidiaries during the year ended December 31, 2018.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)	All Other Compensation ($)	Total ($)
James Ryan Clark	—	—	—	—
Robert E. Dowdell(2)	25,000	—	—	25,000
George L. Estes III	100,000	—	—	100,000
Geoffrey I. Miller	—	—	—	—
Richard H. Taketa(2)	25,000	—	—	25,000

(1)
Includes fees paid for service as a member of the board of directors of our subsidiaries.

(2)
Messrs. Dowdell and Taketa joined the board of directors of Palomar Insurance Holdings, Inc. effective October 1, 2018.

        We are currently considering a compensation program for our non-employee directors for future implementation that may consist of annual retainer fees or long-term equity awards; however, there can be no assurance at this time that such a program will be implemented or that it will consist of the components noted here. Directors who are also our employees will not receive fees for service on our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of transactions during our last three fiscal years to which we have been a party, in which the amount involved exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

        Mac Armstrong's brother, Jake Armstrong, serves as SVP, Commercial Lines. During fiscal 2018, Jake Armstrong earned $180,250 in base salary, $73,000 in bonus payments and $6,967 in 401(k) contributions.

Stockholders Agreement with Genstar Capital

        Prior to the consummation of this offering, we intend to enter into a stockholders agreement with Genstar Capital, which we refer to as the "Stockholders Agreement." The Stockholders Agreement will give Genstar Capital the right to nominate 50% of our directors after the consummation of this offering as long as Genstar Capital beneficially owns 50% or more of our outstanding common stock, with such nomination rights gradually decreasing as Genstar Capital's beneficial ownership of our common stock decreases over time. See "Description of Capital Stock—Voting Rights." The Stockholders Agreement sets forth certain information rights granted to Genstar Capital. It also specifies that we will not take certain significant actions specified therein without the prior written consent of Genstar Capital. Such specified actions include, but are not limited to:

  •
  amendments or modifications to our or our subsidiaries' organizational documents in a manner that adversely affects Genstar Capital;

  •
  making any payment or declaration of any dividend or other distribution on any shares of our common stock;

  •
  merging or consolidating with or into any other entity, or transferring all or substantially all of our or our subsidiaries' assets, taken as a whole, to another entity, or entering into or agreeing to undertake any transaction that would constitute a "Change of Control" as defined in our or our subsidiaries' credit facilities or note indentures;

  •
  other than in the ordinary course of business with vendors, customers and suppliers, enter into or effecting any (A) acquisition by us or any of our subsidiaries of the equity interests or assets of any person, or the acquisition by us or any of our subsidiaries of any business, properties, assets, or person, in one transaction or a series of related transactions or (B) disposition of assets of us or any of our subsidiaries or the shares or other equity interests of any of our subsidiary, in each case where the amount of consideration for any such acquisition or disposition exceeds $15 million in any single transaction, or an aggregate amount of $30 million in any series of transactions during a calendar year;

  •
  undertaking any liquidation, dissolution or winding up; and

  •
  changing the size of the Board of Directors.

        The Stockholders Agreement will terminate at such time as Genstar Capital no longer owns at least 10% of our outstanding common stock.

Registration Rights Agreement with Genstar Capital

        Prior to the consummation of this offering, we intend to enter into a registration rights agreement with Genstar Capital, which we refer to as the "Registration Rights Agreement," pursuant to which Genstar Capital will be entitled to demand the registration of the sale of certain or all of our common stock that it beneficially owns. Among other things, under the terms of the Registration Rights Agreement:

  •
  if we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities, we will be required to use our commercially reasonable efforts to offer the other parties to the Registration Rights Agreement, if any, the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as "piggyback rights"); and

  •
  Genstar Capital has the right, subject to certain conditions and exceptions, to request that we file registration statements with the SEC, including for one or more underwritten offerings of all or part of our common stock that it beneficially owns. The Company is required to cause any such registration statements (a) to be filed with the SEC promptly and, in any event, on or before the date that is 90 days, in the case of a registration statement on Form S-1, or 45 days, in the case of a registration statement on Form S-3, after we receive the written request to effectuate the demand registration, and (b) use its commercially reasonable efforts to cause such registration statement to be declared effective as promptly as reasonably practicable.

        All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel retained by or on behalf of Genstar Capital, will be paid by us.

        The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by Delaware law.

One-Time Cash Distribution

        In March 2019, we made a one-time cash distribution totaling approximately $5.1 million to our then-sole stockholder, GC Palomar Investor LP, enabling it to distribute funds to its partners, including Genstar Capital, in order to allow such partners to satisfy tax obligations incurred as a result of the domestication transactions.

Indemnification Agreements and Directors' and Officers' Liability Insurance

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Policies and Procedures for Related Party Transactions

        Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the extent of the related person's interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2019, and as adjusted to reflect the sale of our common stock offered by us in this offering, for:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our current directors and executive officers as a group; and

  •
  each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares common stock.

        We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of March 31, 2019. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

        We have based our calculation of the percentage of beneficial ownership prior to this offering on 17,000,000 shares of common stock outstanding as of March 31, 2019. We have based our calculation of the percentage of beneficial ownership after this offering of 22,625,000 shares of common stock outstanding immediately after the completion of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, convertible securities or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of March 31, 2019, are considered outstanding. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

        Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o 7979 Ivanhoe Avenue, Suite 500, La Jolla, California 92037.

	Shares Beneficially Owned		% of Outstanding Shares Beneficially Owned after this Offering
	Shares	%
5% Stockholders:
Genstar Capital(1)	14,467,797	85.1%	64.0%
4 Embarcadero Center, Suite 1900, San Francisco, CA 94111
Named Executive Officers and Directors(2):
Mac Armstrong(3)	970,388	5.7%	4.3%
James Ryan Clark(1)	14,467,797	85.1%	64.0%
Robert E. Dowdell(4)	120,039	*	*
George L. Estes III	23,580	*	*
Geoffrey I. Miller		*	*
Richard H. Taketa	38,156	*	*
Heath Fisher	366,198	2.2%	1.6%
Jon Christianson	130,595	*	*
All executive officers and directors as a group (10 persons)	16,305,177	95.9%	72.1%

*
less than 1%.

(1)
Consists of (i) 9,832,483 shares held of record by Genstar Capital Partners V AIV, L.P. ("Genstar V"), the general partner of which is Genstar Capital V AIV, L.P. ("Genstar V GP"), the general partner of which is Genstar V GP AIV LTD. ("Genstar V LTD"), (ii) 294,975 shares held of record by Stargen V AIV, L.P. ("Stargen V"), the general partner of which is Genstar V GP, the general partner of which is Genstar V LTD, (iii) 4,021,062 shares held of record by Genstar Capital Partners VI AIV, L.P. ("Genstar VI"), the general partner of which is Genstar Capital VI AIV, L.P. ("Genstar VI GP"), the general partner of which is Genstar VI GP AIV LTD. ("Genstar VI LTD"), (iv) 166,254 shares held of record by Genstar Capital Partners VI AIV (DEL), L.P. (Genstar VI DEL), the general partner of which is Genstar VI GP, the general partner of which is Genstar VI LTD, and (v) 153,023 shares held of record by Stargen VI AIV, L.P. ("Stargen VI", together with Genstar V, Stargen V, Genstar VI and Genstar VI DEL, the "Genstar Entities"), the general partner of which is Genstar VI GP, the general partner of which is Genstar VI LTD . As such, Genstar V LTD and Genstar VI LTD may be deemed to have beneficial ownership of the securities over which any of the Genstar Entities has voting or dispositive power. Genstar V LTD and Genstar VI LTD are controlled by a board of 3 directors that acts by majority approval and possesses sole voting and dispositive power with respect to the shares held by the Genstar Entities. The individual members of such board are: J. Ryan Clark; Jean-Pierre L. Conte; and Eli P. Weiss. The address for each of the entities referenced above is c/o Genstar Capital, 4 Embarcadero Center, Suite 1900, San Francisco, CA 94111.

(2)
None of our executive officers or directors beneficially own shares of common stock subject to options convertible, securities or other rights that are currently exercisable or exercisable within 60 days of March 31, 2019.

(3)
These shares are held by the Armstrong Family Trust. Mr. Armstrong is co-Trustee of the Armstrong Family Trust and may be deemed to have beneficial ownership of the shares held by this entity.

(4)
These shares are held by RGD Partners, LP. Mr. Dowdell may be deemed to have beneficial ownership of the shares held by this entity.

 DESCRIPTION OF CAPITAL STOCK

General

        As of the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will be effective upon the closing of this offering. Our certificate of incorporation and bylaws were approved by our pre-IPO stockholders prior to this offering. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects changes to our capital structure that will occur prior to the closing of this offering.

Common Stock

        As of March 31, 2019, there were 17,000,000 shares of our common stock outstanding and held of record by 51 stockholders.

Voting Rights

        Holders of our common stock are entitled to one vote per share of common stock. Holders of shares of common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

        Stockholders Agreement.    Under our Stockholders Agreement, Genstar Capital has the right, but not the obligation, to nominate (a) 50% of our directors, as long as Genstar Capital beneficially owns 50% or more of our outstanding common stock, (b) 40% of our directors, as long as Genstar Capital beneficially owns 40% or more, but less than 50% of our outstanding common stock, (c) 30% of our directors, as long as Genstar Capital beneficially owns 30% or more, but less than 40% of our outstanding common stock, (d) 20% of our directors, as long as Genstar Capital beneficially owns 20% or more, but less than 30% of our outstanding common stock, (e) 10% of our directors, as long as Genstar Capital beneficially owns 10% or more, but less than 20% of our outstanding common stock, in each case rounded up to the nearest whole number. See "Certain Relationships and Related Party Transactions—Stockholders Agreement with Genstar Capital."

Economic Rights

        Dividends.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See "Dividend Policy" for more information. Any dividend or distributions paid or payable to the holders of shares of common stock shall be paid pro rata, on an equal priority, pari passu basis.

        Right to Receive Liquidation Distributions.    Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders shall be distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

        Other Matters.    Holders of common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Choice of Forum

        Our certificate of incorporation and bylaws provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or stockholders owed to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or the Delaware General Corporation Law; or (4) any action asserting a claim governed by the internal affairs doctrine. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, this provision applies to Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. See "Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees."

Preferred Stock

        Under the terms of our certificate of incorporation that will be effective as of the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock

Registration Rights

        Prior to the consummation of this offering, we intend to enter into the Registration Rights Agreement with Genstar Capital. The Registration Rights Agreement provides Genstar Capital with certain registration rights. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement with Genstar Capital."

Anti-takeover Provisions

Classified Board of Directors; Election and Removal of Directors

        Our certificate of incorporation provides that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board.

        Under the Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation and our bylaws, directors serving on a classified board may be removed only for cause. Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that from and after the time Genstar Capital and its affiliates cease to beneficially own, in the aggregate, at least a majority of our outstanding common stock, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class. Subject to the rights of Genstar Capital as set forth in the Stockholders Agreement, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Stockholder Action; Special Meeting of Stockholders

        Subject to the rights of the holders of one or more series of our preferred stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders; provided, that prior to the time at which Genstar Capital ceases to beneficially own at least a majority of our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered in accordance with applicable Delaware law.

        Our certificate of incorporation provides that special meetings of the stockholders may be called only by the chairman of the board of directors, the Chief Executive Officer or by the secretary at the direction of a majority of the directors then in office.

Supermajority approval requirements

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws, which will be effective as of the closing of this offering, may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend, repeal, or adopt any provisions inconsistent with, any of the provisions of our certificate of incorporation described in the prior two paragraphs as well as certain other persons.

Authorized But Unissued Shares

        The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

        In addition, at such time as Genstar Capital cease to beneficially own in the aggregate at least a majority of our voting power of all outstanding shares or stock entitled to vote generally in the election of directors, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person, provided that Genstar Capital will not be deemed to be an interested stockholder.

Corporate Opportunity

        Our certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" will not apply against Genstar Capital, any of our non-employee directors who are employees, affiliates or consultants of Genstar Capital or its affiliates (other than us or our subsidiaries) or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers.

Transfer Agent and Registrar

        Upon completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The address of the transfer agent and registrar is 480 Washington Blvd, Jersey City, NJ 07310.

Limitations of Liability and Indemnification

        See the section captioned "Certain Relationships and Related Party Transactions—Indemnification Agreements and Directors' and Officers' Liability Insurance."

Listing

        Our common stock has been approved for listing on Nasdaq under the symbol "PLMR."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2019, 22,625,000 shares of common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares to cover over allotments, if any, and no exercise of outstanding options. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

        The remaining outstanding shares of our common stock not sold in this offering will be, and shares subject to stock options will be upon issuance, deemed "restricted securities" as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of our capital stock and securities exchangeable or exercisable for our capital stock have entered lock-up agreements with the underwriters under which they have agreed, subject to certain customary exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

  •
  beginning on the date of this prospectus, all 5,625,000 shares of our common stock sold in this offering will be immediately available for sale in the public market; and

  •
  beginning 180 days after the date of this prospectus, the remaining 17,000,000 shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

        We, our officers, directors and all other holders of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc. and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Barclays Capital Inc. and J.P. Morgan Securities LLC may, in their discretion, release any of the securities subject to lock-up agreements at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Barclays Capital Inc. and J.P. Morgan Securities LLC will consider, among other factors, the holder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Barclays Capital Inc. and J.P. Morgan Securities LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our capital stock then outstanding, which will equal            shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

  •
  Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement

        We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section captioned "Executive Compensation—Employee Benefit and Equity Incentive Plans" for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock. Potential tax reforms in the United States may result in significant changes in the rules governing U. S. federal income taxation. Such changes may affect the U.S. federal tax consequences of the purchase, ownership and disposition of the common stock discussed herein.

        This discussion is limited to Non-U.S. Holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  brokers, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code;

  •
  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

  •
  tax-qualified retirement plans;

  •
  Non-U.S. Holders whose income or gain with respect to our common stock is effectively connected with the conduct of a trade or business in the United States;

  •
  "qualified foreign pension funds" as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

  •
  persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an "applicable financial statement" (as defined in the Code).

        If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        As described in the section entitled "Dividend Policy," we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or other taxable disposition."

        Dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

        A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

        Gain described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the second bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

        Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA currently applies to payments of dividends on our common stock. On December 13, 2018, the Treasury Department issued proposed regulations that, among other things, eliminate the obligation to withhold gross proceeds from the sale or other disposition of such stock.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

 UNDERWRITING

        Barclays Capital Inc., J.P. Morgan Securities LLC and Keefe, Bruyette & Woods, Inc. are acting as the representatives of the underwriters. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.	1,733,626
J.P. Morgan Securities LLC	1,733,626
Keefe, Bruyette & Woods, Inc.	837,000
Evercore Group L.L.C.	424,687
William Blair & Company, L.L.C.	424,687
Sandler O'Neill & Partners, L.P.	235,687
SunTrust Robinson Humphrey, Inc.	235,687

Total	5,625,000

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per Share	$1.05	$1.05
Total	$5,906,250	$6,792,188

        The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.58500 per share. If all the shares are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be approximately $3.24 million (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000.

Option to Purchase Additional Shares

        We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 843,750 shares from us to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

        We, all of our directors, executive officers, and holders of all of our outstanding stock have agreed that, for a period of 180 days after the date of this prospectus, subject to certain customary exceptions, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and J.P. Morgan Securities LLC (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

        The restrictions above do not apply to (a) transactions relating to shares of our common stock or other securities acquired in the open market after the completion of this offering, (b) bona fide gifts, as long as such donee agrees to be bound by the terms of the lock-up agreement, (c) the exercise of warrants or the exercise of stock options granted pursuant to our stock option or incentive plans or otherwise outstanding at the completion of this offering, so long as the shares of our common stock received upon such exercise or conversion will remain subject to the restrictions set forth in the lock-up agreement, (d) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act or (e) any demand or request for the registration by us under the Securities Act of shares of our common stock, except that no such shares may be transferred and no registration statement may be filed during the lock-up period.

        Barclays Capital Inc. and J.P. Morgan Securities LLC in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and J.P. Morgan Securities LLC will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director, Barclays Capital Inc. and J.P. Morgan Securities LLC will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on The Nasdaq Global Select Market

        Our common stock has been approved for listing on Nasdaq under the symbol "PLMR".

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

        The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to legal entities which are qualified investors as defined under the Prospectus Directive;

  •
  by the underwriters to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, (1) the expression an "offer of common stock to the public" in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (2) the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in each Relevant Member State and (3) the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the "FSMA")) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, Palomar or the shares have been or will be filed with or approved by any Swiss regulatory authority. This document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents relating to Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

 LEGAL MATTERS

        DLA Piper LLP (US), San Diego, California will pass upon the validity of the shares of our common stock being offered by this prospectus. Latham & Watkins, LLP, San Diego, California is acting as counsel to the underwriters.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at www.PalomarSpecialty.com where, upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Palomar Holdings, Inc. and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Palomar Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Palomar Holdings, Inc. and Subsidiaries (the Company), formerly GC Palomar Holdings, as of December 31, 2018 and 2017, the related consolidated statements of income and comprehensive income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedules listed in the Index to Consolidated Financial Statements on page F-1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-01

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for investments in equity securities in 2018 due to the adoption of ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10).

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016

San Francisco, California
March 15, 2019

Palomar Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except shares and par value data)

	December 31, 2018	Pro Forma December 31, 2018	December 31, 2017
		(unaudited)(1)
Assets
Investments:
Fixed maturity securities available for sale, at fair value (amortized cost: $122,949 in 2018; $102,301 in 2017)	$122,220		$101,913
Equity securities, at fair value: (cost: $27,188 in 2018; $19,569 in 2017)	25,171		23,586

Total investments	147,391		125,499
Cash and cash equivalents	9,525		10,780
Restricted cash	399		152
Accrued investment income	734		788
Receivables for securities	—		250
Premium receivable	18,633		15,087
Deferred policy acquisition costs	14,052		15,161
Reinsurance recoverable on unpaid losses and loss adjustment expenses	11,896		13,352
Reinsurance recoverable on paid losses and loss adjustment expenses	2,666		1,280
Prepaid reinsurance premium	18,284		3,175
Prepaid expenses and other assets	5,863		1,260
Property and equipment, net	947		827
Intangible assets	744		744

Total assets	$231,134		$188,355

Liabilities and shareholder's equity
Liabilities:
Accounts payable and other accrued liabilities	$9,245	$14,364	$6,497
Reserve for losses and loss adjustment expenses	16,061		17,784
Unearned premiums	79,130		61,976
Ceded premium payable	10,607		5,069
Funds held under reinsurance treaty	720		1,517
Income taxes payable	—		11
Long-term notes payable	19,079		17,087

Total liabilities	134,842	139,961	109,941
Shareholder's equity:
Common stock, $0.0001 par value, 500,000,000 shares authorized, 17,000,000 shares issued and outstanding as of December 31, 2017 and 2018, respectively	2	2	2
Additional paid-in capital	68,498	91,459	68,498
Accumulated other comprehensive (loss) income	(563)	(563)	2,993
Retained earnings	28,355	275	6,921

Total shareholder's equity	96,292	$91,173	78,414

Total liabilities and shareholder's equity	$231,134	$231,134	$188,355

(1)
See Note 2, Significant Accounting Policies, "Unaudited Pro Forma Balance Sheet Information" for description of Pro Forma adjustments

See accompanying notes.

Palomar Holdings, Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(in thousands, except shares and per share data)

	Year ended December 31,
	2018	2017	2016
Revenues:
Gross written premiums	$154,891	$120,234	$82,287
Ceded written premiums	(82,949)	(46,951)	(29,636)

Net written premiums	71,942	73,283	52,651
Change in unearned premiums	(2,045)	(17,738)	(12,329)

Net earned premiums	69,897	55,545	40,322
Net investment income	3,238	2,125	1,615
Net realized and unrealized (losses) gains on investments	(2,569)	608	499
Commission and other income	2,405	1,188	260

Total revenues	72,971	59,466	42,696
Expenses:
Losses and loss adjustment expenses	6,274	12,125	7,292
Acquisition expenses	28,224	25,522	17,340
Other underwriting expenses	17,957	15,146	10,153
Interest expense	2,303	1,745	1,634

Total expenses	54,758	54,538	36,419
Income before income taxes	18,213	4,928	6,277
Income tax (benefit) expense	(6)	1,145	(337)

Net income	18,219	3,783	6,614

Other comprehensive income, net:
Net unrealized (losses) gains on securities available for sale, net of taxes of ($0), $704, and $734 for the years ended December 31, 2018, 2017 and 2016, respectively	(341)	1,522	1,475

Net comprehensive income	$17,878	$5,305	$8,089

Per Share Data:
Earnings per share, basic and diluted	$1.07	$0.22	$0.39

Weighted-average common shares outstanding:	17,000,000	17,000,000	17,000,000

See accompanying notes.

Palomar Holdings, Inc. and Subsidiaries

Consolidated Statements of Shareholder's Equity

(in thousands, except share data)

	Number of Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2016	17,000,000	$2	$68,498	$(458)	$(3,022)	$65,020

Change in net unrealized gain on investments	—	—	—	1,475	—	1,475
Net income	—	—	—	—	6,614	6,614

Balance at December 31, 2016	17,000,000	2	68,498	1,017	3,592	73,109
Net impact of tax reform on net unrealized gains on investments	—	—	—	454	(454)	—
Change in net unrealized gain on investments	—	—	—	1,522	—	1,522
Net income	—	—	—	—	3,783	3,783

Balance at December 31, 2017	17,000,000	2	68,498	2,993	6,921	78,414

Change in net unrealized loss on investments	—	—	—	(341)	—	(341)
Impact of equity accounting guidance adoption				(3,215)	3,215	—
Net income	—	—	—	—	18,219	18,219

Balance at December 31, 2018	17,000,000	$2	$68,498	$(563)	$28,355	$96,292

See accompanying notes.

Palomar Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2018	2017	2016
Operating activities
Net income	$18,219	$3,783	$6,614
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	212	160	88
Amortization of debt issuance costs	443	114	89
Loss on asset disposal	—	1	18
Net realized and unrealized losses (gains) on investments	2,569	(608)	(499)
Amortization of premium on fixed maturity securities	481	966	973
Deferred income tax expense (benefit)	—	1,134	(337)
Changes in operating assets and liabilities:
Accrued investment income	54	(137)	(61)
Premium receivable	(3,546)	(3,845)	(2,757)
Deferred policy acquisition costs	1,109	(4,507)	(3,850)
Reinsurance recoverables	70	(13,089)	(1,304)
Prepaid reinsurance premium	(15,109)	(1,527)	(613)
Prepaid expenses and other assets	(4,603)	(1)	(371)
Accounts payable and other accrued liabilities	2,748	2,238	1,772
Reserve for losses and loss adjustment expenses	(1,723)	13,006	3,010
Unearned premiums	17,154	19,266	12,942
Ceded premiums payable	5,538	3,487	(375)
Funds held under reinsurance treaty	(797)	(204)	486
Income taxes payable	(11)	11	—

Net cash provided by operating activities	22,808	20,248	15,825
Investing activities
Purchases of property and equipment	(332)	(68)	(898)
Proceeds from sale of property and equipment	—	—	4
Purchases of fixed maturity securities	(102,745)	(43,485)	(27,380)
Purchases of equity securities	(33,712)	(10,723)	(12,718)
Sales and maturities of fixed maturity securities	81,215	28,628	18,984
Sales of equity securities	29,959	6,770	10,477
Receivable for securities	250	(250)	—

Net cash used in investing activities	(25,365)	(19,128)	(11,531)
Financing activities
Repayment of surplus notes	(17,500)	—	—
Proceeds from issuance of floating rate notes, net of issuance costs	19,049	—	—

Net cash provided by financing activities	1,549	—	—

Net (decrease) increase in cash, cash equivalents, and restricted cash	(1,008)	1,120	4,294
Cash, cash equivalents and restricted cash at beginning of period	10,932	9,812	5,518

Cash, cash equivalents and restricted cash at end of period	9,924	$10,932	$9,812

Supplementary cash flow information:
Cash paid for income taxes	$11	$9	$3
Cash paid for interest	$1,727	$1,632	$1,545

See accompanying notes.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Summary of Operations and Basis of Presentation

Summary of Operations

        Palomar Holdings, Inc. (the Company), is an insurance holding company that was incorporated in Delaware in March 2019. Prior to incorporation in Delaware, the Company was known as GC Palomar Holdings (GCPH), which was a Cayman Islands incorporated insurance holding company formed on October 4, 2013 when GC Palomar Investor LP (GCPI) acquired control of GCPH. The Company and its wholly owned subsidiaries include Palomar Insurance Holdings, Inc. (PIH), which wholly owns Palomar Specialty Insurance Company (PSIC), Prospect General Insurance Agency, Inc. (PGIA), and Palomar Specialty Reinsurance Company Bermuda Ltd. (PSRE). On February 12, 2014, GCPH through PIH acquired PSIC from Pacific Indemnity Company in a stock purchase transaction.

        PSIC is a property and casualty insurance company domiciled in the state of Oregon. The Company's core focus is on the residential and commercial earthquake markets in earthquake-exposed states such as California, Oregon, Washington, and states with exposure to the New Madrid Seismic Zone. In 2015, PSIC expanded into broader geographic regions and perils, to include Hawaii residential hurricane and Texas specialty homeowners products. In 2016, PSIC began a commercial all risk insurance program which covers commercial property primarily in southeastern wind-exposed states. PSIC underwrites catastrophe insurance on an admitted basis in 24 states in the United States, as of December 31, 2018, mainly through managing general insurance agencies, wholesale brokers, and independent agents.

        PGIA is a property and casualty general insurance agency for PSIC and unaffiliated insurance carriers. As a general insurance agency, PGIA assists in developing insurance products, underwriting insurance policies, and receiving and disbursing funds from premium and loss transactions under contracts on behalf of insurance companies. PGIA earns commissions from the product development, marketing, and servicing of the insurance companies' programs. PGIA also earns fee income from policyholder transactions.

        PSRE is a Bermuda captive reinsurance company that reinsures earthquake and Hawaii Hurricane premium on a quota share basis exclusively for PSIC.

        The Company operates as an insurance holding company system and is subject to the insurance holding company laws of the State of Oregon, the state in which PSIC is domiciled. The Company is also commercially domiciled in California and, as a result, subject to the insurance holding company laws of that state. These statutes require that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system and domiciled in that state.

        The Company's chief operating decision-maker is the Chief Executive Officer. While the chief decision-maker monitors the revenue streams of the various products and services, operations are managed, resources are allocated, and financial performance is evaluated on a Company-wide basis. The Company has a single operating segment, the property and casualty insurance business.

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include the accounts of the Company and its

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. Summary of Operations and Basis of Presentation (Continued)

wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Stock Split

        On March 15, 2019, the Company effected a 17,000,000 for one forward stock split in conjunction with domestication in the United States. All share and per share information included in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect the stock split for the Company's common stock for all periods presented.

Use of Estimates

        The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. All revisions to accounting estimates are recognized in the period in which the estimates are revised. Significant estimates reflected in the Company's consolidated financial statements include, but are not limited to, reserves for losses and loss adjustment expenses, reinsurance recoverables on unpaid losses, and the fair values of investments.

2. Significant Accounting Policies

Cash and Cash Equivalents

        Cash and cash equivalents include time deposits and marketable securities with original maturities of three months or less at acquisition and are stated at cost, which approximates fair value. The Company maintains cash balances in federally insured financial institutions.

Restricted Cash

        Restricted cash includes cash on deposit with reinsurance carriers. Restricted cash also includes cash held in a fiduciary capacity for the benefit of third party insurance carriers.

Deferred Offering Costs

        Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the Company's initial public offering (IPO), are capitalized as incurred. The deferred offering costs will be offset against the IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. Deferred offering costs were $1.1 million at December 31, 2018 and are classified as Prepaid expenses and other assets on the Company's consolidated balance sheet. There were no deferred offering costs at December 31, 2017.

Investments

        All of the Company's investments in fixed maturity securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses related to fixed maturity securities are included in accumulated other comprehensive income as a separate component of shareholder's equity. Equity

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

securities are carried at fair value with unrealized gains and losses included as a component of net income on the Company's consolidated statement of income. Prior to 2018, unrealized gains and losses on equity securities were included in accumulated other comprehensive income as a separate component of shareholder's equity.

        Premiums and discounts on mortgage-backed securities and asset-backed securities are amortized or accrued using the prospective method which considers anticipated prepayments at the date of purchase. To the extent that the estimated lives of such securities change as a result of changes in estimated prepayment rates, the adjustments are included in net investment income using the prospective method.

        Investment income consists primarily of interest and dividends. Interest income is recognized on an accrual basis. Dividend income is recognized on the ex-dividend date. Net investment income represents investment income, net of expenses.

        Other-than-temporary declines in fair value of fixed maturity securities are evaluated for amounts considered credit losses by comparing the expected present value of cash flows to be collected to the amortized cost. Once the amount of other-than-temporary impairment (OTTI) related to the credit loss is determined, the unrealized loss is then bifurcated into the credit-related loss and the loss related to all other factors. The credit-related OTTI loss is recognized as a realized loss in the statement of comprehensive income and the cost basis of the security is reduced. The OTTI related to other factors remain in accumulated other comprehensive income. Before 2018, other-than-temporary declines in the fair value of equity securities would have been recorded as realized losses in the consolidated statement of comprehensive income and the cost basis of the security would have been reduced (see Note 3).

        The Company uses the specific-identification method to determine the cost of fixed maturity securities sold and the first-in, first-out method for lots of equity securities sold.

Fair Value

        Fair value is defined as the price that the Company would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment.

        The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

  Level 1—Unadjusted quoted prices are available in active markets for identical investments as of the reporting date.

  Level 2—Pricing inputs are quoted prices for similar investments in active markets; quoted prices for identical or similar investments in inactive markets; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

  Level 3—Pricing inputs into models are unobservable for the investment. The unobservable inputs require significant management judgment or estimation.

        To measure fair value, the Company obtains quoted market prices for its investment securities from its outside investment managers. If a quoted market price is not available, the Company uses prices of similar securities. The fair values obtained from the outside investment managers are reviewed for reasonableness and any discrepancies are investigated for final valuation.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

        The fair value of the Company's investments in fixed maturity securities is estimated using relevant inputs, including available market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. An Option Adjusted Spread model is also used to develop prepayment and interest rate scenarios. Industry standard models are used to analyze and value securities with embedded options or prepayment sensitivities. These fair value measurements are estimated based on observable, objectively verifiable market information rather than market quotes; therefore, these investments are classified and disclosed in Level 2 of the hierarchy.

        The fair value of the Company's investments in equity securities is based on quoted prices available in active markets and classified and disclosed in Level 1 of the hierarchy.

Concentration of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, fixed maturity securities and reinsurance recoverables. The Company places its cash and cash equivalents with high credit quality financial institutions and its fixed maturity securities in securities of the U.S. government, U.S. government agencies, and high credit quality issuers of debt securities. The Company evaluates the financial condition of its reinsurers and reinsures its business with highly rated reinsurers and sometimes requires letters of credit or retains funds from reinsurers (see Note 8).

Premiums Receivable

        Premiums receivable are carried at face value net of any allowance for doubtful accounts which approximates fair value. If necessary, the Company records an allowance for doubtful accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts is not reasonably assured. No allowance for doubtful accounts was required at December 31, 2018 or 2017.

Deferred Policy Acquisition Costs

        The costs of successfully acquiring new business, principally commission expense and premium taxes, are deferred and amortized over the unexpired terms of the policies in force.

Premiums Earned

        Gross premiums written are recorded at policy inception and are earned as revenue ratably over the term of the respective policies. Premiums written not yet recognized as revenue are reflected as unearned premiums on the balance sheet, or as advanced premiums if received prior to the policy effective date. Premiums written but not yet received are recognized as premiums receivable. Premiums receivable are presented on the consolidated balance sheets net of estimated uncollectible amounts. Based on management's review no allowance for bad debt was required at December 31, 2018 and 2017.

        A premium deficiency is recognized if the sum of expected losses and loss adjustment expenses, unamortized acquisition costs, and policy maintenance costs exceeds the remaining unearned premiums. A premium deficiency would first be recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency were greater than

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

unamortized acquisition costs, a liability would be accrued for the excess deficiency. The Company does not consider anticipated investment income when determining if a premium deficiency exists. There was no premium deficiency at December 31, 2018 or 2017.

Commission and Other Income

        Commission and other income is comprised of commissions earned on policies where the Company has no exposure to underlying risk and fees earned in conjunction with underwriting policies. Commission and fee income is earned at the time the policy is written.

Property and Equipment

        Property and equipment are capitalized and carried at cost less accumulated depreciation. Depreciation for property and equipment is calculated on a straight-line basis using useful lives of 3 to 5 years. Leasehold improvements and other fixed assets are capitalized and depreciated over the useful lives of the properties and equipment. Expenditures for maintenance and repairs are charged to operations as incurred. Upon disposition, the asset cost and related depreciation are removed from the accounts and the resulting gain or loss is included in the Company's results of operations.

Intangible Assets

        Upon acquisition, the entire PSIC purchase price was allocated to separately identifiable indefinite lived intangible assets. The Company acquired seven state licenses in the acquisition to which $0.7 million was allocated. Indefinite lived intangible assets are initially recognized and measured at fair value; intangible assets are subsequently evaluated for impairment annually or more frequently if circumstances warrant it. No impairments of intangible assets were recognized for the years ended December 31, 2018 and 2017.

Impairment of Long-Lived Assets

        Long-lived assets with finite lives are tested for impairment whenever recognized events or changes in circumstances indicate the carrying value of these assets may not be recoverable. If indicators of impairment are present, the fair value is calculated using estimated future cash flows expected to be generated from the use of those assets. An impairment loss is recognized only if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. This assessment is based on the carrying amount of the asset or asset group at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its fair value. No impairments of long-lived assets were recognized for the years ended December 31, 2018, 2017 and 2016.

Reserve for Losses and Loss Adjustment Expenses

        The reserve for unpaid losses and loss adjustment expenses includes estimates for unpaid claims and claim adjustment expenses on reported losses and estimates of losses incurred but not reported (IBNR), net of salvage and subrogation recoveries. The liability is based on individual claims, case reserves and other estimates reported by policyholders, as well as management estimates of ultimate

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

losses and loss adjustment expenses. Inherent in the estimates of ultimate losses and loss adjustment expenses are expected trends in claims severity and frequency and other factors that could vary significantly as claims are settled.

        The Company's estimates of ultimate losses and loss adjustment expenses are based in part upon the estimation of claims resulting from natural disasters such as hurricanes and earthquakes. Estimation by management of the ultimate losses and loss adjustment expenses resulting from catastrophic events is inherently difficult because of the potential severity of property catastrophe claims. Therefore, the Company uses both proprietary and commercially available models, as well as historic claims experience, for purposes of providing an estimate of ultimate losses and loss adjustment expenses.

        For other difficult estimates of ultimate losses and loss adjustment expenses, the Company utilizes historical severity data that may be immature and subject to significant variation, in addition to using loss development methods based on paid and reported losses. For these estimates, industry data may also be utilized.

        Ultimate losses and loss adjustment expenses may vary materially from the amounts provided in the consolidated financial statements. Estimates of unpaid losses and loss adjustment expenses are reviewed regularly and, as experience develops and new information becomes known, the liabilities are adjusted as necessary. Such adjustments, if any, are reflected in operations in the period in which they become known and are accounted for as changes in estimates. The Company does not discount its liability for unpaid losses and loss adjustment expenses.

        The Company does not write insurance policies covering toxic clean-up, asbestos-related illness or other environmental remediation exposures.

Reinsurance

        The Company purchases excess of loss and quota share reinsurance to protect it against the impact of losses. Reinsurance premiums, commissions, ceded unearned premiums are accounted for on bases consistent with the underlying terms of the reinsurance contracts and in proportion to the amount of insurance protection provided. The Company receives ceding commissions in connection with certain ceded reinsurance. The ceding commissions are capitalized and amortized as a reduction of underwriting, acquisition and insurance expenses. Amounts applicable to prepaid reinsurance premiums are reported as assets in the accompanying consolidated balance sheets.

        Reinsurance recoverables represent paid losses and loss adjustment expenses and reserves for unpaid losses and loss adjustment expenses ceded to reinsurers that are subject to reimbursement under reinsurance treaties. Premiums earned and losses and loss adjustment expenses incurred are stated in the accompanying consolidated statements of income and comprehensive income net of amounts ceded to reinsurers.

Income Taxes

        The Company is taxed as a property/casualty insurer for federal income tax purposes. Deferred income tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities, using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect on deferred taxes of a change in tax rates is

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        The Company recognizes the tax benefit of uncertain tax positions where the position is more likely than not to be sustained assuming examination by taxing authorities. Based on its evaluation for the tax years ended December 31, 2018 and 2017, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company recognizes interest and penalties related to uncertain tax positions, if any, as a component of income tax expense. The Company has not been assessed interest or penalties by any major tax jurisdictions for the respective tax years ended December 31, 2018, 2017, and 2016.

Earnings Per Share

        Earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding for the period. The Company currently does not have any additional securities which could convert to common stock and be dilutive to its earnings per share.

Unaudited Pro Forma Balance Sheet Information

        The unaudited pro forma balance sheet information at December 31, 2018 reflects: (i) a $5.1 million dividend payable accrual and corresponding reduction in retained earnings for a one-time cash distribution made in March 2019 to enable the Company's sole shareholder, GC Palomar Investor LP, to distribute funds to its partners to satisfy the tax obligation incurred in connection with the domestication transactions, and (ii) a $23.0 million stock compensation charge related to the modification and acceleration of the vesting of certain employees' Class P unit awards in GC Palomar Investor LP, which is reflected as an increase in addition paid-in capital and corresponding reduction to retained earnings. The unaudited pro forma balance sheet information as of December 31, 2018 does not give effect to the proposed offering.

Recent Accounting Pronouncements

        The Company currently qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies.

        The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.

Recently adopted accounting pronouncements

        In January 2016, the FASB issued "ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." Among other things, this new guidance requires the Company's equity investments to be measured at fair value with changes in fair value recognized in net income. Under the current guidance, equity investments are measured at fair value with changes in fair value recognized in accumulated other comprehensive income as a

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

component of shareholder's equity. The Company adopted this guidance on January 1, 2018 and began recognizing changes in fair value of equity securities into net income. Upon adoption, the Company made a $3.2 million cumulative-effect adjustment to increase retained earnings and decrease accumulated other comprehensive income. In the future, this guidance will impact the Company's results of operations, as changes in fair value of equity investments will impact net income rather than other comprehensive income. The future impact will vary depending on the volatility of the overall equity market and the amount the Company decides to invest in equity securities.

        In August 2016, the FASB issued "ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", in order to reduce diversity in the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The Company adopted this guidance on January 1, 2018. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

        In May 2014, the FASB issued new accounting guidance related to revenue recognition, "ASU 2014-09, Revenue from Contracts with Customers (Topic 606)." The guidance applies to all companies that either enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards, such as insurance contracts. Under this guidance, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under the current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This standard will be effective for annual and interim reporting periods beginning after December 15, 2018 and may be adopted earlier. Currently, provisions of this guidance may apply to the Company's commissions and fee income, however, the Company does not expect adoption to have a material impact on its consolidated financial statements.

        In February 2016, the FASB issued new guidance for accounting for leases, "ASU 2016-02, Leases (Topic 842)." Under current guidance, leases are only included on the balance sheet if the criteria to classify the agreement as a capital lease are met. This update will require the recognition of a right-of-use asset and a corresponding lease liability, discounted to the present value, for all leases that extend beyond 12 months.

        This guidance was subsequently amended multiple times and offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. This new guidance requires a modified retrospective adoption, applying the new standard to all leases existing at the date of initial application, with early adoption permitted. An entity may choose to use the standard's effective date, rather than the beginning of the earliest comparative period presented, as the date of initial application. An entity would record the effects of initially applying the new guidance as a cumulative-effect adjustment to retained earnings. Consequently, an entity's reporting for the

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

comparative periods presented in the year of adoption would continue to be in accordance with the current guidance, including the current disclosure requirements.

        To facilitate transition, the new guidance includes a package of practical expedients that entities may elect to apply on adoption. The package of practical expedients relates to the identification and classification of leases that commenced before the effective date and initial direct costs for leases that commenced before the effective date. The new guidance also includes a practical expedient permitting the use of hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset.

        This update is effective for annual reporting periods beginning after December 15, 2019, and interim reporting periods within fiscal years beginning after December 31, 2020 with early adoption permitted. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

        In June 2016, the FASB issued "ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." Current guidance delays the recognition of credit losses until it is probable a loss has been incurred. This updated guidance will require financial assets measured at amortized cost to be presented at the net amount expected to be collected by means of an allowance for credit losses that runs through net income. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses, with the amount of the allowance limited to the amount by which fair value is below amortized cost. This update will be effective for annual reporting periods beginning after December 15, 2020 and interim reporting periods within fiscal years beginning after December 15, 2021. Early adoption is permitted, but not before annual reporting periods beginning on or after December 15, 2018. The Company is currently evaluating the impact that this updated guidance will have on its consolidated financial statements.

        In August 2018, the FASB issued "ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. Among other things, this new guidance eliminates the need to disclose transfers between Level 1 and Level 2 of the fair value hierarchy, changes the policy for timing of transfers and the valuation processes for Level 3 fair value measurements and includes requirements to disclose quantitative information about Level 3 measurements. This new guidance will be effective for annual and interim reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

        In August 2018, the FASB issued "ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract." ASU 2018-15 requires a customer in a cloud computing arrangement (i.e. hosting arrangement) that is a service contract to follow the internal-use software guidance to determine which implementation costs to capitalize as assets or expense as incurred. Relevant implementation costs in the development stage are capitalized, while costs incurred during the preliminary project and post-implementation stages are expensed as the activities are performed. Capitalized costs are expensed over the term of the hosting arrangement. This ASU is effective for annual and interim reporting periods beginning after December 15, 2020. Early adoption is permitted. This update can either be applied retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company retrospectively adopted this guidance for the year

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

ended December 31, 2018. As this guidance is in line with current accounting for fees paid in a cloud computing arrangement that is a service contract, the adoption of this update had no impact on the Company's consolidated financial statements.

3. Investments

        The Company's available-for-sale investments are summarized as follows:

December 31, 2018	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)
Fixed maturities:
U.S. Governments	$15,299	$96	$(126)	$15,269
States, territories, and possessions	1,227	—	(6)	1,221
Political subdivisions	825	—	(10)	815
Special revenue excluding mortgage/asset-backed securities	12,429	115	(91)	12,453
Industrial and miscellaneous	65,885	192	(951)	65,126
Mortgage/asset-backed securities	27,284	133	(81)	27,336

Total available-for-sale investments	$122,949	$536	$(1,265)	$122,220

December 31, 2017	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)
Fixed maturities:
U.S. Governments	$13,393	$—	$(108)	$13,285
States, territories, and possessions	3,188	10	(1)	3,197
Political subdivisions	4,118	—	(51)	4,067
Special revenue excluding mortgage/asset-backed securities	24,039	42	(167)	23,914
Industrial and miscellaneous	44,582	150	(201)	44,531
Mortgage/asset-backed securities	12,981	2	(64)	12,919

Total fixed maturities	102,301	204	(592)	101,913
Equity securities	19,569	4,126	(109)	23,586

Total available-for-sale investments	$121,870	$4,330	$(701)	$125,499

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

3. Investments (Continued)

Security holdings in an unrealized loss position

        As of December 31, 2018, the Company held 173 fixed maturity securities in an unrealized loss position with a total estimated fair value of $73.8 million and total gross unrealized losses of $1.3 million. None of the fixed maturity securities with unrealized losses has ever missed, or been delinquent on, a scheduled principal or interest payment. As of December 31, 2017, the Company held 125 fixed maturity securities in an unrealized loss position with a total estimated fair value of $80.2 million and total gross unrealized losses of $0.6 million. None of the fixed maturity securities with unrealized losses has ever missed, or been delinquent on, a scheduled principal or interest payment. As of December 31, 2017, the Company held 16 equity securities in an unrealized loss position with a total estimated fair value of $2.8 million and total gross unrealized losses of $0.1 million.

        The aggregate fair value and gross unrealized losses of the Company's investments aggregated by investment category and the length of time these individual securities have been in a continuous unrealized loss position as of December 31, 2018 and 2017, are as follows:

	Less Than 12 Months		More Than 12 Months		Total
At December 31, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturity securities:
U.S. Governments	$1,970	$(25)	$6,197	$(101)	$8,167	$(126)
States, territories, and possessions	719	(5)	501	(1)	1,220	(6)
Political subdivisions	264	(1)	550	(9)	814	(10)
Special revenue excluding mortgage/asset-backed securities	1,706	(14)	5,916	(77)	7,622	(91)
Industrial and miscellaneous	30,544	(556)	14,913	(395)	45,457	(951)
Mortgage/asset-backed securities	6,653	(39)	3,830	(42)	10,483	(81)

	$41,856	$(640)	$31,907	$(625)	$73,763	$(1,265)

	Less Than 12 Months		More Than 12 Months		Total
At December 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturity securities:
U.S. Governments	$11,426	$(89)	$1,858	$(19)	$13,284	$(108)
States, territories, and possessions	1,568	(1)	—	—	1,568	(1)
Political subdivisions	2,996	(24)	1,071	(27)	4,067	(51)
Special revenue excluding mortgage/asset-backed securities	17,109	(129)	2,140	(38)	19,249	(167)
Industrial and miscellaneous	23,914	(137)	4,463	(64)	28,377	(201)
Mortgage/asset-backed securities	7,588	(31)	3,298	(33)	10,886	(64)

Total fixed maturity	64,601	(411)	12,830	(181)	77,431	(592)
Equity securities	1,995	(57)	807	(52)	2,802	(109)

	$66,596	$(468)	$13,637	$(233)	$80,233	$(701)

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

3. Investments (Continued)

        The Company considers the following factors in determining whether declines in the fair value of investments are other-than-temporary:

  •
  The significance of the decline in fair value compared to the cost basis,

  •
  The time period during which there has been a significant decline in fair value,

  •
  Whether the unrealized loss is credit-driven or a result of changes in market interest rates,

  •
  A fundamental analysis of the business prospects and financial condition of the issuer,

  •
  For fixed maturity securities, the Company's intent to sell the securities as of each reporting date,

  •
  If the Company does not expect to recover the entire amortized cost basis or cost of the investment,

  •
  For equity securities, the general macro-economic outlook for the underlying economy represented, and

  •
  For equity securities, the Company's ability and intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value.

        Based on the Company's reviews as of December 31, 2018 and 2017, the Company determined that the fixed maturity securities' unrealized losses were primarily the result of the interest rate environment and not the credit quality of the issuers. None of the fixed maturity securities were determined to be other-than-temporarily impaired. The company does not intend to sell the investments and it is not more likely than not that that the Company will be required to sell the investments before the recovery of their amortized cost basis. Therefore, none of the fixed maturity securities were written down during the respective years.

        Based on the Company's reviews as of December 31, 2017, the Company determined that the unrealized losses of the equity securities lots were temporary due to the severity of the declines. The Company had the ability and intent to hold these investments until a recovery of fair value. Therefore, none of the equity securities were written down at December 31, 2017 and the remaining unrealized losses of equity securities at that time were recognized to retained earnings upon adoption of ASU 2016-01 on January 1, 2018. See "Recent Accounting Pronouncements."

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

3. Investments (Continued)

Contractual maturities of available-for-sale fixed maturity securities

        The amortized cost and fair value of fixed maturity securities at December 31, 2018, by contractual maturity, are shown below.

	2018
	Amortized Cost	Fair Value
	(in thousands)
Due within one year	$2,621	$2,614
Due after one year through five years	50,677	49,802
Due after five years through ten years	32,471	32,518
Due after ten years	9,896	9,950
Mortgage and asset-backed securities	27,284	27,336

	$122,949	$122,220

        Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

Change in unrealized gains (losses) of investments

        The following table presents the change in available-for-sale gross unrealized gains or losses by investment type:

	Years Ended December 31,
	2018	2017	2016
	(in thousands)
Change in net unrealized gains (losses)
Fixed maturities	$(341)	$(6)	$(60)
Equity securities	—	2,232	2,269

Net (decrease) increase	$(341)	$2,226	$2,209

Net investment income summary

        Net investment income is summarized as follows:

	Years Ended December 31,
	2018	2017	2016
	(in thousands)
Interest income	$3,036	$1,916	$1,425
Dividend income	514	514	472
Less: investment expense	(312)	(305)	(282)

Net investment income	$3,238	$2,125	$1,615

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

3. Investments (Continued)

Net realized and unrealized investment gains and losses

        The following table presents net realized and unrealized investment gains and losses:

	Years Ended December 31,
	2018	2017	2016
	(in thousands)
Realized gains:
Gains on sales of fixed maturity securities	$19	$3	$56
Gains on sales of equity securities	4,287	802	592

Total realized gains	4,306	805	648

Realized losses:
Losses on sales of fixed maturity securities	(418)	(48)	—
Losses on sales of equity securities	(421)	(149)	(149)

Total realized losses	(839)	(197)	(149)

Net realized investment gains	3,467	608	499

Net unrealized losses on equity securities	(6,036)	—	—

Net realized and unrealized (losses) gains on investments	$(2,569)	$608	$499

        The Company places securities on statutory deposit with certain state agencies to retain the right to do business in those states. These securities are included in available-for-sale investments on the balance sheet. At December 31, 2018 and 2017, the carrying value of securities on deposit with state regulatory authorities was $5.0 million and $5.0 million, respectively.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

4. Fair value measurements

        The following tables present the Company's fair value hierarchy for financial assets and liabilities measured as of December 31, 2018 and 2017:

December 31, 2018	Level 1	Level 2	Level 3	Total
		(in thousands)
Assets:
Fixed maturity securities
U.S. Governments	$—	$15,269	$—	$15,269
States, territories, and possessions	—	1,221	—	1,221
Political subdivisions	—	815	—	815
Special revenue excluding mortgage/asset-backed securities	—	12,453	—	12,453
Industrial and miscellaneous	—	65,126	—	65,126
Mortgage/asset-backed securities	—	27,336	—	27,336
Equity securities	25,171	—	—	25,171
Cash, cash equivalents, and restricted cash	9,924	—	—	9,924

Total assets	$35,095	$122,220	$—	$157,315

Liabilities:
Long-term notes payable	$—	$—	$20,000	$20,000

Total liabilities	$—	$—	$20,000	$20,000

December 31, 2017	Level 1	Level 2	Level 3	Total
		(in thousands)
Assets:
Fixed maturity securities
U.S. Governments	$—	$13,285	$—	$13,285
States, territories, and possessions	—	3,197	—	3,197
Political subdivisions	—	4,067	—	4,067
Special revenue excluding mortgage/asset-backed securities	—	23,914	—	23,914
Industrial and miscellaneous	—	44,531	—	44,531
Mortgage/asset-backed securities	—	12,919	—	12,919
Equity securities	23,586	—	—	23,586
Cash, cash equivalents, and restricted cash	10,932	—	—	10,932

Total assets	$34,518	$101,913	$—	$136,431

Liabilities:
Long-term notes payable	$—	$—	$18,095	$18,095

Total liabilities	$—	$—	$18,095	$18,095

        The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheet including cash and cash equivalents, restricted cash, receivables, reinsurance recoverable, and accounts payable and other accrued liabilities approximate fair value due to their short term-maturity.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

4. Fair value measurements (Continued)

        The fair value of the Company's long-term debt was determined by calculating the present value of expected future cash flows under the terms of the note agreements discounted at an estimated market rate of interest at December 31, 2018 and 2017, respectively. This is a level 3 measurement.

        Transfers between levels result from changes in the availability of market observable inputs and are recorded at the beginning of the reporting period. There were no transfers between Level 1, Level 2 or Level 3 during 2018 or 2017.

5. Policy Acquisition Costs

        The following tables present the policy acquisition costs deferred and amortized:

	December 31,
	2018	2017	2016
	(in thousands)
Deferred Policy Acquisition Costs:
Balance, beginning of year	$15,161	$10,654	$6,804
Additions to deferred balance:
Direct commissions	36,934	27,976	21,453
Ceding commissions	(15,218)	(3,224)	(3,648)
Premium taxes	3,362	2,625	1,807

Total net additions	25,078	27,377	19,612
Amortization of net policy acquisition costs	(26,187)	(22,870)	(15,762)

Balance, end of year	$14,052	$15,161	$10,654

Acquisition expenses:
Amortization of net policy acquisition costs	$26,187	$22,870	$15,762
Period costs	2,037	2,652	1,578

Total Acquisition expenses	$28,224	$25,522	$17,340

6. Property and Equipment

        Property and Equipment, net consist of the following:

December 31, 2018	Cost	Accumulated Depreciation	Net Book Value
	(in thousands)
Leasehold improvements	$879	$(225)	$654
Computer hardware	108	(51)	57
Office equipment and furniture	454	(218)	236

Total	$1,441	$(494)	$947

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. Property and Equipment (Continued)

December 31, 2017	Cost	Accumulated Depreciation	Net Book Value
	(in thousands)
Leasehold improvements	$652	$(115)	$537
Computer hardware	83	(35)	48
Office equipment and furniture	374	(132)	242

Total	$1,109	$(282)	$827

        Depreciation expense for the years ended December 31, 2018, 2017, and 2016 was $0.2 million, $0.2 million, and $0.1 million respectively.

7. Reserve for Losses and Loss Adjustment Expenses

        Loss and loss adjustment expenses reserves represent management's best estimate of the ultimate cost of all reported and unreported losses incurred through December 31, 2018 and 2017. The Company does not discount loss and loss adjustment expense reserves. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any adjustments to estimates are recorded in the current period.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. Reserve for Losses and Loss Adjustment Expenses (Continued)

        The following table provides a reconciliation of the beginning and ending reserve balances for losses and LAE on a net of reinsurance basis to the gross amounts reported in the accompanying balance sheet:

	December 31,
	2018	2017	2016
	(in thousands)
Reserve for losses and loss adjustment expenses net of reinsurance recoverables at beginning of period	$4,432	$3,336	$1,562
Add: Incurred losses and loss adjustment expenses, net of reinsurance, related to:
Current year	8,165	12,257	7,472
Prior year	(1,891)	(132)	(180)

Total incurred	6,274	12,125	7,292
Deduct: Loss and loss adjustment expense payments, net of reinsurance, related to:
Current year	4,409	8,986	4,824
Prior year	2,132	2,043	694

Total payments	6,541	11,029	5,518
Reserve for losses and loss adjustment expense net of reinsurance recoverables at end of period	4,165	4,432	3,336
Add: Reinsurance recoverables on unpaid losses and loss adjustment expenses at end of period	11,896	13,352	1,442

Reserve for losses and loss adjustment expenses gross of reinsurance recoverables on unpaid losses and loss adjustment expenses at end of period	$16,061	$17,784	$4,778

        Considerable variability is inherent in the estimate of the reserve for losses and LAE. Although management believes the liability recorded for losses and LAE is adequate, the variability inherent in this estimate could result in changes to the ultimate liability, which may be material to shareholder's equity. The foregoing reconciliation shows loss and loss adjustment expense reserve redundancies of $1.9 million, $0.1 million, and $0.2 million developed in 2018, 2017 and 2016, respectively. This favorable reserve development was primarily in the Texas homeowners segment for all accident years presented. Expectations of ultimate losses from these periods have decreased due to lower than originally anticipated frequency and severity of claims.

        The Company compiles and aggregates its claims data by grouping the claims according to the year in which the claim occurred (Accident Year) when analyzing claim payment and emergence patterns and trends over time. For the purpose of defining claims frequency, the number of reported claims is by loss occurrence and includes claims that do not result in a liability or payment associated with them.

        The Company analyzed the usefulness of disaggregation of its results and determined the characteristics associated with the policies and the related unpaid loss reserves, incurred losses, and payment patterns are similar in nature. The Company separates its special property and other claim

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. Reserve for Losses and Loss Adjustment Expenses (Continued)

experience from its homeowner claim experience when analyzing losses and allocated loss adjustment expenses incurred and paid development and claim count triangles, as there are distinct differences in the development and claim count emergence patterns as well as methods of IBNR projection. The Special Property classification includes fire, allied lines, inland marine, and earthquake claims.

        As such, the following tables show the Company's historical homeowner and special property incurred and cumulative paid losses and LAE development, net of reinsurance, as well as IBNR loss reserves and the number of reported claims on an aggregate basis as of December 31, 2018 for each of the previous two accident years.

        The information provided herein about incurred and paid accident year claims development for the years ended December 31, 2017 and prior is presented as unaudited supplementary information.

Incurred Losses and Allocated Loss Adjustment Expenses,
Net of Reinsurance Homeowners' Insurance (in thousands)

					As of December 31, 2018
	Years Ended December 31,
					Incurred but Not Reported Liabilities	Cumulative Number of Claims
Accident Year	2015(1)	2016(1)	2017(1)	2018
2015	$2,048	$1,785	$1,658	$1,636	$3	379
2016		6,069	5,878	5,721	4	1,080
2017			9,534	7,418	83	2,944
2018				2,193	249	668

Total				$16,968	$339	5,071

Cumulative Paid Losses and Allocated Loss Adjustment Expenses,
Net of Reinsurance Homeowners' Insurance (in thousands)

	Years Ended December 31,
Accident Year	2015(1)	2016(1)	2017(1)	2018
2015	$860	$1,379	$1,523	$1,615
2016		4,120	5,356	5,585
2017			7,135	7,375
2018				1,550

Total				$16,125

Reserve for losses and loss adjustment expense, net of reinsurance				$843

(1)
Data presented for these calendar years is required supplementary information, which is unaudited.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. Reserve for Losses and Loss Adjustment Expenses (Continued)

Average Annual Percentage Payout of Incurred Claims by Age,
Net of Reinsurance Homeowners' Insurance (unaudited)

	Year 1	Year 2	Year 3	Year 4
Payout percentage	72.85%	18.86%	6.41%	5.61%

Incurred Losses and Allocated Loss Adjustment Expenses,
Net of Reinsurance Special Property Insurance (in thousands)

					As of December 31, 2018
	Years Ended December 31,
					Incurred but Not Reported Liabilities	Cumulative Number of Claims
Accident Year	2015(1)	2016(1)	2017(1)	2018
2015	$630	$719	$671	$671	$3	8
2016		1,381	1,249	1,251	2	50
2017			3,071	3,475	120	255
2018				5,970	158	336

Total				$11,367	$283	649

Cumulative Paid Losses and Allocated Loss Adjustment Expenses,
Net of Reinsurance Special Property Insurance (in thousands)

	Years Ended December 31,
Accident Year	2015(1)	2016(1)	2017(1)	2018
2015	$265	$438	$586	$626
2016		703	1,064	1,216
2017			1,967	3,344
2018				2,859

Total				8,045

Reserve for losses and loss adjustment expense, net of reinsurance				3,322

(1)
Data presented for these calendar years is required supplementary information, which is unaudited.

Average Annual Percentage Payout of Incurred Claims by Age,
Net of Reinsurance Special Property Insurance (unaudited)

	Year 1	Year 2	Year 3	Year 4
Payout percentage	50.05%	31.42%	17.10%	5.96%

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. Reserve for Losses and Loss Adjustment Expenses (Continued)

        The reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses in the consolidated balance sheet is as follows:

2018
(in thousands)
Net outstanding liabilities:
Homeowners' insurance	$843
Special property	3,322

Reserve for losses and loss adjustment expense, net of reinsurance	4,165
Reinsurance recoverable on unpaid claims:
Homeowners' insurance	$5,650
Special property	6,246

Total reinsurance recoverable on unpaid claims	11,896

Total reserve for losses and loss adjustment expenses	$16,061

8. Reinsurance

        The Company utilizes reinsurance in order to limit its exposure to losses and enable it to underwrite policies with sufficient limits to meet policyholder needs. The Company utilizes both excess of loss (XOL) and quota share reinsurance.

        In an XOL treaty, the Company retains losses for any occurrence up to a specified amount (its "retention") and reinsurers assume any losses above that amount. Prior to March 1, 2015, the Company had a retention of $15 million on non-earthquake events. This was reduced to $5 million on March 1, 2015 and remained in place through December 31, 2018. The Company's retention for earthquake events was $15 million from its inception through December 31, 2017 and was reduced to $5 million on January 1, 2018 and remained in place through December 31, 2018.

        The Company maintained XOL coverage up to $825 million and $750 million for earthquake events as of December 31, 2018 and 2017, respectively, and $625 million and $550 million for non-earthquake events as of December 31, 2018 and 2017, respectively. As of December 31, 2018, for non-earthquake events the Company retains 54.55% of losses between $230 million and $351 million and 30% of losses between $351 million and $501 million.

        In a quota share agreement, the Company transfers, or cedes, part or all of its exposure to a reinsurer who receives a portion of the associated premium in exchange. The reinsurer also must share an agreed upon portion of losses and agreed upon portion of the associated commission expense. The Company has quota share reinsurance agreements on several of its lines, the largest being its Texas Homeowners line, a component of its specialty homeowners product. In June 2018, the Company began ceding substantially all exposure relating to Texas Homeowners. Ceded written premium related to the Texas Homeowners line was $24.9 million, $2.4 million and $2.3 million for the years ended December 31, 2018, 2017 and 2016, respectively. No other quota share program accounted for more than 10% of total ceded written premium for those years.

        The Company recognizes ceded unearned premiums related to quota share agreements on its consolidated balance sheet as a prepaid reinsurance premium asset. As of December 31, 2018 and

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Reinsurance (Continued)

2017, prepaid reinsurance premiums totaled $18.3 million and $3.2 million, respectively. The increase in 2018 was driven primarily by the increased ceding on the Texas Homeowners line.

        As part of its reinsurance program, in June 2017, the Company obtained catastrophe protection through a reinsurance agreement with Torrey Pines Re Ltd. ("TPRe"). In connection with the reinsurance agreement, TPRe issued notes to unrelated investors in an amount equal to the full $166 million of coverage provided under the reinsurance agreement covering a three year period. At the time of the agreement, the Company performed an evaluation of TPRe to determine if it meets the definition of a variable interest entity ("VIE"). The Company concluded that TPRe is a VIE but it does not have a variable interest in the entity, as the variability in results is expected to be absorbed entirely by the investors in TPRe. Accordingly, TPRe is not consolidated in the Company's financial statements. The premium ceded to TPRe for the year ended December 31, 2018 was approximately $7.5 million.

        The effect of reinsurance on premiums written and earned and on losses and LAE incurred for the years ended December 31, 2018, 2017 and 2016, is as follows:

	2018		2017		2016
	Written	Earned	Written	Earned	Written	Earned
	(in thousands)
Premiums Written and Earned:
Direct	$144,821	$129,071	$112,974	$94,799	$79,492	$66,765
Assumed	10,070	8,688	7,260	6,162	2,795	2,551
Ceded	(82,949)	(67,862)	(46,951)	(45,416)	(29,636)	(28,994)

Net	$71,942	$69,897	$73,283	$55,545	$52,651	$40,322

	2018
	Losses	LAE	Total
	(in thousands)
Losses and LAE Incurred:
Direct	$12,153	$2,113	$14,266
Assumed	46	6	52
Ceded	(6,580)	(1,464)	(8,044)

Net	$5,619	$655	$6,274

	2017
	Losses	LAE	Total
	(in thousands)
Losses and LAE Incurred:
Direct	$24,266	$6,608	$30,874
Assumed	2	—	2
Ceded	(14,651)	(4,100)	(18,751)

Net	$9,617	$2,508	$12,125

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Reinsurance (Continued)

	2016
	Losses	LAE	Total
	(in thousands)
Losses and LAE Incurred:
Direct	$6,914	$2,300	$9,214
Assumed	—	3	3
Ceded	(1,388)	(537)	(1,925)

Net	$5,526	$1,766	$7,292

        The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.

        To reduce credit exposure to reinsurance recoverable balances, the Company obtains letters of credit from certain reinsurers that are not authorized as reinsurers under U.S. state insurance regulations. In addition, under the terms of its reinsurance contracts, the Company may retain funds due from reinsurers as security for those recoverable balances. As of December 31, 2018 and 2017, the Company had retained $0.7 million and $1.5 million in funds from reinsurers. The Company is able to use the funds in the ordinary course of its business. The funds are held in cash and cash equivalents and investments with an offsetting liability on the accompanying consolidated balance sheet.

        For the year ended December 31, 2018, reinsurance premiums ceded to the Company's three largest reinsurers totaled $7.5 million, $7.2 million, and $5.2 million, representing 24.0% of the total balance. For the year ended December 31, 2017, reinsurance premiums ceded to the Company's three largest reinsurers totaled $4.0 million, $3.4 million, and $2.4 million, representing 20.8% of the total balance. For the year ended December 31, 2016, reinsurance premiums ceded to the Company's three largest reinsurers totaled $2.3 million, $1.8 million, and $1.7 million, representing 19.5% of the total balance.

        At December 31, 2018 reinsurance recoverables on paid and unpaid losses by the Company's three largest reinsurers were $1.8 million, $0.8 million, and $0.8 million representing 23.0% of the total balance. At December 31, 2017 reinsurance recoverable on unpaid losses by the Company's three largest reinsurers were $1.9 million, $1.1 million, and $0.8 million representing 26.7% of the total balance. All of the Company's reinsurers post collateral or have an A.M. best rating of A– (excellent) or better.

9. Long-term debt

        Prior to September 2018, the Company had $17.5 million in outstanding surplus notes which had been issued by PSIC on February 3, 2015 for a term of seven years. The surplus notes bore interest at the rate of LIBOR plus 8.00% and had restrictions as to payments of interest and principal and any such payment required the prior approval of the Oregon Insurance Commissioners before such payment could be made. Such payments could only be made from surplus.

        In September 2018, the Company completed a private placement financing of $20.0 million floating rate senior secured notes (the "Floating Rate Notes"). As part of the financing agreement, the

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Long-term debt (Continued)

Company immediately used surplus funds to pay down the existing $17.5 million in surplus notes. As part of this pre-payment, the Company incurred a penalty of $0.1 million which, along with unamortized debt issuance costs of $0.4 million, was charged to income in 2018.

        The Floating Rate Notes mature on September 6, 2028 and bear interest at the three-month treasury rate plus 6.50% per annum. This rate resets quarterly and interest is payable quarterly in arrears on March 20, June 20, September 20 and December 20 of each year, commencing on December 20, 2018.

        Prior to September 6, 2019, Palomar Insurance Holdings, Inc. may redeem the Floating Rate Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes redeemed, plus a "make-whole" premium and accrued and unpaid interest and additional interest, if any. After September 6, 2019, Palomar Insurance Holdings, Inc. may redeem the Floating Rate Notes at its option, in whole or in part, at certain redemption prices. If a change of control occurs, Palomar Insurance Holdings, Inc. must offer to purchase the Floating Rate Notes at 100% of their principal amount, plus accrued and unpaid interest.

        The Floating Rate Notes are fully and unconditionally guaranteed on a senior secured basis by a pledge of the capital stock owned by Palomar Holdings, Inc. of its equity interests in Palomar Insurance Holdings, Inc. Such security interest consists of a first-priority lien with respect to the collateral.

        The Floating Rate Notes contain certain customary affirmative and negative covenants and events of default. The negative covenants limit Palomar Insurance Holdings, Inc.'s ability to, among other things, incur additional indebtedness, create liens on certain assets, pay dividends or prepay junior debt or make other restricted payments, make certain loans, acquisitions or investments, engage in transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of Palomar Insurance Holdings, Inc.'s assets. The Company was in compliance with all debt covenants as of December 31, 2018.

        Approved interest incurred and paid through September 6, 2018 relating to the Surplus notes totaled $5.7 million of which $1.2 million, $1.6 million and $1.5 million was incurred and paid in each of 2018, 2017 and 2016, respectively. The Company had no unpaid and unapproved interest as of September 6, 2018, December 31, 2017 and 2016.

        The Company incurred $0.6 million in interest expense relating to the Floating Rate Notes for the year ended December 31, 2018 and paid $0.5 million in interest. The Company had $0.1 million of interest accrued at December 31, 2018

10. Income Taxes

        As of December 31, 2018 and 2017, the Company was a Cayman Islands incorporated holding company with U.K. tax residency. The Company's Bermuda based subsidiary, PSRE, is not required to pay any taxes on its income or capital gains but is subject to a 1% U.S. federal excise tax on reinsurance premiums assumed.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Income Taxes (Continued)

        The Company's U.S. domiciled affiliates (PIH, PSIC and PGIA) file a consolidated federal income tax return and combined or separate state returns as required by state law. The insurance company pays premium taxes on gross premiums written in lieu of some states' income or franchise taxes.

        The components of the Company's federal income tax expense (benefit) are as follows:

	Years Ended December 31,
	2018	2017	2016
	(in thousands)
Current	$(6)	$11	$—
Deferred	—	1,134	(337)

Income tax expense (benefit)	$(6)	$1,145	$(337)

        As of December 31, 2018 and 2017, significant components of the Company's deferred tax assets and liabilities were as follows:

	December 31,
	2018	2017
	(in thousands)
Deferred tax assets:
Losses and LAE reserve discount	$22	$22
Net operating losses	702	1,476
Investment amortization	119	119
Unearned premiums	1,914	2,469
Capitalized organizational costs	304	334
Unrealized losses on investments	505	—
Other	306	457

Total deferred tax assets	$3,872	$4,877

Deferred tax liabilities:
Deferred acquisition costs	$(2,127)	$(3,184)
Unrealized gains on investments	—	(734)
Other	(68)	(12)

Total deferred tax liabilities	(2,195)	(3,930)
Net deferred tax asset before valuation allowance	1,677	947
Valuation allowance	(1,677)	(947)

Total net deferred tax assets	$—	$—

        Management assessed available positive and negative evidence to estimate whether sufficient future taxable income would be generated to permit use of the existing deferred tax assets. The Company recorded a valuation allowance in 2017 due to a 3-year cumulative loss and a large catastrophe event during 2017. The Company increased the valuation allowance by $0.7 million in 2018 due to an increase in net deferred tax assets. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Income Taxes (Continued)

        The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the tax years ended December 31, 2018 and 2017:

	Years Ended December 31,
	2018		2017		2016
	($ in thousands)
Expense computed at federal tax rate	$3,825	21.00%	$1,675	34.00%	$2,135	34.00%
Non-U.S. group member income	(4,409)	(24.21)%	(1,632)	(33.12)%	(2,093)	(33.34)%
Dividend received deduction and tax-exempt interest	(144)	(0.79)%	(467)	(9.47)%	(415)	(6.61)%
Impact of tax reform	—	—	580	11.76%	—	—
Valuation allowance	678	3.72%	947	19.23%	—	—
Other	44	0.24%	42	0.83%	36	0.58%

Income tax expense (benefit)	$(6)	(0.03)%	$1,145	23.23%	$(337)	(5.37)%

        The Company has a federal net operating loss carryforward of $3.3 million at December 31, 2018. Unless utilized, net operating loss carryforwards will begin to expire in 2034.

        On December 22, 2017, the President of the United States signed into law the Tax Act. The legislation significantly changes U.S. tax law by, among other things, lowering corporate income tax rates from 35% to 21%, effective January 1, 2018. U.S. GAAP requires companies to recognize the effect of tax law changes in the period of enactment. We evaluated all available information and made reasonable estimates of the impact of tax reform to substantially all components of our net deferred tax assets as of December 31, 2017. We finalized our accounting for the Tax Act during 2018 with no significant impact to earnings or deferred taxes.

        As of December 31, 2018 and 2017, the Company had no uncertain tax positions that required either recognition or disclosure in the consolidated financial statements. This is not expected to change significantly during the next twelve months. The Company classifies interest and penalties, if any, related to the liability for unrecognized tax benefits as a component of the provision for income taxes. The Company's income tax returns for 2014 through 2018 remain subject to examination by the tax authorities.

11. Capital Stock

        The Company has 500,000,000 common shares authorized and 17,000,000 common shares issued and outstanding with a par value of $0.0001. Additional paid in capital is $68.5 million. The Company currently does not have any additional securities outstanding which could convert to common stock.

12. Statutory financial information

U.S.

        U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. Statutory accounting practices (SAP) prescribed or permitted by regulatory authorities for the Company's insurance subsidiaries differ from U.S. GAAP. The principal differences between SAP and GAAP as they relate to the financial

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. Statutory financial information (Continued)

statements of the Company's insurance subsidiaries are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) investments in fixed income securities are carried at fair value under GAAP whereas such securities are carried at amortized cost under SAP, and (d) the criteria for recognizing net DTAs and the methodologies used to determine such amounts are different under SAP and GAAP.

        Risk-Based Capital (RBC) requirements promulgated by the NAIC require property/casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries. PSIC's statutory net income and statutory capital surplus as of December 31, 2018 and 2017 and for the years then ended are summarized as follows:

	December 31,
	2018	2017	2016
	(in thousands)
Statutory net income (loss)	$9,609	$(4,128)	$(2,324)
Statutory capital and surplus	63,731	61,338	67,894

        As of December 31, 2018, the company's capital and surplus exceeds its authorized control level. The authorized control level as determined by the RBC calculation was $19.7 million and $22.3 million at December 31, 2018 and 2017, respectively.

Bermuda

        Under the Bermuda Insurance Act, 1978 and related regulations, PSRE is required to maintain certain solvency and liquidity levels. The minimum statutory solvency margin required at December 31, 2018 and 2017 was approximately $6.9 million and $1.2 million, respectively. Actual statutory capital and surplus at December 31, 2018 and 2017 was $19.6 million and $16.4 million, respectively. PSRE had statutory net income of $17.3 million and $4.8 million for 2018 and 2017, respectively.

        PSRE had shareholder's equity of $23.5 million and $16.4 million on a GAAP basis at December 31, 2018 and 2017, respectively. The principal difference between statutory capital and surplus and shareholder's equity presented in accordance with GAAP are prepaid expenses, which are non-admitted assets for Bermuda statutory purposes.

        PSRE maintains a Class 3A license and thus must maintain a minimum liquidity ratio in which the value of its relevant assets is not less than 75.0% of the amount of its relevant liabilities for general business. Relevant assets include cash and cash equivalents, fixed maturity securities, accrued interest income, premiums receivable, losses recoverable from reinsurers, and funds withheld. The relevant liabilities include total general business insurance reserves and total other liabilities, less sundry liabilities. As of December 31, 2018 and 2017, the Company met the minimum liquidity ratio requirement.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. Dividend Restrictions

U.S.

        PSIC must receive the approval of the Oregon and California insurance commissioners prior to paying certain dividends. The maximum dividend or distribution amount that may be declared and paid by PSIC to its shareholder without prior approval is subject to restrictions relating to policyholder surplus and net income. A dividend or distribution that requires approval is any dividend or distribution, together with all other dividends or distributions paid in the preceding 12 months that exceeds the greater of (i) 10% of the combined statutory capital and surplus of the insurer as of the 31st day of December of the preceding year or (ii) statutory net income (excluding realized investment gains or losses) for the 12-month period ending the 31st day of December preceding year. In addition, the Company may only declare a dividend from earned surplus, which does not include surplus arising from unrealized capital gains or revaluation of assets. The Company may declare a dividend from other than earned surplus with prior approval from the Commissioner.

        The maximum dividend or distribution which may be made in 2019 without the prior approval of the Oregon and California Insurance Commissioners is $5.0 million, which represents PSIC's cumulative earned surplus at December 31, 2018. Any dividend or distribution in excess of $5.0 million made by the Company in 2019 will require the prior approval of the Oregon and California Insurance Commissioners.

Bermuda

        Bermuda regulations limit the amount of dividends and return of capital paid by a regulated entity. A Class 3A insurer is prohibited from declaring or paying a dividend if it is in breach of its minimum solvency margin, its enhanced capital requirement, or its minimum liquidity ratio, or if the declaration or payment of such dividend would cause such a breach. Pursuant to Bermuda regulations, the maximum amount of dividends and return of capital available to be paid by a reinsurer is determined pursuant to a formula. Under this formula, the maximum amount of dividends and return of capital available to the Company from PSRE during 2019 is calculated to be approximately $2.9 million. However, this dividend amount is subject to annual enhanced solvency requirement calculations. During 2018, the Company received $13.7 million in dividends from its PSRE subsidiary, which were approved by the Bermuda Monetary Authority.

14. Commitments and Contingencies

Litigation

        The Company is subject to legal proceedings arising from the normal conduct of its business. In the opinion of management, any ultimate liability that may arise from these proceedings will not have a material effect on the Company's financial position.

Operating Leases

        The Company leases office space and office equipment under operating leases expiring at various dates through July 2024. The following is a schedule by year of the future minimum rental payments

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. Commitments and Contingencies (Continued)

required under operating leases that have initial or remaining non-cancelable lease terms exceeding one year as of December 31, 2018:

Total
(in thousands)
Years ending December 31:
2019	$720
2020	741
2021	763
2022	786
2023	805
Thereafter	466

Total	$4,281

        Total rent expense for the years ended December 31, 2018, 2017 and 2016, was $0.6 million, $0.8 million, and $0.5 million, respectively.

Letters of Credit

        As of December 31, 2018, the Company has four irrevocable standby letters of credit for the benefit of ceding insurance companies to secure the unearned premium assumed by PSIC. The bank letters of credit amount to $1.3 million, $0.4 million, $0.5 million and $0.4 million, all of which expire December 31, 2018 and all but the $0.5 million letter of credit auto renew for one year. As of December 31, 2017, the Company has two irrevocable standby letters of credit for the benefit of ceding insurance companies to secure the unearned premium assumed by PSIC. The bank letters of credit amount to $1.1 million and $0.3 million, both of which expire December 31, 2018 with no renewal terms. The collateral increases were a result of additional unearned premium assumed from the ceding insurance companies.

        The letters of credit were collateralized by $3.0 million and $1.7 million of U.S. Treasury bonds at December 31, 2018 and 2017, respectively. These securities are included in available-for-sale investments on the consolidated balance sheets.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. Accumulated Other Comprehensive Income

        Changes in accumulated other comprehensive income (AOCI) are as follows:

	December 31,
	2018	2017	2016
	(in thousands)
Balance as of January 1	$2,993	$1,017	$(459)
Effect of equity accounting guidance adoption	(3,215)	—	—

Beginning Balance	(222)	1,017	(459)
Other comprehensive (loss) income before reclassification	(740)	2,834	2,708
Federal income (taxes) benefit	76	(772)	(899)

Other comprehensive (loss) income before reclassification, net of tax	(664)	2,062	1,809
Amounts reclassified from AOCI	399	(608)	(499)
Federal income (taxes) benefit	(76)	68	166

Amounts reclassified from AOCI, net of tax	323	(540)	(333)

Other comprehensive (loss) income	(341)	1,522	1,476
Effect of new tax rates from Tax Reform	—	454	—

Balance as of December 31	$(563)	$2,993	$1,017

16. Retirement and Post-Employment Retirement Plans

        For employees meeting certain eligibility requirements, the Company provides a defined contribution retirement plan under IRC Section 401(k). Under a safe-harbor plan, the Company contributes 3% of each participant's gross wages regardless of the employee's contribution. For the years ended December 31, 2018, 2017, and 2016 the Company's contributions to the plan were $0.2 million, $0.2 million, and $0.1 million, respectively.

17. Management Incentive Plan

        The Company's former parent, GC Palomar Investor LP, adopted a 2014 Management Incentive Plan (in the form of profits interests) on February 12, 2014 under which certain officers and employees of PSIC and its affiliates are entitled to Class P Units in GC Palomar Investor LP. Class P unit holders are expected to realize value only upon the occurrence of liquidity events meeting requisite financial thresholds after the Class A unit holders have recovered their investment. The Class P unit holders have no voting rights. The Company did not record stock based compensation expense related to this plan for the years ended December 31, 2018, 2017 or 2016 because no liquidity events were probable of occurring. Class P units outstanding at December 31, 2018 and 2017 were 12,552,825 units and 12,432,825 units, respectively.

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

18. Net Income Per Share

        The following table sets forth the computation of net income per share of common stock:

	Years Ended December 31,
	2018	2017	2016
	(in thousands, except shares and per share data)
Net Income	$18,219	$3,783	$6,614
Weighted average shares used in computing net income per share	17,000,000	17,000,000	17,000,000
Net Income per share, basic and diluted	$1.07	$0.22	$0.39

19. Underwriting Information

        The Company has a single reportable segment and offers primarily earthquake, wind, and flood insurance products. Gross written premiums (GWP) by product are presented below:

	Years ended December 31,
	2018		2017		2016
	($ in thousands)
	Amount	% of GWP	Amount	% of GWP	Amount	% of GWP
Product
Residential Earthquake	$81,679	52.7%	$57,328	47.7%	$32,662	39.7%
Specialty Homeowners	27,680	17.9%	26,516	22.0%	24,389	29.6%
Commercial Earthquake	20,946	13.5%	23,079	19.2%	20,580	25.0%
Commercial All Risk	14,338	9.3%	7,321	6.1%	1,784	2.2%
Hawaii Hurricane	8,128	5.2%	5,323	4.4%	2,872	3.5%
Flood	2,120	1.4%	667	0.6%	—	—

Total Gross Written Premium	$154,891	100%	$120,234	100%	$82,287	100%

        Gross Written premiums by state are as follows:

	Years ended December 31,
	2018		2017
					2016
		% of GWP		% of GWP
	Amount		Amount		Amount	% GWP
	($ in thousands)
State
California	$82,119	53.0%	$64,231	53.4%	$44,999	54.7%
Texas	32,568	21.0%	29,273	24.4%	25,286	30.7%
Hawaii	8,128	5.2%	5,323	4.4%	2,872	3.5%
Illinois	4,403	2.8%	4,854	4.0%	332	0.4%
Oregon	5,286	3.4%	4,250	3.6%	3,278	4.0%
Washington	5,658	3.7%	2,803	2.3%	1,513	1.8%
South Carolina	3,208	2.1%	1,706	1.4%	674	0.8%
Oklahoma	1,261	0.8%	1,302	1.1%	1,030	1.3%
All Other States	12,260	8.0%	6,492	5.4%	2,303	2.8%

	$154,891	100%	$120,234	100%	$82,287	100%

Palomar Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. Underwriting Information (Continued)

        The Company distributes a significant portion of its Residential Earthquake, Commercial Earthquake, Specialty Homeowners and Hawaii Hurricane products through longstanding relationships with two program administrators. Each of the four products managed by the program administrators operates as a separate program that is governed by an independent, separately negotiated agreement with unique terms and conditions, including geographic scope, key men provisions, economics and exclusivity. These programs also feature separate managerial oversight and leadership, policy administration systems and retail agents originating policies. In total, these four programs accounted for $104.9 million or 67.7% of the Company's gross written premiums for the year ended December 31, 2018, $85.8 million or 71.3% of the Company's gross written premiums for the year ended December 31, 2017, and $62.9 million or 76.5% of the Company's gross written premiums for the year ended December 31, 2016.

20. Subsequent Events

Cash Distribution

        In March 2019, the Company made a one-time cash distribution totaling approximately $5.1 million to its then-sole stockholder, GC Palomar Investor LP, enabling it to distribute funds to its partners, including Genstar Capital, in order to allow such partners to satisfy tax obligations incurred as a result of the domestication transactions.

Domestication and forward stock split

        In March 2019, the following events occurred: (i) the Company implemented a domestication pursuant to Section 388 of the Delaware General Corporation Law and Section 206 of the Companies Law (2018 Revision), as amended, of the Cayman Islands pursuant to which it became a Delaware corporation and no longer subject to the laws of the Cayman Islands, (ii) the Class P units and Plan were modified as described below, (iii) the Company effected a 17,000,000 for one forward stock split and (iv) caused its then-sole stockholder, GC Palomar Investor LP, to distribute all of the post-split shares of its common stock to its various partners and other interest holders, including to Genstar Capital and its affiliates.

Modification of Management Incentive Plan

        On March 15, 2019, the Company modified its 2014 Management Incentive Plan by eliminating the requirement of a liquidity event to occur for the holders of its Class P units to realize value. All Class P units were modified such that the vesting of each Class P unit holder's awards was accelerated and their Class P distribution percentages were determined. Common shares were distributed based on these percentages as part of the domestication transactions as described above. This modification resulted in a stock compensation charge and corresponding increase to additional paid-in capital of $23.0 million for the quarter ending March 31, 2019.

Schedule II

Palomar Holdings, Inc. and Subsidiaries
Balance Sheets (Parent Company)
(In Thousands, except shares and par value data)

		Pro forma
	December 31, 2018	December 31, 2018	December 31, 2017
		(unaudited)(1)
Assets
Fixed maturity securities available for sale, at fair value (amortized cost: $11,668 in 2018)	$11,581		$—
Equity Securities, at fair value: (cost: $1,656 in 2018)	1,658		—

Total investments	13,239		—
Cash and cash equivalents	540		—
Accrued investment income	67		—
Investment in subsidiaries	82,446		78,414

Total assets	$96,292		$78,414

Liabilities
Accrued distribution to shareholders	—	$5,119	—

Total liabilities	—	5,119	—
Shareholder's equity
Common stock, $0.0001 par value, 500,000,000 shares authorized, 17,000,000 shares issued and outstanding at December 31, 2018 and 2017, respectively	$2	$2	$—
Additional paid-in capital	68,498	91,459	68,500
Accumulated other comprehensive (loss) income	(563)	(563)	2,993
Retained earnings	28,355	275	6,921

Total shareholder's equity	96,292	$91,173	78,414

Total liabilities and shareholder's equity	$96,292	$96,292	$78,414

(1)
See Note 1, Accounting Policies, "Unaudited Pro Forma Balance Sheet Information" for description of Pro Forma adjustments

See accompanying notes.

Schedule II

Palomar Holdings, Inc. and Subsidiaries
Statements of Income (Parent Company)
(In Thousands)

	Year ended December 31,
	2018	2017	2016
Net investment income	$61	—	—
Net realized and unrealized losses on investments	(2)	—	—

Income before equity in net income of subsidiaries	59	—	—
Equity in net income of subsidiaries	18,160	3,783	6,614

Net income	$18,219	3,783	6,614

Other comprehensive income:
Net unrealized losses on securities available for sale	(87)	—	—
Equity in other comprehensive income of subsidiaries, net of taxes	(254)	1,522	1,475

Total comprehensive income	$17,878	$5,305	$8,089

See accompanying notes.

Schedule II

Palomar Holdings, Inc. and Subsidiaries
Statements of Cash Flows (Parent Company)
(In Thousands)

	Year Ended December 31,
	2018	2017	2016
Operating activities
Net income	$18,219	$3,783	$6,614
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(18,160)	(3,783)	(6,614)
Net realized and unrealized losses on investments	2	—	—
Other	546	—	—
Changes in operating assets and liabilities:
Accrued investment income	(67)	—	—

Net cash provided by operating activities	540	—	—
Investing activities
Net cash (used in) provided by investing activities	—	—	—
Financing activities
Net cash (used in) provided by financing activities	—	—	—

Net increase in cash, cash equivalents, and restricted cash	540	—	—
Cash, cash equivalents and restricted cash at beginning of period	—	—	—

Cash, cash equivalents and restricted cash at end of period	$540	$—	$—

Supplementary cash flow information:

See accompanying notes.

Schedule II

1.     Accounting Policies

Organization

        Palomar Holdings, Inc. (the Company), is an insurance holding company that was incorporated in Delaware in March 2019. Prior to incorporation in Delaware, the Company was known as GC Palomar Holdings (GCPH), which was a Cayman Islands incorporated insurance holding company formed on October 4, 2013 when GC Palomar Investor LP (GCPI) acquired control of GCPH.

Basis of Presentation

        The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

Estimates and Assumptions

        Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

Unaudited Pro Forma Balance Sheet Information

        The unaudited pro forma balance sheet information at December 31, 2018 reflects: (i) a $5.1 million dividend payable accrual and corresponding reduction in retained earnings of a one-time cash distribution made in March 2019 to enable the Company's then-sole stockholder, GC Palomar Investor LP, to distribute funds to its partners to satisfy the tax obligation incurred in connection with the domestication transactions, and (ii) a $23.0 million stock compensation charge related to the modification and acceleration of the vesting of certain employees' Class P unit awards in GC Palomar Investor LP, which is reflected as an increase in addition paid-in capital and corresponding reduction to retained earnings. The unaudited pro forma balance sheet information as of December 31, 2018 does not give effect to the proposed offering.

 Schedule V

Palomar Holdings, Inc. and Subsidiaries
Valuation and Qualifying Accounts

		Additions	Deductions
(in thousands)	Balance at Beginning of Period	Amounts Charged to Expense	Amounts Written Off	Balance at End of Period
Year Ended December 31, 2018
Valuation Allowance for deferred tax assets	$947	$730	$—	$1,677
Year Ended December 31, 2017
Valuation Allowance for deferred tax assets	$—	$947	$—	$947

5,625,000 Shares

Joint Book-Running Managers

Barclays	J.P. Morgan	Keefe, Bruyette & Woods
A Stifel Company

Evercore ISI	William Blair	Sandler O'Neill + Partners, L.P.	SunTrust Robinson Humphrey

        Through and including May 11, 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.